FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 9/26/2024

Ternium S.A.
(Translation of Registrant’s name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s Sustainability Report 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: September 26, 2024

CONTENTS

04	06. Chairman´s Letter 10. Our Sustainability Journey 12. Updated Emissions Intensity Target	14. Ternium at a Glance 16. Our Values 18. About this Report

OVERVIEW

20		136

ESG: ENVIRONMENTAL_SOCIAL_GOVERNANCE		ANNEXES

22. Addressing Climate Change
38. Minimizing our Environmental Footprint
52. Improving our Safety Performance
68. Realizing our People's Full Potential
86. Helping our Communities Thrive
102. Strengthening our Commercial Position and the Value Chain
120. Commitment to Integrity

138. Annex 1: ESG Recognitions
140. Annex 2: ISO Certifications
142. Annex 3: UN Sustainable Development Goals
145. Annex 4: Economic & Financial Performance 2023
147. Annex 5: GRI, SASB and TCFD Indexes
154. Annex 6: ESG Historical Data

Ternium S.A. (the “Company”) is a Luxembourg company
and its American Depositary Shares, or ADSs, are listed
on the New York Stock Exchange (NYSE: TX). We refer
to Ternium S.A. and its consolidated subsidiaries as
“we,” “our” or “Ternium.”
The financial and operational information contained in this report is based on Ternium’s operational data and on the Company’s consolidated financial statements, which were prepared in accordance with IFRS and IFRIC interpretations as issued by the IASB and adopted by the European Union and presented in U.S. dollars ($) and metric tons.

6. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

CHAIRMAN’S LETTER

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	7

2023 was a further year of expansion for Ternium as we ramped up production at our hot rolling mill at Pesqueria, increased share in a growing Mexican market for flat products, and advanced our positioning in the Brazilian market through acquiring an additional participation in Usiminas and consolidating its results in the second half. At the same time, we initiated a new cycle of investments at Pesqueria that will integrate electric steelmaking and natural gas-based direct reduction of iron ore and additional downstream capacity to further expand the mill’s competitiveness with domestic melted and poured capabilities.

Shipments of steel products rose to 14.2 million tons, a 19% increase over the previous year. Net sales rose to $17.6 billion, with an Adjusted EBITDA of $2.7 billion and margin of 16%, and net income for shareholders, adjusted to exclude a one-time, non-cash accounting effect, was $1.7 billion. Our net cash position at year-end amounted to $1.9 billion after increasing capital expenditures to $1.5 billion and, at the annual shareholders’ meeting, the annual dividend payment was increased by 22% to $3.30 per ADS.

The Mexican market for flat steel products from the industrial sector is growing, and expected to grow further with investment in manufacturing capacity for nearshoring activity, while investment in industrial warehousing, pipelines and infrastructure projects remains at a positive level. We continue to increase the production capabilities for finished steel products at our state-of-the-art industrial center in Pesqueria, with new finishing lines such as the pickling line we have just started up, complemented by our R&D center where we are increasing our product development activities. Already it is an essential pillar for the development of Mexican industrial production, and, once we complete our project to integrate electric steelmaking and a hydrogen-ready direct reduction unit, the carbon emissions content of its advanced steel products for the auto industry will be less than those of most of its global competitors.

The increase in our participation in Usiminas coincided with the relining of its main blast furnace at Ipatinga. This substantial modernization of the facility was an opportunity to increase its production capabilities and improve its energy efficiency and productivity, reducing costs, carbon emissions and environmental impact. We will continue to work on improving Usiminas’s profitability and the productivity of its operations, as well as its positioning in the Brazilian market for flat steel products, where we see considerable potential for long-term growth in industrial production in a country whose apparent steel use is half of that of Mexico.

The risk of unfairly traded imports of steel products from China, however, looms large over the the Brazilian steel industry and that of other Latin American countries. With the slowdown of the Chinese economy and steel demand, exports of steel products from China have risen above 100 million tons over the past 12 months. Exports of Chinese flat steel products to Brazil, in particular, have risen strongly in the year to date and already exceed last year’s total, accounting for over 80% of Brazil’s imports of such products. Although Latin American governments, including that of Brazil, are introducing measures to stem such imports these measures may prove to be insufficient.

In Argentina, restrictions to the access to foreign exchange imposed by the previous government affected our operations and those of our customers. The new government is attempting a substantial transformation of the economy and its longer-term competitiveness

8. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

but with the short-term impact of a significant downturn in activity as it acts to eliminate the fiscal deficit and eradicate runaway inflation. If the government is successful in its efforts to stabilize the macroeconomic situation and deregulate the economy, the country should resume economic growth and development after many years of stagnation.

As part of our decarbonization program, we acquired additional grid access rights with which we are increasing the capacity of our wind farm under construction in Argentina to 99 MW. Upon completion which is expected at the end of 2024, the wind farm will provide 90% of our current requirements for purchased electricity at our Argentine operations.

We have modified the decarbonization target that we established in 2021 so that it now includes Scope 3 emissions for raw materials and emissions up to, and including, the hot rolling process. We will also measure emissions using GHG methodology. The modified target is to reduce our emissions intensity by 15% by 2030 taking 2023 as a baseline. Since the modified target more closely reflects the scope of our actual operations and emissions, it will improve reporting transparency.

Ternium and Usiminas employees add up to 35,000. Together, we make a substantial contribution to numerous communities across Latin America. Throughout our operations, we aim to provide a dynamic and respectful working environment where employees are provided extensive training to perform their functions safely and effectively and are encouraged to develop their potential with continuous learning.

Ensuring a safe and healthy working environment is always our priority. We work tirelessly to instill a culture of safety first with all of our employees understanding their role and responsibility. A relentless focus on analysis of potentially hazardous incidents and preventive actions, is backed up by investments to improve material flows and working conditions and rigorous training, particularly for contractors and new employees. To make our training more impactful, we are using new technologies such as virtual reality, and, this year, we received a worldsteel Steelie award for excellence in education and training for the safety training program we developed at Ternium Brazil. We deeply regret, however, that, during 2023, two fatalities occurred in Ternium’s operations and one in those of Usiminas. Each and every fatality is a cause for deep reflection about what we could have done better to avoid it and a reminder that there is always more we can and must do to improve the safety of our workplace.

Support for technical education and making educational opportunities more inclusive is at the core of our community support activities. The Roberto Rocca Technical School in Pesqueria, now in its ninth year, provides technical education for 400 students and has established itself as a center of excellence in this growing industrial center. We have remodeled the classroom spaces to encourage a more interactive form of learning and to facilitate its use by other students and members of the community, particularly those aiming to attain certain specific technical certifications. Our new school under construction in Santa Cruz, next to our slab mill in Brazil, will open its doors next year and use the same educational principles and learning methodologies as its sister schools in Pesqueria and Campana.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	9

In this report, you can learn more about the values and activities, and their governance, that are integral to the long-term sustainability of our company. As we grow and extend our industrial footprint across Latin America, we do so while sharing sustainable values and principles with a resolute focus on strengthening the positioning and competitiveness of our operations. These include a focus on health and safety, respect for the environment, quality and excellence in our products and services, the development of our local communities and a competitive value chain, and developing an engaged and diverse team.

Our employees are at the center of our efforts and achievements. I would like to give a special thanks to them for their ongoing efforts and achievements over the past year. I would also like to thank our customers, suppliers and shareholders for their continued support.

September, 2024

Paolo Rocca
Chairman

10. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

OUR SUSTAINABILITY JOURNEY

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	11

"At Ternium, we are on a journey toward sustainable growth. We have revised our 2021 target, its scope, and the methodology used in our calculations. In addition we are including scope 3 emissions, primarily from raw material production and purchased semi finished steel from third parties, to better align the target with Ternium’s current industrial configuration. Finally, we are extending the measurement of emissions up to the hot-rolling process, in line with international discussions on a common reporting point for the industry.

This revised target will be measured using the GHG Protocol methodology, which we have utilized for several years to assess our GHG emissions inventory. This widely accepted methodology is applicable across various industries, not just the steel sector, enabling our stakeholders to make broader industry comparisons. It is also frequently referenced in regulations such as the European Union's Corporate Sustainability Reporting Directive, which will become mandatory for Ternium starting in 2025. Our updated target aims to reduce emissions intensity by 15% by 2030 compared to a 2023 baseline, encompassing scope 1 and 2 as well as scope 3 categories 1 and 10.

Our main decarbonization initiatives include adopting low-carbon technologies, increasing the share of renewable energy in our electricity mix, enhancing our carbon capture and utilization capacity, increasing the use of scrap in the metallic mix, and implementing energy efficiency and industrial performance improvements.

In low-carbon technology, we are advancing with our DRI-EAF steelmaking project at the Pesquería industrial center, which will produce low-carbon-emissions steel for the automotive industry, ensuring that we deliver high-quality products to our industrial customers while complying with USMCA rules of origin. All our DRI modules in Mexico are equipped with CO2 capture capabilities for use in other industries or for storage and are prepared to transition from natural gas to green hydrogen when and if it becomes economically viable. The new DRI module in Pesquería will also feature these advancements.

In Argentina, the construction of our first wind farm in the Buenos Aires province is proceeding on schedule and will enable us to replace most of the energy we currently purchase from third parties in the country.

Ternium’s achievements over the years have been driven by the talent of our people, whom we continuously strive to develop and empower across all our countries of operation. We take pride in their diversity and are committed to ensuring a safe and inclusive work environment.

Finally, we believe our industrial project will only be sustainable with the support of our communities. We pursue excellence in environmental practices across all our facilities and seek to foster community growth by promoting youth education, particularly in technical fields. These initiatives are integral to our long-term vision."

MÁXIMO VEDOYA Chief Executive Officer

12. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

DRIVING SUSTAINABILITY
UPDATED TARGET: INCLUSION OF SCOPE 3 EMISSIONS, EXPANDED BOUNDARY AND METHODOLOGY CHANGE

Our revised target of a 15% reduction in emissions intensity by 2030 compared to a 2023 baseline, includes Scope 1, 2, and 3 Category 1 (Purchased Goods and Services) and Category 10 (Processing
of Sold Products) and is calculated using the GHG Protocol methodology. The extended boundary covers up to the hot-rolling process and better reflects Ternium's operational configuration.

EMISSIONS ACCOUNTING

SCOPES AND CATEGORIES INCLUDED IN THE UPDATED TARGET

FROM OWNED OR CONTROLLED SOURCES* ▪Mining Activity ▪Steel making process: BF-BOF-CCC and DRI-EAF CCC routes ▪Hot Rolling Process (*) This excludes Usiminas
FROM THE GENERATION
OF PURCHASED ELECTRICITY

The emissions considered are associated with electricity purchased from the national grid and direct suppliers, such as Techgen in Mexico. The accounting approach used is market-based and includes clean energy certificates and IRECs.

FROM THIRD PARTIES

Category 1: upstream emissions
▪Production of raw materials
▪Production of semi-finished steel (slabs and billets)

Category 10: downstream emissions
Hot rolling process (scope 1 & 2)
of semi-finished steel sold by Ternium

GHG CONSIDERED CO2, CH4, N2O, HFCs.	PRODUCTION UNIT USED FOR CALCULATING INTENSITY Hot rolled steel by Ternium and third parties

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	13

ENHANCEMENTS COMPARED TO 2021 TARGET

1	INCORPORATION OF SCOPE 3 EMISSIONS Mainly those embedded in slabs and billets purchased from third parties	2	BOUNDARY EXPANSION Addition of the hot-rolling process to the steel-making process used in the 2021 target.	3	NEW METHODOLOGY Adoption of a widely used methodology that complies with the European CSRD regulation: the GHG Protocol

TERNIUM'S DECARBONIZATION ROADMAP

CONTRIBUTION OF THE DIFFERENT INITIATIVES
The following chart outlines Ternium's decarbonization roadmap, showing the contribution of each strategy toward achieving a reduction in emission intensity. This roadmap reflects current operational conditions and project feasibility according to the company’s latest assessment. Additionally, the company intends to develop a new joint roadmap with Usiminas in the near future.

2.1 tCO2/HReq					1.8 tCO2/HReq

Low carbon technologies (8%)	Renewable energy (3%)	Improvements in Performance/Energy Efficiency initiatives (2%)	Carbon capture and usage (1%)	Scrap in the metallic mix (1%)

2023 Baseline		15 % reduction in emission intensity rate (scopes 1, 2 & 3).			2030 Target

14. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

TERNIUM AT A GLANCE

COUNTRIES WITH PRODUCTION FACILITIES		INTEGRATED FACILITIES		DOWNSTREAM FACILITIES
9		6 Ternium	1 Usiminas	12 Ternium	1 Usiminas

FINISHED STEEL PRODUCTION CAPACITY		IRON ORE PRODUCTION CAPACITY		EMPLOYEES
15.4 Million tons Ternium	6.9 Million tons Usiminas	4 Million tons Ternium	9 Million tons Usiminas	21,013 Ternium	13,445 Usiminas

In July 2023, Ternium increased its investment in Usiminas. A new shareholders’ agreement was entered into as a result of the transaction, pursuant to which the T/T Group (formed by Ternium Investments, Ternium Argentina and Tenaris’ subsidiary Confab Industrial) has the right to nominate a majority of the members of Usiminas’ Board of Directors, the CEO and four other members of Usiminas’ Board of Officers. Ternium began to fully consolidate Usiminas' financial statements in July 2023.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	15

■ Ternium
■ Usiminas

MEXICO

Steel
- 3 Integrated facilities
- 5 Downstream facilities
- 7 Service centers
- 12 Distribution centers

Mining
- 3 Open pit mines

Peña Colorada operation has a 50% participation

GUATEMALA

- 1 Downstream facility
- 6 Service centers
- 9 Distribution centers

UNITED STATES

- 1 Downstream facility

EL SALVADOR

- 2 Service centers

NICARAGUA

- 1 Service center

COSTA RICA

- 1 Service center

COLOMBIA

- 1 Integrated facility
- 1 Downstream facility
- 5 Service centers
- 2 Distribution centers

BRAZIL

Ternium

Steel
- 1 Integrated facility

Usiminas

Steel
- 1 Integrated facility
- 1 Downstream facilities
- 7 Service centers
- 7 Distribution centers

Mining
- 3 Open pit mines

ARGENTINA

- 1 Integrated facility
- 4 Downstream facilities
- 6 Service centers
- 1 Distribution center

STEEL SHIPMENTS 2023

Mexico
58.8%
Southern Region
16.0%
Brazil
14.2%
Other markets
USA
5.7%
Colombia
3.7%
Others
1.7%

Steel shipments include Usiminas, as Ternium began consolidating Usiminas in its financial statements from July 2023.

16. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

OUR VALUES

ENVIRONMENT We are committed to achieving excellence in environmental and energy performance in all our operations to protect the environment, setting an example in our communities.
HEALTH AND SAFETY

Nothing is more important to
Ternium than the health and safety of all those working with the company.
Our priority is to provide our employees a safe workplace, promoting their well-being and a healthy lifestyle.

PEOPLE AND DIVERSITY

Our people are at the heart of
our industrial project and the
foundation of our achievements.
We aim to provide them
opportunities for development
and fulfilling their potential,
while promoting diversity, equity
and inclusion, and rejecting any
form of discrimination based on
gender, sexual orientation, ethnic
origin, color, age, religion or
political belief.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	17

COMMUNITY

The development and inclusive
growth of the communities
where we have our operations
is integral to the success of
our industrial project. Our
community activities focus
on support for education and
opportunities based on merit,
with technical education
seen as an engine for growth,
transformation and social
mobility.

QUALITY AND
INDUSTRIAL
EXCELLENCE

Excellence and quality in our products, services, processes, and the professionalism of our people are our principal competitive advantage. We are focused on the continuous improvement of our plants and processes and on developing outstanding technologies and products.

INTEGRITY

Transparency in management
and communications is
a fundamental value in
our relationship with our
stakeholders, customers,
employees, suppliers, and
the communities of which we
are a part. We are committed
to building a culture of
transparency and integrity in
everything we do.

18. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

ABOUT THIS REPORT
This report provides a comprehensive description of Ternium’s integrated strategy, including the progress made during 2023 in various economic, environmental, social, and governance aspects. It also highlights how company actions are contributing on achieving the Sustainable Development Goals defined by the UN in 2015.

It is prepared with reference to international standards set by the GRI (Global Reporting Initiative) and SASB (Sustainability Accounting Standards Board), as well as the guidelines of the worldsteel association, and follows the recommendations of the TCFD (Task Force on Climate-related Financial Disclosures) regarding climate change reporting.

The content of this sustainability report reflects the material topics established in 2019 after conducting a materiality assessment, as well as the annual updates arising from interactions with our stakeholders. This involved identifying key economic, social, and environmental topics through industry research, benchmarking, international standards, and priority subjects. These topics were then prioritized through a consultation process involving employees, suppliers, customers, community organizations, business associations, investors, the press, and academic institutions.

To finalize the selection of material topics, the results were examined in light of the company's long-term strategy and implemented programs. This analysis produced a materiality matrix that ranks relevant economic, environmental, and social topics based on their impact on stakeholder assessments and decisions, as well as their significance to the company.

Additionally, the included topics are annually reviewed with senior directors to consider any new interests that may arise through the interactions with various stakeholders:

■ Employees: We prioritize transparent communication through feedback check-ins, town hall meetings, surveys, and performance reviews. In 2023, our CEO held four Live Talks followed by Q&A sessions, with the participation of over 3,200 employees on average. We hosted Ternium’s Safety Day for employees and managers to discuss safety issues and improve operations.

■ Customers: We actively engage in dialogue with our customers to understand their needs. Through long-term partnerships, we create opportunities for supply chain and digital integration. In 2023, some customers requested our participation in sustainability surveys and CSR audits. They also sought information on Ternium’s sustainability performance for benchmarking using systems like CDP or EcoVadis.

■ Suppliers: We closely engage with our suppliers to strengthen the steel supply chain. Our ProPymes program plays a key role in this endeavor. Moreover, our procurement entity Exiros, jointly owned by our sister company Tenaris, provides valuable insights on suppliers' key concerns and priorities.

■ Communities: At Ternium, a close communication with our communities is essential, reflecting one of our core values: transparency in our relationships with stakeholders. To support this objective, we launched the “One Mill, One Fan Page” communication strategy over ten years ago. This initiative associates each of our mills with a dedicated Facebook Fan Page, allowing us to connect with the community in a meaningful way. Currently, we have eight local Fan Pages with 290,000 followers. They serve to provide timely and transparent information to our people and the community, the media, and the institutions surrounding our operations. We also organize face-to-face gatherings with community members led by the Regional Presidents to discuss the audience’s concerns and to provide pertinent operational updates of our facilities.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	19

■ Investors: We actively engage with shareholders through regular communication via conference calls, meetings, and anonymous feedback. This ensures information exchange and keeps us updated on emerging trends.

■ Industry Associations: our involvement in industry associations enables collaboration with peers to address common challenges, share best practices, and establish unified standards for the steel industry's future.
Unless otherwise indicated, historical data and KPIs do not include Usiminas information, as Ternium began consolidating Usiminas in its financial statements in July 2023.

• Economic topics • Environmental topics • Social topics

ESG

ENVIRONMENTAL
SOCIAL
GOVERNANCE

RÍO DE JANEIRO, BRAZIL

22. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

ADDRESSING CLIMATE CHANGE

SUSTAINABLE DEVELOPMENT GOALS

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	23

	GOALS & ACTIONS		2023 KPIs
GOALS

▪Updated target: a 15% reduction in the emission intensity rate per ton of hot-rolled steel by 2030 compared to a 2023 baseline, considering Scope 1, 2, and 3 (Categories 1 and 10), and measured using the GHG Protocol methodology.
▪Achieve a 41% share of renewable energy in the purchased electricity by 2030 up to the hot-rolling process.
▪Improve efficiency in energy consumption across all industrial processes.
▪Collaborate with the value chain to reduce greenhouse gas (GHG) emissions.
▪Develop strategies and projects with the ambition of achieving carbon neutrality in our products and operations, considering technological feasibility and local market conditions where we operate.
$20 MILLION INVESTED IN DECARBONIZATION

2.1 CO2eq PER TON OF HOT ROLLED STEEL (SCOPE 1, 2 & 3) GHG Protocol methodology
New

1.7 CO2 PER TON OF CRUDE STEEL (SCOPE 1 & 2) Worldsteel methodology
ACTIONS
▪Establishment of a climate change governance structure, including a decarbonization committee and oversight by the board of directors.
▪Integration of climate change risks into the critical risk analysis process.
▪Incorporation of a scenario analysis to assess asset vulnerability to             physical risks.
▪Implementation of an internal carbon price for investment project             evaluation.
▪Development of a roadmap with projects and annual monitoring.
▪Definition of energy efficiency initiatives for each production site under a corporate energy efficiency program.
▪Strengthening of our emissions management system, including:
_Third-party verification of emissions according to the GHG                     Protocol and worldsteel methodologies.
_Introduction of data processing systems and a GHG inventory                 system to enhance granularity and information analysis.
_Collection of supplier data (scope 3 emissions).
_Assessment of the relevance of Scope 3 emissions categories and their inclusion in the GHG emissions inventory
_Certification under ISO 50001 standard for our processes.

22.9 GJ PER TON OF CRUDE STEEL Worldsteel methodology

28% SCRAP CONTENT PER TON OF CRUDE STEEL

Note: Figures do not include Usiminas

24. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

INDUSTRY PERSPECTIVES

Steel plays a fundamental role in modern society due to its strength, versatility, and durability. However, its production significantly contributes to greenhouse gas emissions, accounting for between 7% and 9% of the total global CO2 emissions according to worldsteel figures. This presents a significant challenge for the industry: reducing its carbon footprint while meeting the growing global demand for steel.

Currently, approximately 71% of global steel production relies on blast furnaces, with an average emission intensity of 2.33 tons of CO2 per ton of crude steel (tCO2/t of crude steel).

There are alternative production routes with lower emission intensities, such as electric arc furnaces (EAF) based on direct reduced iron (DRI) or scrap, with intensities of 1.37 tCO2/t and 0.68 tCO2/t, respectively. Ultimately, the choice of technology depends on the availability and costs of raw materials and energy, and the technical characteristics required for the final product.

TERNIUM'S STEELMAKING PROCESSES CURRENT STATUS AND POST-COMPLETION OF THE PESQUERÍA STEELMAKING PROJECT

MAIN PRODUCTION INPUTS				CRUDE STEEL PRODUCTION (2023)	CRUDE STEEL CAPACITY (2027)

▪Iron ore ▪Coking coal ▪Pulverized Injection Coal (PCI) ▪Natural Gas	BF Blast furnace	BOF Basic oxigen furnace	CC Slab continuous caster	63%	51%

▪Iron ore pellets ▪Natural gas ▪Electricity ▪Scrap	DRI Direct reduction iron plant	EAF Electric arc furnace	CC Slab and billet continuous caster	29%	42%

▪Scrap ▪Electricity		EAF Electric arc furnace	CC Billet continuous caster	8%	7%

The information presented herein does not include Usiminas

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	25

As the world advances towards a low-carbon economy, we expect the global production landscape to change in the coming decades. With the development of society and infrastructure entering a replacement phase, scrap availability is expected to increase, facilitating the use of technologies based on this raw material. In addition, there are positive expectations regarding the development of renewable energies as a fundamental resource in the transition to a low carbon economy, both for their direct use in the steel production process and in the production of green hydrogen. In figures, according to the World Energy Outlook 2023 presented by the International Energy Agency (IEA), investment in renewable energies has increased by 40% since 2020 and is expected to continue growing.

Aware of the industry's challenges and opportunities, reducing emission intensity and improving energy efficiency in operations are priorities in Ternium's sustainability agenda.

GOVERNANCE

The company has established a governance system to address climate change at various levels.

OUR STRUCTURE CLIMATE CHANGE GOVERNANCE

BOARD OF DIRECTORS

VICE CHAIRMAN
Quarterly Reports

CHIEF EXECUTIVE OFFICER (CEO)

DECARBONIZATION COMMITTEE

MEETINGS

Quarterly

PARTICIPANTS

CFO, Regional Presidents, Operations VP, Mining VP, Chief Information Officer (CIO), Chief Technology Officer (CTO), Chief Industrial and Engineering Officer (CIEO), Global Sustainability Sr. Director, Global IR & Compliance Sr. Director

ACTIVITIES

- Performance review and progress on Ternium´s roadmap
- Resource and investment issues
- Changes in legal framework and new technologies update

CRITICAL RISKS COMMITTEE (CRC)

MEETINGS

At least three times a year

PARTICIPANTS

The composition of the Critical Risks Committee (CRC) is described on page 129 of this Report

ACTIVITIES

- Identification and assessment of risks
- Follow up of mitigation and action plans
- Presentation of critical risks report to the Board of Directors (once a year)

26. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

The Board's Vice-Chairman was appointed to report about the evolution of Ternium's climate change strategy to the Board of Directors on a quarterly basis. At the management level, a decarbonization committee chaired by the CEO periodically reviews performance indicators, progress on the execution of decarbonization projects, and updates on the context, such as regulatory changes, market shifts and trends.

The investments required to reduce emissions intensity go through a step-by-step approval process defined in the investment authorization procedure, ensuring management involvement at the highest level.

Climate change risks and their mitigation strategy are integrated into the company's risk management system, with the critical risks committee serving as its main overview body. Risks are identified at the local level and then integrated into a unified matrix.

Finally, during 2023 Ternium updated its environmental and energy policy, including the commitment to reduce emissions intensity and the ambition to achieve carbon neutrality subject to technological feasibility and local market conditions.

UPDATED TARGET

The company has established an emission intensity reduction target up to the hot rolling process. This target includes scope 1, 2, and 3 emissions, covering Category 1 (production emissions of raw materials and slabs and billets purchased from third parties) and Category 10 (emissions from third parties processing slabs sold by Ternium), in accordance with GHG Protocol guidelines: the Corporate Accounting and Reporting Standard (2004) and Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2011).

Key differences from the 2021 target include:

■ Change in Methodology: The company is adopting the GHG Protocol to enhance comparability with other industries and align with the EU Corporate Sustainability Reporting Directive (CSRD), which refers to this methodology.

■ Inclusion of Scope 3: The revised scope now includes upstream emissions from the production of raw materials, slabs, and billets purchased from third parties (Category 1), as well as the hot-rolled processing of semi-finished products sold by Ternium and processed by our customers (Category 10). This approach aligns with our new sustainable sourcing policy, which emphasizes the importance of climate action across our entire value chain, as well as our continuous efforts to improve Scope 3 tracking.

It is worth noting that there is significant work ahead for the industry as a whole to establish a common criteria for measuring the different categories of Scope 3 emissions. Worldsteel is actively working on updating the Scope 3 emission factors for aluminum production and ferroalloy production, and is analyzing the inclusion of upstream methane emissions from natural gas and coal production. We anticipate that these initiatives could have an impact in scope 3 measurement in the future.

■ Boundary: The updated target expands its boundary to include the hot-rolled process, representing a shift from our previous focus on steel-making sites alone. It now includes emissions from both in-house and third-party rolling processes for semi-finished products. The denominator used is hot-rolled steel equivalent, encompassing Ternium’s production of hot-rolled products as well as an equivalent for the rolling processes performed by our customers on the semi-finished products sold by Ternium. This approach better reflects Ternium’s current industrial configuration and aligns with international discussions about considering hot-rolling as a common reporting point for the steel sector.

In summary, the new emission reduction target aims for a 15% reduction compared to a 2023 baseline, or 1.8 tons of CO2 equivalent per ton of hot-rolled steel by 2030. As the next step, the company intends to work with Usiminas on converging both companies' decarbonization targets.

STRATEGY

Ternium' s decarbonization roadmap was developed considering its production configuration, the current steelmaking technologies, the resources availability and local regulations. The strategy was designed in accordance with the IEA Stated Policies Scenario and

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	27

Sustainable Development Scenarios published in October 2020 and the general commitments made by each country for 2030 that were assessed with a high probability of materializing.

As an example, the embedded emission intensity rate for the company’s crude steel products for the year 2030 (scope 1 & 2) is 1.35 tons of CO2 per ton of crude steel, calculated using the GHG Protocol methodology. This intensity rate is more ambitious than the 1.5 tons of CO2 per ton of crude steel (scope 1 & 2) estimated by the IEA Sustainable Development Scenario for the steel sector in the same year.

Ternium's resulting strategy comprises five axes of work:

■ Prioritizing low-emission production                 technologies
■ Increasing the use of renewable sources in the             energy mix
■ Expanding the capacity for CO2 capture and usage
■ Advancing in energy efficiency initiatives and improving industrial performance
■ Increasing the use of scrap in the metallic mix

Internal Carbon Price (ICP)

The company has implemented an internal carbon price of $80 per ton of CO2 in the assessment of investment projects. Its purpose is to study the potential financial impacts of carbon emission pricing mechanisms. The methodology for its implementation is the shadow pricing, a hypothetical price per ton of CO2 emitted considering scope 1 and 2 emissions. Its value is defined based on global references.

This tool was implemented to help in the sensitivity analysis of investment projects.

Beyond 2030

Ternium is developing a breakthrough technologies map regarding CCUS technologies and the use of biomass, biofuels, and hydrogen as reducing agents in blast furnaces and for their use as fuel, aiming to understand the most economically feasible way to decarbonize its operations.

In the long term, achieving carbon neutrality will depend on multiple technological advancements, for which Ternium is actively working with affiliated companies from the Techint Group. Tenova, a provider of equipment and technology for the steel industry, is collaborating in the development of carbon capture equipment and hydrogen-based burners to use in Ternium's facilities. Tecpetrol's Energy Transition Unit is cooperating in the development of renewable energy projects and carbon capture and storage facilities.

EXAMPLES OF REFERENCES CONSIDERED WHEN ASSESSING TERNIUM'S STRATEGY

AGENCY/COUNTRY	REFERENCES	TERNIUM'S STRATEGY OUTPUT

International Energy Agency (IEA)	▪Available technologies by 2030: DRI-EAF, BOF-BF, Scrap based-EAF ▪1.5 emissions intensity for steel sector by 2030 (scope 1 & 2)	▪Ternium's technologies: DRI-EAF, BOF-BF, Scrap based-EAF ▪1.35 emissions intensity for crude steel by 2030 (scope 1 & 2)
Mexico's Nationally Determined Contributions (NDC)
▪~38% renewable energy by 2030 for the energy sector
▪Potential mitigation actions for the industrial sector
▪Higher production with EAF (DRI and scrap based)
▪Carbon capture and usage between industries
▪Improvement of energy efficiency

▪34% renewable electricity purchased by 2030 (up to hot rolling process)
▪New slab production capacity using DRI-EAF in Pesquería
▪Double the capacity for CO2 capture and usage by 2030 compared to 2018
▪Certification of ISO 50001 in energy-intensive processes

Argentina's Nationally Determined Contributions (NDC)	▪20% renewable energy by 2025	▪90% renewable electricity purchased by 2030

28. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

NEW STEELMAKING FACILITY IN MEXICO

The company is building a new DRI-EAF mill at its industrial center in Pesquería, Mexico. This new facility will comply with the USMCA rules of origin and produce low-carbon steel. Its start-up is scheduled for mid-2026.

SCRAP YARD
WATER TREATMENT PLANT
Consumption from mostly sewage treated water
INDUSTRIAL GASES PLANT
SLAG YARD

CONSTEEL® SYSTEM AND CONSTEERER™ TECHNOLOGIES

Reduction of energy and electrode consumption and improvement of industrial performance

Consteel® system

- Preheats scrap with recovered gases
- Charges without opening the lid

EAF

- One EAF with CONSTEERER™ technology for electromagnetic stirring
- Fully remote operations

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	29

DIRECT REDUCTION

- Capacity: 2.1 million tons of sponge iron per year
- > 500 thousand tons of CO_2 capture capacity annually.
- Final usage in the medical, food and beverage industries or potential geological storage.
- ENERGION Technology (TENOVA and Danielli)
- Direct pneumatic transport to the EAF
- Ready to switch to green hydrogen when economically feasible

COOLING SYSTEMS

HIGH-VOLTAGE SUBSTATION

(400 kV)

BRIQUETTING PLANT

Capacity for processing recovered raw materials and byproducts generation

Ternium
Ternium
Ternium
Ternium
SLAB YARD

SECONDARY METALLURGY

Two Ladle Furnaces
One twin-type RH

SLAB CONTINUOUS CASTER

- 2.6 million tons annual capacity
- Thicknesses from 200 to 260 mm and widths from 900 to 2,000 mm

IRON ORE STORAGE

Control of diffuse emissions through a system of domes and closed material handling

30. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

Additionally, Tecpetrol has launched a venture capital initiative, the Techint Energy Ventures, to foster the growth of new companies with the aim of accelerating new decarbonization technologies.

Ternium is also making joint efforts with strategic partners like Vale to explore the development of new products aimed at reducing the carbon footprint of raw materials and diversifying the feedstock for Ternium's blast furnace and direct reduction operations. We are continuing trial stages on the use of Vale's briquettes.

Based on the potential that Latin America has for nature-based decarbonization solutions, Ternium is analyzing its participation in projects for biomass production and utilization, as well as protection and reforestation of affected areas. Thus, the company could offset residual emissions in the long term, promoting human well-being and biodiversity.

Decarbonization Catalysts

There are external factors that will determine the viability of projects in the coming decades and will influence the execution timelines:

■ Economic Incentives: Incentives in the form of tax
reductions or direct investment from governments could act as a significant catalyst to advance in the decarbonization roadmap. On the continent, we can mention as an example the United States' Inflation Reduction Act (IRA) passed in 2022, which aims to reduce this country's net greenhouse gas emissions by up to 41% (compared to 2005) through: 1) tax credits and 2) loans, grants, and direct federal spending. Similar incentives in the countries where Ternium operates could have a positive effect on accelerating the decarbonization roadmap.

■ Development of the Electrical Grid: The development of
renewable energy depends not only on the reduction of generation costs, but also on the development and extension of electricity transmission and distribution infrastructure.

■ New Legislation: The storage of captured CO2 in
underground geological formations could be a long-term solution. However, specific regulations on the subject are necessary for these projects to be viable. Countries where Ternium operates, such as Mexico and Brazil, have the potential to store large amounts of CO2.

■ Fair competition: Given the disparity in actions among countries in addressing the challenge of climate change, it is essential for governments to support national industries that are making efforts to protect the environment. This stands in contrast to raw materials/goods coming from countries with less stringent environmental requirements. Defending these environmentally responsible products and industries promotes equitable competition and ensures that efforts made towards sustainability are recognized and rewarded.

■ Common emissions measurement methodologies:
Currently, there are various standards for carbon emission accounting and determining the carbon footprint of products. A common and interoperable industry standard would enable the comparison of steel products and empower consumers to make well-informed decisions.

■ Consumer Preference: Differential pricing for products
manufactured with lower emissions would encourage investment and the development of new technologies.

RISKS

According to Ternium's Risk Management Policy, climate-related risks are identified and assessed locally with the involvement of the environmental, industrial, planning, legal, and risk management departments. All identified risks are categorized in a matrix considering their economic impact and probability of occurrence. Risks are reviewed at least three times a year, and those classified as significant, very significant, or critical are analyzed in the Critical Risks Committee, chaired by the CEO. During these meetings, each business unit presents its mitigation plans, which are then approved by the committee.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	31

CLIMATE CHANGE RISK ANALYSIS

RISK TYPE	CLASSIFICATION	DESCRIPTION	EXAMPLES

Transition	Legislation	Changes in carbon pricing mechanisms or new laws could increase production costs and capital expenditures, negatively affecting the company's competitiveness
Current legislation on carbon taxes with different scopes are implemented in Argentina, Mexico and Colombia
▪Argentina: Natural gas is not included (2017 reform).
▪Mexico: 0% rate for natural gas. Emissions Trading Scheme will start its operational phase in the short term.
▪Colombia: Natural gas exempt from fossil fuel tax.

    Emerging legislation
▪Brazil: New law to create a Brazilian Emissions Trading System (SBCE) is under debate. The proposal would apply to companies emitting more than 25,000 tons of GHG.

	Market	Changes in customer preference could impact the sales level
▪Shifts in customer preferences and failure to respond to stakeholders’ demand for climate-related measures could adversely affect the ability or willingness of our customers or suppliers to do business with us, harm our reputation, erode stakeholder support and restrict or reduce access to financial resources.
▪The changing landscape could reshape market dynamics, thereby intensifying competitive pressures and increasing the demand for scale-up and commercialization of low-emission steel.

	Technology	The development of new production technologies requires significant investment and scale-up of commercialization
▪Approximately 72% of the global steel industry relies on blast furnace technology (using coking coal as a reducing agent). Currently there is no definitive solution to drastically reduce CO2 emissions from this route, which is still necessary given raw materials and scrap availability as well as the technical characteristics of final products.
▪Increased likelihood of abrupt policy interventions as governments attempt to meet their environmental goals.

Physical	Chronic	Changes in the water level of navigable channels hinder the provision of raw materials, increasing production costs	Changes in precipitation patterns and extreme variability in weather patterns have led to low water levels in the Paraguay and Paraná waterways, intermittently disrupting the supply of iron ore to Ternium Argentina. This has forced the company to obtain this raw material from an alternative source at a higher cost and increase its iron ore inventories.
	Acute	Extreme weather events and natural disasters could affect business operations, the workforce markets, infrastructure, raw materials, and assets of companies
▪Extreme weather conditions in southern United States and northern Mexico have disrupted the supply of natural gas and energy to operations in Mexico, negatively impacting steel production levels.
▪Droughts in Monterrey, Mexico, affect the availability of drinking     water for the community, so the company is continuously using alternative sources and making a more efficient use of this resource.
▪Heavy rains in Brazil and Argentina have hindered personnel             access to facilities, limiting steel production.

32. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

Ternium classifies climate-related risks into two categories: transition risks and physical risks.

Regarding physical risks, during 2021 and 2022, the company engaged an external consultant to assess the exposure of its assets and provide a conclusion on the level of risk (Risk Index) considering the established preventive measures. The analysis considered the exposure and vulnerability to five types of events:

■ Pluvial flooding
■ Tropical cyclones
■ Landslides

■ Forest fires
■ Droughts

Prediction models were based on Representative Concentration Pathways (RCP) 4.5 (intermediate) and 8.5 (extreme with very high GHG emissions) from the Intergovernmental Panel on Climate Change (IPCC) and covered the periods 2020 to 2039 and 2040 to 2059.

The analysis concluded that Ternium's facilities do not present significant risk, considering the level of exposure and mitigation measures implemented by the company under the scenarios and time periods analyzed.

PRODUCTS FOR A SUSTAINABLE FUTURE TERNIUM´S PRODUCT ROADMAP

	RENEWABLE ENERGY Wind farms High-quality structural steels for the manufacturing of wind tower structures Solar farms High-strength galvanized steel for the support structure of solar panels	FLUID STORAGE & TRANSPORTATION CO2 & H2 handling Development of new grades of steel for CO2 storage facilities and pipelines for hydrogen transport

AUTOMOTIVE INDUSTRY
Electric vehicles
Advanced High-Strength Steels (AHSS). World Auto Steel's Steel E-Motive Initiative. Development of key components for electric vehicles in partnership with our customers.
FOOD & PAINT CANNING INDUSTRY Metallic packaging Recyclable tinplate canning as an alternative to the application of plastic or tetrapack packaging.

■ ■	TRANSPORTATION Trucks & Heavy machinery Very high strength low alloy steels for light trucks. High wear-resistant steels and solutions for the transportation of abrasive materials.	CONSTRUCTION Roofing & Cladding Coated steel coils and insulation panels that combine environmentally friendly components with energy-saving solutions.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	33

OPPORTUNITIES

Currently, Ternium is focused on developing a range of lighter steel products while maintaining durability and strength. In the renewable energy sector, Ternium supplies galvanized steel to manufacturers of support structures for solar panels in Mexico and Argentina.

Furthermore, the hot rolling mill in Pesquería, Mexico, is equipped with technology that enables the production of high value-added steels suitable for electric vehicle manufacturing, supporting the efforts of the automotive industry to increase the market share of these vehicles.

For the construction sector, Ternium has designed a new family of coated steels and sustainable insulation panels, combining environmentally friendly components and energy-saving solutions.

In 2023, Ternium sold approximately $233 million worth of products for use in renewable energy projects, electric vehicles, or transportation solutions designed to achieve lower weight or higher capacity and be more environmentally friendly compared to alternative materials. Additionally, Usiminas sold 219,000 tons destined to sustainable activities in the third and fourth quarters of 2023. The company expects these figures to continue growing in the coming years.

2023 PERFORMANCE

In 2023, Ternium's CO2 emission intensity rate for hot-rolled steel (scope 1, 2 and 3 category 1 and 10) under the GHG Protocol methodology was 2.1 tons of CO2eq per ton of hot-rolled steel equivalent.

Under worldsteel methodology and following the metrics used in our previous target, the emission intensity for crude steel (scope 1 and 2) was 1.7 tons of CO2 per ton of crude steel. This figure is consistent with previous years and the global steel industry average, according to worldsteel data.

Throughout the year, the company continued the execution of its decarbonization projects:

■ Utilization of low CO2 emission technologies: Construction of the steel mill in Pesquería (Mexico), based on DRI-EAF technology. The project includes the use of renewable energy, CO2 capture, and the possibility of transitioning from natural gas to green hydrogen in the DRI module when economically feasible. Commissioning is expected by 2026.

■ CO2 capture and usage: During 2023 the company captured and sold 280 thousand tons of CO2, equivalent to the annual CO2 emissions of 71.4 thousand gasoline-powered passenger vehicles, according to the United States Environmental Protection Agency (EPA). This helps prevent emissions in other industries, such as carbonated beverages and chemicals. The figure represents a 50% increase in carbon capture and usage compared to 2017. Given the positive experience in Mexico, studies are underway for CO2 capture and usage at our facilities in Brazil.

■ Renewable energy: Development of a wind farm project
in Argentina. The wind farm will replace 90% of the electricity purchased from third-parties in Argentina, resulting in a reduction of 127 thousand tons of CO2 emissions annually. The beginning of operations is expected by the end of 2024.

■ Increase of scrap in the metallic mix: The scrap yard
construction project in Brazil is underway to increase the scrap mix of this steel mill to 16%. The project is expected to be completed by 2025.

■ New raw materials for use in blast furnaces: The company
is actively exploring the partial replacement of coal in our facilities in Argentina and Brazil. The company conducted successful pilot and industrial tests for the use of various types of charcoal derived from biomass and forestry as a substitute for mineral coal in the coking facilities at its steelmaking sites in Brazil and Argentina. Efforts are now underway to identify charcoals with sustainable certification.

Ternium anticipates that emission intensity will begin to decrease after 2025, as decarbonization projects are completed and reach their full operational stage.

As part of Ternium's GHG management system, the company has developed an online system to calculate GHG emissions using the carbon balance approach determined by the GHG Protocol methodology.

34. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

TERNIUM'S DECARBONIZATION PROJECTS PROGRESS DURING 2023

PROJECTS EXECUTED PROJECTS ANNOUNCED OR UNDER EXECUTION PROJECTS UNDER ANALYSIS
INITIATIVES	MEXICO	BRAZIL	ARGENTINA	PROGRESS DURING 2023

Energy efficiency initiatives
–In Mexico: plans to certify Puebla facility under ISO 50001 are underway.
–In Mexico and Argentina, the project to replace LED lighting is progressing.
–In Argentina: In Argentina: Electricity consumption was reduced by tuning the variable speed drives of the medium voltage fans for the exhaust system in the steel shop.

Scrap in the metallic mix				–Ongoing project to increase the scrapyard capacity in Brazil. Estimated completion: first half of 2025. –2.9 million tons of scrap were used in all Ternium's facilities in 2023.

Alternative raw materials-biomass
_ Identifying charcoal suppliers with sustainable certification and exploring potential developments through synergistic partnerships.
–In Brazil, industrial trials are underway. Additional tests are planned to increase usage level and validate effectiveness.
–In Mexico, successful industrial trials for the use of charcoal in EAF were conducted.

Renewable energy
–In Argentina construction of the wind farm project is ongoing. Commencement of operations expected by late 2024. Additional capacity obtained (99 MW total installed power).
–In Mexico: analyzing partnerships with biogas suppliers to replace natural gas.
–In Mexico: installation of solar farms at service centers.

Carbon Capture and Usage
–50% increase in CO2 capture and usage capacity compared to 2017 thanks to projects executed at the Guerrero and Puebla units, Mexico.
–Ongoing negotiations for the sale of CO2 from the future Direct Reduction facility at the Pesquería unit, Mexico.
–Progress on the analysis of CO2 capture plant in Brazil.

Low carbon technologies				–Ongoing construction of the steel mill in Pesquería (Mexico), based on DRI-EAF technology.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	35

This system enables us to manage GHG emissions at the process line level across all our operations, enhancing transparency and accuracy in our calculations and facilitating the successful verification of the inventory by an external consultant. With this IT implementation solution, we now have the capability within our management system to track the results of applying both GHG Protocol and worldsteel methodologies. Additionally, we are making efforts to advance the systematization of product carbon footprint calculation.
Regarding scope 3 data, during 2023, we conducted a relevance study on the fifteen categories included in the scope. As a result, we found that category 1: Purchased goods & services, category 3: Fuel- and energy-related activities, and category 4: Upstream transportation & distribution are relevant to our company. We have already included categories 1 and 3 in our corporate inventory and expect to include category 4 during 2024. Categories 5 and 6 will also be included, even though they are not relevant for Ternium.

Furthermore, as part of sustainable sourcing practices and to improve the accuracy of Ternium's GHG emissions corporate inventory, the company is working on gathering information regarding the emissions intensity of raw materials and slabs purchased from third-parties. This initiative will enhance the assessment of scope 3 emissions and identify those suppliers with whom we should engage further. As a result of the 2023 campaign, 72% of scope 3 emissions from raw materials and steel purchases were calculated with specific supplier data.

Finally, the company continues to actively participate in industrial forums and international initiatives to achieve fair trade conditions between regions during the transition to a low-carbon economy. For example, the company participates in various working groups of the worldsteel association globally and Alacero in Latin America.

ENERGY MANAGEMENT

Ternium is committed to improving its environmental and energy management systems. The company operates with the aim of achieving a circular economy and minimizing CO2 emissions through efficient energy management.

“ We are convinced that steel plays a crucial role in addressing climate change and navigating the transition path. With this in mind, it is essential to establish long-term incentives for the industry that enable a competitive and effective transition.”

JOSÉ FONROUGE GLOBAL SUSTAINABILITY SENIOR DIRECTOR

Depending on the technology used, Ternium's power plants in Brazil and Argentina reuse recovered residual gases from iron and steel production processes, such as blast furnace gas (BFg), basic oxygen furnace gas (BOFg), and coke oven gas (COg), as well as residual heat from coke production.

The power plant in Brazil supplies energy to the steel production process and sells 40% of the electricity generated to the national grid and private off takers. Additionally, the company is reducing its natural gas consumption in Brazil by using biomethane obtained from urban solid waste. The substitution rate of fossil natural gas with biomethane was around 19% in 2023, making it a flexible and renewable energy source.

36. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

In Argentina, the company uses process gases to produce electricity that partially covers its needs. It is expected that self-generated electricity will increase once the wind farm in Argentina starts operations by the end of 2024 and replaces 90% of the electricity currently purchased from third-parties.

In Mexico, Ternium contracts the provision of electricity to Techgen, a combined-cycle power plant owned in partnership with Tenaris and Tecpetrol. Of Techgen's 900-megawatt capacity, Ternium purchases 78% for its own use and sells the surplus to the Mexican market. The use of electricity from Techgen represents a reduction in Ternium's scope 2 market-based emissions compared to using electricity from the national grid. Additionally, in 2023 Ternium acquired, through Techgen, clean energy certificates equivalent to almost 11% of the electricity consumption in Mexico.

Looking ahead, Ternium aims to achieve a 41% share of renewable electricity of the purchased electricity by 2030 (up to hot rolling process).

Energy Efficiency: Ternium's Commitment to Continuous Improvement

Energy efficiency plays a vital role in decarbonization efforts, as electricity consumption from fossil sources is directly related to greenhouse gas emissions. Additionally, reducing electricity consumption leads to economic savings and, depending on the project, an improvement in overall productivity.

In 2014, the company launched a comprehensive energy efficiency program to identify and exploit energy-saving opportunities. Since then, the program has expanded and is reviewed annually in light of the latest technological advancements and market best practices.

Some of the projects executed during 2023 include:

■ In Argentina: the speed of the induced draft fans in the steelmaking converters was adjusted according to the stages of the steelmaking process, in order to reduce electricity consumption. These stages include hot metal charging, oxygen blowing, end of blowing, and start of steel casting. This resulted in reductions of approximately 2900 MWh/year.

■ In Mexico: during 2023, we completed the third year of the voluntary agreement between Ternium and CONUEE for the Guerrero plant. The action plan included the following improvement opportunities: inspection and correction of leaks in the compressed air network, thermal insulation in the steam network, inspection and correction of leaks in the natural gas network, replacement of old technology luminaires with LED luminaires, and replacement of low-efficiency motors with premium efficiency motors. In this last year, we achieved energy savings of 46,800 GJ/year.

■ In Brazil: we optimized the use of BOF in the mixed gas, mainly improving the gas flow speed from the gasholder, reducing the average operating level, and avoiding losses with partial recoveries due to high levels. This allowed for a decrease in natural gas consumption of 315,000 m³/year.

Finally, Ternium's energy management system is certified under ISO 50001. Currently, the Guerrero and Pesquería plants in Mexico, San Nicolás in Argentina (except for industrial services), and Rio de Janeiro in Brazil are certified under this standard. The next steps include Puebla, Apodaca and Churubusco facilities in Mexico as part of a comprehensive plan to be implemented over the next five years. For more information please refer to Annex 2: Certifications in this report.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	37

KEY FIGURES
Evolution of performance indicators relative to the 2021 emission intensity reduction target based on crude steel and the worldsteel methodology

EMISSION INTENSITY PER TON OF CRUDE STEEL (SCOPES 1& 2) WORLDSTEEL METHODOLOGY(1)

ENERGY INTENSITY(1) (2) GIGAJOULES CONSUMED PER TON OF CRUDE STEEL PRODUCED

CO2 CAPTURE AND USAGE THOUSAND TONS

(1) The energy and emissions data presented herein are limited to Ternium's steelmaking facilities and are based on worldsteel's sectoral approach methodology. Carbon dioxide (CO2) emissions are the only greenhouse gas emissions reported, as the emission levels of other greenhouse gases within Ternium's processes are not significant.

Scope 1 emissions were calculated using Tier 3 emission factors based on specific site measurements on the main raw materials performed by Ternium. CO2 captured and sold to other industries is considered as emissions avoided. Scope 2 emissions were estimated using location-based (Tier 2) and market-based (Tier 3) emission factors according to the local electricity suppliers, and accounting for clean energy certificates, that represent a reduction of 134 thousand tons of CO2. Scope 3 emissions were calculated using Tier 1 and Tier 3 emission factors based on upstream emission factors provided by suppliers. It includes only category 1: purchases of goods and services (raw materials for crude steel production). The Blast Furnace slag sold to other industries is considered as emissions avoided.

(2) The energy intensity ratio and total energy consumption metrics account for all energy sources used, including fuels, electricity, and the energy required for feedstock production.

38. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

MINIMIZING OUR ENVIRONMENTAL FOOTPRINT

SUSTAINABLE DEVELOPMENT GOALS

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	39

	GOALS & ACTIONS	2023 KPIs
GOALS

▪Make an efficient use of resources
▪Minimize water use in water-stressed areas
▪Achieve circular economy and develop new markets for steelmaking co-products
▪Prevent pollution at the source, minimizing the impact of the company's operations on the environment
▪Preserve biodiversity within the company's area of influence
▪Incorporate environmental factors into all company decisions
▪Promote environmental stewardship within our industry and throughout our value chain, raising collective awareness among our employees and the communities in which we operate
$98 MILLION INVESTED IN ENVIRONMENTAL PROJECTS

100% OF STEEL PRODUCED IN ISO 14001 CERTIFIED FACILITIES

ACTIONS
▪Execution of an environmental investment plan 2020-2030 of $636 million
▪Design of closed water systems in greenfield projects when feasible
▪Prioritization of the use of treated sewage water in water-stressed areas
▪Enhancement of the water treatment capacity and improvement in the quality of treatment by upgrading facility infrastructures
▪Implementation of technological solutions to enhance air quality monitoring, such as the use of LIDAR
▪Implementation of infrastructure projects at plants to improve air quality, such as using domes in the iron ore yard and closed transport circuits in production lines
▪Promotion of the alternative use of co-products resulting from the steelmaking process
▪Reinforcement of environmental monitoring and control systems, including sensors to enable real-time data reporting
▪Extension of certification to our main facilities under ISO 14001 standard

3.3 M3 WATER USED PER TON OF CRUDE STEEL AT MEXICAN FACILITIES

99.5% OF MATERIAL EFFICIENCY (MATERIAL CONVERTED INTO PRODUCTS & CO-PRODUCTS)

Note: Figures do not include Usiminas

40. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

ENVIRONMENTAL RESPONSIBILITY

Worldwide, human activity poses challenges to the delicate balance of ecosystems. As industries and populations expand, pressure on natural resources increases, bringing the need to monitor and manage air quality, water scarcity, waste, and biodiversity protection. In this chapter, we delve into the steps Ternium is taking to reduce its environmental impact and foster sustainable practices, aiming to balance industrial growth with nature conservation.

GOVERNANCE

Given the strong relationship between industrial activity and environmental performance, the company unified the areas of environment and health and safety in 2021. Currently, these topics depend on the Chief Environment, Health, and Safety Officer appointed in 2023.

Environmental performance is analyzed monthly in Environmental, Health and Safety meetings with executive officers. Furthermore, environmental issues have been included in regular meetings on industrial and business performance reviews held both locally and at a corporate level. Finally, the Board of Directors is

OUR STRUCTURE ENVIRONMENTAL GOVERNANCE

BOARD OF DIRECTORS

CHIEF EXECUTIVE OFFICER (CEO)

EHS (ENVIRONMENTAL, HEALTH AND SAFETY)

MEETINGS

Monthly

PARTICIPANTS

Chief EHS Officer (CEHSO) and EHS teams

ACTIVITIES

- Review environmental events that may have occurred in the period
- KPI analysis
- Review progress on critical environmental issues, such as obtaining permits from authorities and project advancements

INDUSTRIAL AND BUSINESS PERFORMANCE

MEETINGS

Monthly reviews

PARTICIPANTS

Regional Presidents, Industrial areas, Commercial areas, Chief EHS Officer (CEHSO), EHS teams

ACTIVITIES

Examine environmental incidents that may have occurred during the period within the scope of industrial operations

CRITICAL RISKS COMMITTEE (CRC)

MEETINGS

At least three times a year

PARTICIPANTS

The composition of the Critical Risks Committee (CRC) is described on page 129 of this Report

ACTIVITIES

- Identification and assessment of risks
- Follow up of mitigation and action plans
- Presentation of critical risks report to the Board of Directors (once a year)

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	41

informed of events related with environmental issues that could have an impact on the nearby communities and Ternium’s reputation or operations.

In 2023, Ternium's CEO approved an update to Ternium’s environmental and energy policy, which provides the framework to which all the company is expected to abide by.

The main updates are:
■ Inclusion of a decarbonization roadmap and the ambition of achieving carbon neutrality subject to technological feasibility and market conditions.
■ Introduction of the concept of circular economy, expanding the scope of efficient use of natural resources.
■ Specific mention of minimizing air emissions at the sites where we operate, optimizing water use, and maximizing its reuse.
■ Inclusion of biodiversity protection in the areas where we operate and compensation of impacts.
■ Application of life cycle perspective and risk management in our continuous improvement processes.
■ Encourage the purchase of sustainable and energy-efficient products, technologies, and services.

Ternium’s environmental and energy policy is available on the company's website and at the end of this chapter.

STRATEGY

Ternium’s environmental performance strategy encompasses the following components:
■ Establishing consistent environmental standards across all sites under Ternium's operational oversight.
■ Developing a unified environmental management system to facilitate certification under international standards.
■ Environmental benchmarking with Usiminas (beginning in 2024).
■ Regular auditing to keep environmental and energy management processes up-to-date and identify areas for improvement.
■ Establishment of a fully integrated environmental incident reporting and investigation system, combined with the Health and Safety Management System, to ensure a holistic approach.
■ Improvement of the company's environmental data management system, including online monitoring as it is already available at the Rio de Janeiro facility.

“ At Ternium, we have unified safety and environmental management into a single structure to optimize resources and enhance consistency in protecting employees and the environment. This integration strengthens our ability to manage risks holistically and aligns with our sustainability goals.”

MARINA CHIESA CHIEF ENVIRONMENT, HEALTH AND SAFETY OFFICER

■ Execution of a ten-year investment plan focused on improving environmental performance. In 2023, investments amounted to $98 million, representing an 10% increase from the previous year.
■ Utilization of the best available techniques (BAT) to minimize impact and prevent pollution. Investment projects include BAT evaluation to improve performance beyond local compliance standards.
■ Updating Life Cycle Assessment (LCA) and Environmental Product Declarations (EPD).
■ Inclusion of environmental topics within Ternium University’s courses and curriculum to increase

42. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

awareness on the matter. During 2023, Ternium delivered an average of 2.5 hours of training to 7,785 employees in environmental topics.
■ Participation of Ternium's management in environmental committees of different organizations, such as Alacero in Latin America and worldsteel worldwide, building knowledge of best practices.

Of Ternium's 19 steel production and processing facilities, 18 have been certified under the ISO 14001 standard, and of the five operational mining units of Las Encinas, four have been certified as well. Furthermore, the Pesquería facility was certified under the LEED scheme in 2017.

RISKS

Ternium’s environmental-related risks primarily relate to compliance with environmental legislation, potential changes to that legislation, and impact on the company’s license to operate and its reputation.
Ternium’s corporate environmental and energy policy commits each of its business units to comply with applicable environmental laws and regulations, and aims to achieve the highest standards of environmental performance as a basis to enhance sustainable development. Compliance with environmental laws and regulations, and monitoring of regulatory changes are addressed primarily at a regional level.

The ultimate cost of complying with ESG regulations, in particular with applicable environmental regulations, is not always clearly known or determinable because certain laws and regulations have been evolving in the past years or are under constant review by the appropriate authorities. The expenditures required to comply with environmental laws and regulations, could have a material adverse effect on our financial condition and profitability.

While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there

MONITORING CENTER IN RIO DE JANEIRO	Among the actions rolled out in Brazil, Ternium has an online monitoring center that tracks environmental performance indicators, allowing real-time decision-making.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	43

always remains a risk that environmental incidents or accidents may occur and negatively affect our reputation or operations.

PERFORMANCE

Water management
Ternium places a strong emphasis on responsible water management in its operations, implementing a site-specific strategy that considers the unique characteristics of each operating location. Through continuous adoption of cutting-edge technologies, Ternium aims to enhance water management practices across the entire cycle, from intake to discharge, thereby reducing its environmental footprint and promoting sustainable water usage.

In 2023, Ternium's total water intake, which includes steelmaking, downstream processing, and electricity production, amounted to 785 million m3. Only 2% came from regions classified as having high or extremely high water stress according to the Water Risk Atlas of the World Resources Institute (WRI) version 4.0. The primary use of water was for the power plants in Argentina and Brazil, where nearly all intake is returned to its source. As a result, total water consumption, representing water lost in the process, amounted to only 6% of the annual intake in 2023.

Excluding power plants, water intake for steelmaking and downstream processes in 2023 was 155 million m3, with approximately 12% located in high or extremely high water stress areas (Mexico).

Over the years, Ternium has developed various strategies to minimize water usage at its Mexican steel facilities, achieving a water use intensity rate of just 3.3 cubic meters per ton of crude steel produced in 2023 (including reused water). This figure significantly contrasts with the average intake intensity of 28.1 m3 per ton of crude steel in Electric Arc Furnace technology facilities reported in a 2011 worldsteel study.

The company has also consistently increased its use of third-party water in Mexico, primarily sewage water from external wastewater treatment plants or sourced directly from municipal sewage systems. Consequently, sewage water accounted for 53% of water intake at Ternium’s Mexican steel facilities in 2023, with
Pesquería sourcing 95% of its water from sewage instead of groundwater.

As water plays a significant role in Ternium’s production system, both in cooling machinery and steam generation, and considering that water availability varies across its locations, the company views water as a critical resource in designing new facilities.

3.3 M3
OF WATER USED
PER TON OF CRUDE
STEEL PRODUCED IN MEXICO

53%
OF WATER INTAKE
COMES FROM SEWAGE
AT STEEL FACILITIES IN MEXICO

44. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

WATER TREATMENT PLANTS AT OUR FACILITIES	Ternium has water treatment plants for sewage water at its facilities in Mexico. The Pesquería expansion project includes investments in water treatment to minimize the use of fresh water.

For example, the Palmar de Varela facility in Colombia, inaugurated in 2021, operates with a 100% closed circuit system, replenishing water lost only due to evaporation and purges. Similarly, the hot rolling mill in Pesquería, Mexico, follows this closed-circuit principle.

Moreover, Ternium’s water management system ensures that water discharged is cooled, treated and safely returned to its source. With this approach, the company rigorously monitors the quality of water intake and discharge to comply with local environmental regulations. All facilities assess water quality using multiple physicochemical and bacteriological parameters. At the corporate level, Ternium developed a managerial platform for monthly monitoring of KPIs related to the intake, reuse, consumption and discharge of all operational steelmaking and downstream processes sites.

Some recent projects related with water management are the following:

Mexico
■ Incorporation of mobile osmosis plants for increasing water reuse at the Guerrero unit. Reverse osmosis is a process that removes impurities and contaminants from water by passing it through a semipermeable membrane, allowing the production of purified water that can be reused in industrial processes or other activities.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	45

Argentina
■ New sedimentation pools in the San Nicolás unit.             The new pools have a treatment capacity of 32,000             m3/h and include entry chambers to standardize the             flow velocities of the incoming effluents, dredges for             sediment extraction, and an oil skimmer system. The installation includes a new dehydrating system for the sludge, which is impermeable and all runoff water is diverted to the pools.

■ Construction of a treatment plant for rainwater             from the pet coke yard. This plant, through a                 physicochemical process, sediments solids that are later reused in the sintering process or sold to the cement industry, transforming this material into a useful input for both industries.

■ PH effluent control system at the steelmaking site in             the San Nicolas unit.

■ Effluent discharge piping at the Ensenada plant,             representing a technological improvement in                 operation management.

Brazil
■ Implementation of online dashboards to track water         reuse. This allows for real-time decision-making,             thus avoiding delays in the performance analysis.             In this facility, the company has also incorporated a         Water Resources Committee to review water usage             at each stage of the production process.

AIR QUALITY

Atmospheric emissions, which extend beyond carbon dioxide (CO2), pose a significant challenge in the industrial sector due to their impact on air quality and the environment. The main emissions from the steel industry are of NOx, SOx, and particulate matter (PM). Controlling and reducing emissions are environmental imperatives and a social responsibility for all industrial companies.

Aware of this responsibility, Ternium has developed a series of initiatives at point sources to reduce air emissions, improve the treatment of its process gases, and maintain air quality within legal limits at each
Clean air at our sites
Several projects are underway to minimize particulate matter emissions at every location where Ternium operates. In the Guerrero facility, the construction of the dome for the mineral yard was completed in 2022.

location. Some of the projects under execution or finalized are the following:

Mexico
■ Construction of a dome in the iron ore yard, silos             for the collection and storage of DRI, a wet                 dust collector suction system, and cladding of the             steel mill façade at the Guerrero unit in Mexico.             These measures significantly reduce diffuse and fugitive emissions from materials handling and transportation in the area. The full project is scheduled to be completed by 2025.

■ Utilization of wind fences in mining units. They are             used to control the dispersion of dust generated by             mining activities, such as extraction, transportation,             and iron ore processing. By reducing wind speed and             creating physical barriers, wind fences help minimize         the dispersion of dust particles in the air.

Argentina
■ Increase dust collection capacity at the steel shop in             the San Nicolás unit with the revamping of the entire collection system, vertical ducts, and flow control

46. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

systems. In addition, Ternium expects to incorporate in this facility cameras and monitoring systems to strengthen its environmental management and operational control.

■ Revamping of the sinter electrostatic precipitator:
An electrostatic precipitator is a device used to remove suspended solid particles in process gases. It operates by applying an electrical charge to the particles suspended in the gas, causing them to adhere to plates or wires electrically charged in the precipitator. These charged particles are then collected and removed from the gas, allowing clean gas to exit the precipitator.

■ Real-time air quality monitoring. LiDAR (Light Detection and Ranging) technology uses laser beams to assess site particulate matter emissions and establish virtual monitoring stations. This enables the company to gather real-time information about air quality

99.5%
MATERIAL EFFICIENCY RATE
IN STEELMAKING OPERATIONS

2.9
MILLION TONS
OF STEEL SCRAP
RECYCLED IN 2023
and make informed decisions about environmental management.

Brazil
In Ternium Brasil, we implemented a comprehensive monitoring system for various environmental indicators, including air emissions and air quality parameters, compliant with our operational license requirements. Continuous measurements are conducted for all relevant stacks and data is reported in real time to the state environmental authority (INEA). The company installed and maintains three air quality monitoring stations in the site's surroundings. Furthermore, as part of Ternium's Environmental Investment Plan 2020-2030, Ternium Brasil is investing in advanced technology to enhance environmental performance. For example, we installed fifteen cameras equipped with video analytics to identify possible deviations. In addition, we put in place a predictive emissions system in the sinter plant, allowing preventive adjustments to the production process.

MATERIAL EFFICIENCY AND RECYCLING

Steel is a material that holds immense potential for a sustainable future, thanks to its endless recyclability without any loss in quality or properties. All the steel scrap generated in Ternium’s facilities is recycled. The company also purchases steel scrap from either scrap-processing companies or scrap collecting firms.
In 2023, Ternium recycled 2.9 million tons of steel scrap to produce new steel, retaining all its properties.

The company is committed to minimizing waste and maximizing material efficiency in its operations. We continuously develop and implement strategies to reduce the production of waste and maximize the use of co-products. In 2023, Ternium achieved a material efficiency rate of 99.5% in its steel operations, with 5.5 million tons of co-products and recovered materials being reused in the production process or sold to other industries.

Co-products mainly include blast furnace and steel shop slag, iron oxide and chemical substances. The use of Ternium’s co-products by other industries reduces their consumption of raw materials and energy, with a positive effect on CO2 emissions and waste generation in the value chain as a whole.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	47

In facilities with blast furnaces, the granulated slag is sold to the cement industry as a substitute for clinker.

Additionally, the slag generated in the steel shop is also used to consolidate roads and therefore avoid the use of materials in other industries.

In Mexico, the dust generated by the electric-arc furnaces at our Guerrero and Puebla facilities and the scales from our Pesquería and Churubusco hot rolling mills are transformed into Mix Rock®, an innovative co-product developed and registered by Ternium, and other mixes sold to third parties. In 2023, Ternium sold 141 thousand tons of Mix Rock® and other mixes to the cement industries.

In addition, Ternium has sinter and briquetting facilities that allow the recycling of different materials captured by its air and water treatment equipment, including iron ore fines, coal, lime and dolomite.

The company also uses process gases generated during the processing of metallurgical coal in the Blast Furnace route, to generate co-products. In Argentina, Ternium treats these gases and produces chemical products such as tar and benzene, which are sold to third parties.

Local governments play a vital role in promoting a circular economy by incentivizing the commercialization of co-products and scrap metal generated during the steel production process. One approach is for governments to start recognizing scrap as a raw material, rather than just considering it as waste. This would change the rules concerning waste disposal, thus fostering a more sustainable future and unlocking the full potential of the circular economy.

SECOND CHANCES: APPLICATIONS FOR SLAG
Basic Oxygen Converter slag is processed into different granulometries and conditioned to stabilize its properties according to local standards for its final use as a siderurgical aggregate. These co-products are sold to the construction and transport sectors for use as base and sub-base materials for roads, railway ballast, and general road and parking area preparation.
x
5.5 MILLION TONS OF CO-PRODUCTS AND REUSED MATERIALS SOLD TO THIRD PARTIES

48. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

Life Cycle and Environmental Product Declarations

Ternium assesses the life cycle of its steel products and participates in worldsteel’s life cycle assessment (LCA) initiatives to help document and improve the steel products’ environmental footprint.
A steel LCA involves, among other indicators, a thorough inventory of the energy and materials utilized across the industry value chain, according to ISO 14040 and 14044 standards, to assess the environmental footprint of the products. Ternium’s LCA inventory reporting encompassed 98% of our crude steel production.

In response to customer demands for greater transparency on the environmental impact of steel products, Ternium has developed environmental product declarations (EPDs) for eight product families. These EPDs provide detailed information on the environmental impact of each product, including its carbon footprint and other relevant data. Customers can access this information on Ternium’s website.

BIODIVERSITY ENDEAVORS

Ternium takes proactive measures to protect local biodiversity before building new facilities. The company conducts extensive field work to identify ecological connectivity areas and ensures conservation in its steel and mining operations. Ternium also implements continuous monitoring and control programs in areas of conservation, rescuing wildlife and installing gates for reptiles, amphibians, and small mammals to connect habitats.

In 2023, the company presented a Wildlife Rescue Program to implement in the new steelmaking facility in Pesquería. This initiative aimed to safeguard flora and fauna prior to the start of construction. Notably, the rescue and relocation efforts resulted in the preservation of 15,000 plants, including species such as Colima, Cenizo, and Gavia. Furthermore, 67 wildlife individuals, including amphibians, reptiles, and mammals, were successfully rescued and relocated, underscoring the company's commitment to biodiversity conservation amid project development.

Sepetiba bay

Ternium’s Rio de Janeiro plant is situated near the Sepetiba bay coastline in Brazil. The company is committed to preserving the bay's flora and fauna, with a particular focus on 160 hectares (395 acres) of mangroves.

Ternium has been participating in a research project in collaboration with the Universidade Federal do Rio de Janeiro and the Instituto Boto Cinza. The study focuses on the boto cinza, a species of dolphin that plays a vital role in the ecosystem, and aims to monitor their health and behavior using an innovative tracking and tracing system.

This research has two primary objectives: population ecology and chemical ecology. In addition, these studies provide insights into the habitats of whales, helping authorities redefine transit zones to prevent collisions with vessels.

Iberá wetlands

Ternium sponsors the projects of the Rewilding Argentina Foundation at the Iberá wetlands, a protected area located at the northeast of Argentina. These projects have been incorporated into the National Geographic Society’s Last Wild Places initiative. They seek to reintroduce in this area species that are considered extinct or endangered, such as the giant otter and the yaguareté, a kind of jaguar.

The Techint Group, of which Ternium is part of, has contributed with $168,000 in steel products since 2012 to build fences and a protected area for native species, as well as with four tractors to rebuild the habitat following the fires that occurred in 2022.

Reforestation projects in Mexico

In line with its commitment to biodiversity protection, Ternium has been actively engaged in several reforestation projects.

In 2018, the company introduced a project to improve Las Encinas sites in Michoacán and Jalisco states. In 2023, we planted approximately 99.5 thousand

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	49

VOLUNTEERS IN ACTION OUR REFORESTATION EFFORTS IN MEXICO

In September 2023, the Volunteers in Action program returned to Chipinque Ecological Park in Monterrey, Mexico, with two activities in which Ternium volunteers worked together to plant over 200 native pine trees in the park's plateau area. This reforestation was part of the Chipinque Ecological Park's Seeds of Hope program, which aims to reforest with native species certain areas impacted by fires, landslides, and invasive exotic species.

Furthermore, after a few years on hold, the Volunteers in Action program for the environment resumed in our mining areas in Mexico. In 2023, we participated in a reforestation project by CONAFORM in Manzanillo, Colima, where over 850 volunteers from various companies and public entities joined efforts to plant over 1,800 trees, contributing to the conservation of additional hectares of the program.

850 VOLUNTEERS COLLABORATED WITH CONAFORM	1,800 NEW TREES ARE GROWING IN COLIMA	200 PINE TREES PLANTED IN MONTERREY

individuals of 32 native species and accumulated over 313 thousand plants since the beginning of the program.

Furthermore, throughout the history of the expansion of the Pesquería Industrial Center, the company has invested efforts to preserve flora and fauna. In the early stages, we have recovered over 78 thousand plants and expect to recover another 15 thousand when executing the new steelmaking site project.

In regards to off-site projects, recently in February 2024, Ternium signed a collaboration agreement with the Autonomous University of Nuevo León (UANL) to restore over 233 hectares of the Bosque Escuela (the university space located in Iturbide), facilitating research and the preservation of regional flora and fauna.
The specific actions include:
■ establishing a forest nursery to produce 15,000 to 20,000 seedlings of native species of plants annually
■ installing 13 kilometers of perimeter fencing
■ rehabilitating 8 kilometers of the main road
■ constructing 205 log dams in degraded areas and firebreaks
■ reforesting with 69,048 native seedlings
■ constructing 29,744 linear meters of works to control sheet erosion

Through these combined efforts, Ternium and UANL expect to restore the area that was devastated by a fire three years ago.

50. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

KEY FIGURES

INVESTMENTS IN ENVIRONMENTAL PROJECTS $ MILLION

PARTICULATE MATTER EMISSIONS(*) (**) KG/TON CRUDE STEEL

(**) Air emission figures for 2023 include specific measurements taken at the sinter plant in Argentina, representing an improvement over previous years when estimates were used due to data limitations.

WATER MANAGEMENT AT MEXICAN STEEL FACILITIES MILLION CUBIC METERS – M3/tons of crude steel

CO-PRODUCTS REUSED OR SOLD TO THIRD PARTIES(*) (***) MILLION TONS

(*) The information presented corresponds to Ternium’s steelmaking sites. For more information, please refer to the Annex 6: ESG Historical Data.
(***) Co-products and recovered materials, reused or sold to third parties.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	51

ENVIRONMENTAL AND ENERGY POLICY

– – – – – – – – – – – – –
Ternium, an integrated steel company, whose processes range from mining operations to the manufacture of finished steel products, defines in this Policy its commitment to environmental protection and its goal of achieving excellence in environmental and energy performance throughout its operations.

This Policy applies to Ternium and its subsidiaries. It will be actively disseminated to ensure compliance. The company believes that the sustainable development of its operations requires engagement through open dialogue with its employees, suppliers, contractors, customers and communities.

Caring for the environment is a core value, and establishes the following principles:

Environmental protection and energy efficiency is a responsibility of Ternium's personnel, as well as its suppliers and contractors.
Pollution must be prevented at the source, controlling the significant environmental aspects of our operations and minimizing their impacts and risks.
Compliance with the applicable legislation and voluntary agreements in relation to environmental protection and efficient energy consumption.
Promotion of continuous improvement in environmental and energy performance and management systems to achieve the established objectives and targets.
Integration of environmental and energy components into all company management processes.
Planning and executing decarbonization roadmaps with the ambition to achieve carbon neutrality of our products and operations, according to technological feasibility and local market conditions.
Using natural resources efficiently to contribute to circular economy.
Minimizing air emissions at the sites where we operate, optimizing the use of water, and maximizing its reuse.
Protecting biodiversity in areas where we operate and compensate the impacts where and when feasible.
Application of life cycle perspective and risk management in our continuous improvement processes, when feasible.
Promoting renewable energy generation and use, as well as the application of energy-efficient products, technologies and services, and the implementation of projects designed to improve energy and environmental performance, where significant.
Encourage the purchase of sustainable and energy-efficient products, technologies and services.
Promotion of employee training and awareness in relation to environmental protection and responsible energy use.

The company must provide the information, means and resources to enable compliance with this Policy, as well as with the objectives and goals established, thus supporting sustainability throughout operations, considering the context in which it operates.

All management levels are primarily responsible and accountable for environmental protection and energy consumption in their areas.

July 2023

Máximo Vedoya Chief Executive Officer

52. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

IMPROVING OUR SAFETY PERFORMANCE

SUSTAINABLE DEVELOPMENT GOALS

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	53

	GOALS & ACTIONS	2023 KPIs
GOALS

▪Promote a culture where safety is considered everyone's responsibility
▪Strengthen the company’s positioning as a global referent in process safety within the steel industry
▪Ensure compliance with all relevant occupational health and safety regulations
▪Achieve a 50% reduction in the IFR and LTIFR by 2025, compared to 2020
▪Shorten emergency response times and strengthen contingency plans
▪Implement ergonomics practices at all locations and prevent hygiene-related injuries
▪Foster active participation and collaboration of all employees in the company’s safety initiatives
▪Extend safety best practices to contractors
$72 MILLION INVESTED IN HEALTH AND SAFETY PROJECTS

2.45 INJURIES FREQUENCY RATE (IFR) 10% REDUCTION FROM 2020

0.68 LOST TIME INJURIES FREQUENCY RATE (LTIFR) 19% REDUCTION FROM 2020

ACTIONS
▪Development of a comprehensive five-year program on process safety, ensuring an integrated approach to risk management within the company
▪Certification of our main facilities under ISO 45001
▪Implementation of planned and random recurrent inspections
▪Introduction of preventive tools such as “task rejection”
▪Development of an in-house High-Risk-Task Certification Program in collaboration with Ternium University
▪Improvement in employee training and safety awareness
▪Implementation of regular and recurrent communications on safety topics from management, including events such as Safety Day
▪Development of the Safe Supplier program
▪Participation in industry-wide health and safety initiatives such as worldsteel's Safety Day

93% OF EMPLOYEES AND CONTRACTORS OPERATE ON SITES CERTIFIED UNDER ISO 45001

~207 THOUSAND OCCUPATIONAL HEALTH AND SAFETY INSPECTIONS

Note: Figures do not include Usiminas

54. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

SAFETY AS OUR NUMBER ONE CONCERN

Ternium has devoted significant efforts to create a culture under the idea of "Safety First." This involves promoting an environment where safety is ingrained in every aspect of operations, from top-level management to hourly employees. By prioritizing safety and making it a core value, we believe we are not only protecting our workforce but also enhancing productivity, morale, and overall business performance. Ultimately, a strong safety culture fosters trust, collaboration, and a shared commitment to preventing accidents and injuries.

GOVERNANCE

Health and safety incidents undergo monthly reviews at the local level and at the corporate level. The Board of Directors receives quarterly reports on recent events and the progress of the Health and Safety Strategy, alongside the quarterly financial results.

The company has local EHS teams, hygiene and medical departments. In 2023, the company strengthened its health and safety management organization by appointing a Chief Environment, Health and Safety (EHS) Officer. The responsibility for ensuring the occupational safety of all individuals within their assigned areas falls on the local managers of every production unit.

OUR STRUCTURE HEALTH AND SAFETY GOVERNANCE

BOARD OF DIRECTORS

CHIEF EXECUTIVE OFFICER (CEO)

EHS (ENVIRONMENTAL, HEALTH AND SAFETY)

MEETINGS

Monthly

PARTICIPANTS

Chief EHS Officer (CEHSO) and EHS teams

ACTIVITIES

- Review of safety events that occurred during the period
- Analysis of safety trends, main accident and incident causes, and consequences
- Review of the implementation of the safety strategy
- Analysis of industry best practices and process safety conditions

INDUSTRIAL AND BUSINESS PERFORMANCE

MEETINGS

Monthly reviews

PARTICIPANTS

Industrial teams, Regional Presidents, Chief EHS Officer (CEHSO), EHS teams

ACTIVITIES

Review high-severity incidents of the month at each site, their consequences, and corrective plans

CRITICAL RISKS COMMITTEE (CRC)

MEETINGS

At least three times a year

PARTICIPANTS

The composition of the Critical Risks Committee (CRC) is described on page 129 of this Report

ACTIVITIES

- Identification and assessment of risks
- Follow up of mitigation and action plans
- Presentation of critical risks report to the Board of Directors (once a year)

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	55

Regarding policies and procedures, Ternium’s Occupational Health and Safety Policy aims to ensure the protection and well-being of its personnel, customers, contractors, and suppliers across its operations. Rooted in principles such as injury prevention, regulatory compliance, and continuous improvement of health and safety processes, the policy emphasizes the shared responsibility of all stakeholders in promoting a safe and healthy work environment. Ternium’s Occupational Health and Safety Policy is available online at Ternium’s website and at the end of this chapter.

STRATEGY

Health and Safety has long been a focal point in Ternium's sustainability agenda, evolving over time and consistently undergoing reviews to incorporate industrial best practices and our own insights from experience.

The key components of this strategy include:
■ Unified safety management system
■ Process safety management
■ Accident investigation and risk management
■ Proactive and preventive activities
■ Implementation of technology to mitigate risks and             facilitate learning
■ Education and training initiatives
■ Engagement of top management and effective             communication
■ Integration of contractors into safety initiatives
■ Occupational health initiatives

Unified safety management system

Ternium relies on an integrated Occupational Health and Safety (OH&S) management system in place throughout our industrial operations to ensure the consistent application of policies, methodologies, and processes. Periodic audits of processes are conducted to identify new opportunities for enhancing the safety management system and ensuring compliance with local regulations.

The company’s OH&S management system is certified under the ISO 45001 standard. In December 2023, 93% of employees and contractors were working in ISO 45001 certified facilities, including both upstream and downstream operations.

Process safety management

Process safety is paramount in the steel industry, as it serves to avert major accidents and safeguard the well-being of employees, the environment, and company assets. Our focus on process safety management revolves around identifying, understanding, and mitigating risks associated with operations, aiming to minimize incidents such as fires, explosions, exposure to hazardous chemicals, and structural collapse.

The process safety management model, referred to as PSM, adheres to global best practices and is structured around three core pillars: technology, facilities, and people. Our ultimate objective is to achieve operational excellence through stringent operational discipline and continuous process enhancement.

The company consistently implements preventive measures and adds to its procedures recommendations from its risk insurers. Looking ahead, we are implementing a five-year strategic plan integrating objectives from the health and safety team with those of the maintenance departments. This plan encompasses projects such as implementing standardized protection barriers across our facilities in all regions. Moreover, we have refined our risk analysis procedures by integrating the Bow Tie methodology and enhancing tools for investigating process safety-related incidents.

In case of an emergency, the company has a corporate procedure for a quick response. The Crisis Management Procedure aims to provide comprehensive guidance for developing, implementing, and maintaining effective crisis management strategies to minimize the negative effects and expedite the return to normal business operations. The procedure outlines types of crises, escalation criteria, and the roles and responsibilities of key personnel in managing and responding to crises effectively. Additionally, it emphasizes the importance

56. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

Ternium
ENCUENTRO
SEGURIDAD
2024
Ternium
NUESTRA VISIÓN
DE SEGURIDAD
Porque estamos
comprometidos.
Por ti. Por nosotros.
Y porque seguimos
evolucionando,
juntos.

SETTING HIGH STANDARDS FOR OUR PEOPLE	Ternium's CEO Máximo Vedoya, Chief EHS Officer Marina Chiesa and other high ranking executives take part in Safety Meetings aimed at ensuring continuous improvement.

of proactive measures, compliance with regulatory requirements, and clear and transparent communications to safeguard personnel, assets, and the company's reputation. It also defines the establishment of a Crisis Committee responsible for monitoring and coordinating crisis response efforts.

Accident investigation and risk management

Ternium’s management follows specific protocols when an accident or incident occurs at the company’s workplace, regardless of the severity of the damage or injuries caused by such event. Data collection and fact analysis are conducted by multidisciplinary teams, with the participation of the director responsible for the involved area. Management uses all available resources that could contribute to the understanding of the event, including the Causal Factor Tree Analysis methodology.
Once the causes have been fully identified and understood, the company implements an action plan structured around a hierarchy of controls. The action plan is presented to the Environmental and Safety Committee and, three months later, a revision is conducted to determine the effectiveness of the proposed action plan in eliminating the cause of the situation or event that compromised safety.

This process is conducted within the SIASSO system, an internally developed OH&S platform, which incorporates a tool that assesses the robustness of the analysis and action plan. The tool prevents the process from concluding if specific parameters relevant to the type of event are not met. In other words, the severity of the event determines the level of analysis rigor required by the tool.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	57

Preventive activities

Ternium designs preventive activities to identify and mitigate potential hazards before they escalate into incidents or accidents. Among Ternium’s preventive measures are the following:

■ Safety and Environment Hour initiative: Managers conduct tours through operational areas across the production facilities. This initiative serves multiple purposes, including identifying safe behaviors that can be replicated across different facilities and addressing unsafe acts or situations through open dialogue with employees. The agenda of the visit is previously defined and may include observing and evaluating factors such as people's behavior, safety conditions, presence of accident precursors in the area, operational discipline, and critical activities. Each leader is required to complete a set number of visits per month.

■ On-site revisions: Tailored to the specific needs of each
area to ensure compliance with relevant OH&S policies, procedures, and practices. Last year, over 28,600 health and safety revisions were conducted outside the formal Safety and Environment Hour initiative.

■ Critical Control Verifications: This procedure is focused
on identifying situations where there are no control measures, the control measures being applied are not being effective, or people do not comply with them. During 2023, over 1,400 employees performed more than 12,800 critical control verifications, which resulted in approximately 4,800 improvement projects.

■ Identifying precursors of serious injuries and fatal accidents: The company has increased its efforts to identify signals of potential severe injuries or fatalities and has already registered several non-controlled repeating precursors. Some of them are: protections and barriers, equipment lockouts, and mobile equipment conditions.

“ We are convinced that the involvement of leaders in each production area is crucial for building a culture of safety. As leaders, we need to stay close to our teams, providing them with the resources, the knowledge, and support they need to ensure safety and environmental protection.”

MARINA CHIESA CHIEF ENVIRONMENT, HEALTH AND SAFETY OFFICER

■ Ten Life-Saving Rules: A comprehensive set of actions
designed to safeguard the lives of employees and contractors. These rules incorporate worldsteel's guidance and are the result of extensive research, including focus groups and studies conducted to identify the primary causes of high-severity accidents and fatalities at the company’s facilities. They are supported by established practices and routines that must be strictly adhered to by all employees. The Ten Life-Saving Rules have been widely communicated across all of Ternium’s operational sites. They aim to raise awareness among employees, customers, and suppliers, and are subject to regular revisions to ensure strict adherence. Given their importance, in 2023 over 33,400 on-site revisions were conducted with specific focus on the application of the Ten Life-Saving Rules.

58. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

PREVENTIVE MEASURES THE 10 LIFE-SAVING RULES

These rules comprise a set of fundamental actions designed to prevent the risks of serious accidents.
They serve as the cornerstone of the safety management system, offering individuals more tools to ensure safe work practices.

1	Avoid exposing yourself to entrapment areas.

2	Comply with Effective Lockout and ensure zero power before handling equipment.

3	Use harness, lifeline, and block off the area when working at heights.

4	Keep a safe distance from suspended loads.

5	Make sure to check the Safety Sheets and emergency measures before working with gas and other hazardous substances.

6	Access confined spaces only if you are authorized.

7	Operate mobile equipment you are certified for. If you interact with mobile equipment, keep a safe distance.

8	Work on electrical installations only if you are qualified for that, and have the appropriate PPE.

9	Perform hot work only if you are authorized and qualified.

10	Always comply with procedures, never take shortcuts, respect signaling and use the required PPE.

■ Task Rejection Tool: This tool strengthens people’s
determination not to start or if started, to suspend a task when they consider that an uncontrolled risk is present. Task Rejection helps prevent injuries resulting from a lack of effective control of previously identified safety risks. The company encourages the use of this tool and has started recognizing workers when their personal analysis of Occupational Health and Safety conditions prevents the occurrence of a high-risk event. In 2023, we recorded approximately 17,200 reports, 18% of which involved potential high risks.

■ Pre-Shift Assessments: The company has identified
behavioral factors, such as distraction, that contribute to certain accidents. This tool consists of assessing the condition of workers before their shifts. Initially, the focus is on workers who perform high-risk activities. The chosen approach is a Readiness Test conducted daily to hourly employees, utilizing normalized responses and artificial intelligence to assess employees' general state. It measures parameters like impulse control, reaction time, attention, and concentration over time. Its purpose is to ensure that workers are mentally prepared and focused, effectively preventing potential incidents. This tool is currently operative in Rio de Janeiro (Brazil), San Nicolás (Argentina) and Manizales (Colombia).

Implementation of technology to mitigate risks and facilitate learning

We have implemented advanced technologies to enhance operational performance and minimize human risk exposure, following the principle of "no man on the floor." For example, at the slabs yard in the new hot rolling mill in Pesquería, Mexico, we control all access points to prevent unauthorized entry and coordinate the movement of cranes and transport carts using a warehouse management system, making them autonomous.

At our Guerrero plant in Mexico, robots are used to measure temperature and take steel samples from the electric arc furnace, tasks that were previously done manually by an average of four times per steel casting.

Currently, human involvement is limited to operating the robot and ensuring the availability of measurement supplies.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	59

AUTOMATED CONTROL VIDEO ANALYTICS: HOW IT WORKS

STAGES
Monitoring Cameras capture images of our operating activities 24/7	Observation and analytics Images are compared automatically with established values to detect and identify deviations	On-site alert In the presence of risks, visual, audible and mechanical alerts are activated	Recording The information is automatically loaded on the management system and supervisors are alerted	Follow up Corrective actions and additional safeguards are established. The company monitors the execution of the safety plan

In Brazil, we employ a robot operated from the blast furnace casting control room to apply refractory material in the casting channel. This innovative solution not only extends the lifespan of the production system but also ensures personnel safety by reducing exposure to temperatures exceeding 200°C.

Additionally, at the BOF (Basic Oxygen Furnace), we have two robot cells that eliminate operator involvement in steel sampling and measurement activities, increase consumables capacity, and introduce a new cleaning functionality. This solution significantly enhances operational safety and efficiency.

Furthermore, we've embraced cutting-edge technologies to improve risk assessment, incident analysis, and staff education in Occupational Health and Safety. We've integrated advanced tools like Video Analytics, drones for inspections, remote assistance from the maintenance department, simulations of high-risk scenarios, and virtual reality into our operations.

Automated video analytics continuously monitor our activities, comparing them to established standards. If any anomalies are detected, alerts are immediately triggered and information about the safety issue is uploaded onto our OH&S management platform.

Moreover, technology helps us learn from past incidents. Using 3D technology, we simulate and analyze high-risk events to understand their causes and implement preventive measures.

We use virtual reality for training in hazardous tasks and maintenance activities, like the use of mobile equipment such as forklifts and locomotives.

60. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

Education and training initiatives

The company is committed to training its employees, customers, and suppliers on the appropriate use of the company’s OH&S management systems, as well as raising awareness of the risks involved in task execution.

Ternium University offers a diverse range of training courses on OH&S. In 2023, over 18 thousand employees and contractors received an average of 18.5 hours of training on safety-related issues focused on preventive measures and Ternium’s OH&S programs.

Furthermore, teams from EHS and Ternium University have developed a certification program focused on activities that entail high risks, with the aim of ensuring that only specifically trained personnel perform the required tasks.

The program includes medical checkups, specific courses, on-the-job training, and a final evaluation authorizing employees to perform the tasks. Currently, the certification is mandatory for locomotive, forklift, and crane operators, as well as for maintenance tasks, work-at-heights or confined spaces, electrical risks and logout/tagout procedures. The certification process requires periodic re-certification every 1 to 3 years, depending on the nature of the activity and local regulations.

Additionally, the company has developed documents that define best safety practices for different groups, such as the guidebook for managers. This manual serves as a valuable resource, outlining expected behaviors and effective decision-making processes under various scenarios.

SAFETY TRAINING TERNIUM RECEIVES INTERNATIONAL RECOGNITION

In 2023, Ternium was honored with the Steelie Award of the worldsteel association for its training initiatives at the Ternium Brazil site. The company's approach involves replacing traditional classroom methods with a high-engagement game based on virtual reality (VR) technology.

An innovative continuous casting simulator provides an immersive training experience using VR hardware and a physical lever as a joystick input. The simulator's software features a virtual 3D model, a mathematical model for steel flow, and a real-time evaluation module for standard operational procedures.

This simulator is currently employed to train newly hired operators, assess their abilities in managing critical situations, and evaluate their emotional, mental, and physical conditions. We are confident that by integrating this state-of-the-art technology, we can significantly enhance the development of a safer and more proficient workforce.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	61

It was created based on insights and experiences shared by a diverse group of over 300 directors and managers from across the organization through virtual and in-person sessions. During these gatherings, participants discussed various topics relevant to leadership, including the 7 best practices, common mental pitfalls, the Bradley curve, along with other developments in the safety field. These best practices have also been extended to supervisors, hourly employees, and contractors.

Engagement of top management and effective communication

Over the years, Ternium has enhanced the visibility of safety issues through its communication platforms. The agenda includes videos, articles, and events, with the Safety Day at the center of its communication strategy.

At the core of our strategy
Ternium's Safety Day is organized every year in July to further promote risk awareness among employees. It includes meetings, discussions and a thorough review of our performance.

SAFETY HOUR PROGRAM WALKS	As part of Ternium's preventive safety activities, the supervisors of each production area conduct inspection rounds to evaluate overall safety conditions.

62. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

7,500
PARTICIPANTS
IN MEETINGS DURING
SAFETY DAY

23,700
BRIEFINGS
DELIVERED IN SAFETY TALKS PROGRAM

Ternium’s Safety Day, held annually in July as a reminder of a severe accident that occurred in the Guerrero facility in Mexico, is the ideal forum to communicate key messages throughout the organization regarding the priority of safety and to align our vision about safety.

During the event, the company organizes meetings and panel discussions on OH&S management to review its safety performance in the preceding year and agree on new actions to continue improving OH&S at each facility. The event is chaired by Ternium’s CEO and the top management of each business unit. In 2023, over 7,500 people participated in person or in online meetings. In this day, production lines are stopped to signal the company's commitment to industrial safety.

The company has also introduced Safety Talks, an open-dialogue instance for plant supervisors and their teams to analyze selected OH&S issues each week as determined by senior management. Under this program, in 2023 the company delivered 31 infographics via email to over 3,500 employees, and leaders and EHS teams conducted more than 23,700 short interactive sessions at the beginning of each shift to emphasize workplace health and safety issues globally, locally, or by theme, reaching over 18,800 employees.

Integration of contractors into safety initiatives

Ternium actively promotes the adoption of its Safety Vision and goals among all contractors’ employees. To achieve this, the company has initiated several programs, including meetings with top managers of Ternium contractors and the involvement of their employees in Ternium’s OH&S workshops. Additionally, Ternium has implemented an OH&S improvement plan specifically tailored for contractors. This plan draws on the best practices of contractors, identified through benchmarking their operations at various locations within the company’s facilities.

From July 2022 to June 2023, Ternium conducted audits of the OH&S programs of 188 contractor companies across four countries, 35 of which were commended for the improvements made during the year.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	63

PROVEEDOR SEGURO
2022-2023
PROVEEDOR
SEGURO
TERNIUM
Ternium

SHARING OUR COMMITMENT	Ternium has developed several programs and initiatives to involve contractors and their employees in the company's Safety Vision. Several contractors were commended in 2023 for the improvements obtained.

Occupational Health Initiatives

Ternium demonstrates its commitment to providing a healthy workplace through the implementation of a comprehensive occupational health program. We regularly conduct monitoring activities and risk analysis within our health management system to assess and manage the various factors that may impact employees' health. These factors include chemical, biological, physical, ergonomic, and psychological conditions associated with work activities.

Ternium has a Health Surveillance and Medical Control program regarding occupational health exams and medical studies for Ternium's employees. The objective is to comply with the required occupational medical exams according to applicable legislation, monitor the health of employees exposed to specific health risks, ensure employees are fit for their assigned tasks, provide voluntary access to medical exams, and implement preventive campaigns based on statistical data. The company conducts mandatory medical check-ups based on local law requirements and offers annual voluntary medical check-ups aiming to improve employees' health and identify common diseases and health conditions for statistical analysis.

On a more specific basis, the company has in place an Alcohol and Drugs Program with the aim of maintaining a safe and drug-free workplace environment to ensure optimal safety and well-being levels across its facilities and operations. The company prohibits activities such as possessing, producing, selling, distributing, or consuming alcohol and drugs within Ternium's premises or during work-related activities. It also mandates that employees refrain from consuming drugs, whether prescribed or not, that could impair their performance without prior notification to their immediate superior.

64. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

FREQUENCY OF MANDATORY MEDICAL TESTS

• ANNUALLY • EVERY 2 YEARS • EVERY 3 YEARS

TEST TYPE	JOB TYPE

	Employees with administrative tasks who do not usually access operational areas	Employees who carry out their activities in operational areas	Employees operating vehicles or cranes or working in confined spaces or at heights
Medical Evaluation	•	•	•
Visual Acuity	•	•	•
Audiometry		•	•
Spirometry		•	•
Electrocardiogram	•	•	•
Blood Tests	•	•	•
Urine Test	•	•	•
Drug and Alcohol Screening			•
Vestibular Tests			•

To enforce compliance, the company establishes prevention procedures and conducts objective tests to detect the presence of prohibited substances. This obligation extends to suppliers, contractors, subcontractors, and visitors, who are expected to adhere to these regulations as per the applicable legal framework. Through these measures, Ternium seeks to create a secure and healthy work environment conducive to productivity and employee well-being.

RISKS

According to worldsteel's "Safety and health in the steel industry - Data Report 2024" the top five causes of fatalities over the past decade were falling from height, moving machinery, on site road vehicles, gassing and asphyxiation and falling objects. This seems to be consistent over time. In terms of causes of lost time injuries in the last 5 years (2019-2023) they mention slip, trip and fall, manual tasks and tools, moving machinery, fall from height, and falling object as the main ones.

In the case of Ternium, the fatalities recorded in the period 2019-2023 were related to electrical, on site road vehicle, and falling objects. The top five causes of lost-time injuries during the same period were manual tasks and tools, moving machinery, fall from height, slip, trip and fall, and falling objects.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	65

The company has set out a framework for hazard identification, risk assessment, and control using the IPER Matrix. The process is based on hazard identification using a specific list, considering factors such as work organization, routine and non-routine activities, past and potential incidents, and human and environmental conditions. Once hazards are identified, existing control measures are documented and additional actions are planned according to a hierarchy that includes elimination, substitution, engineering controls, signage/administrative controls, and personal protective elements.

Risk is assessed considering the severity of injuries, probability of occurrence, and frequency of exposure, and is determined to be acceptable or unacceptable. For unacceptable risks, the activity is halted until additional measures are implemented to reduce the risk to acceptable levels.

Hazard and risk matrices are periodically reviewed under circumstances such as changes in processes, work methods, acquisition of new equipment, projects, audit results, real emergencies, legislative changes, and modifications in the organization's occupational health and safety management system, among others.

SAFETY PERFORMANCE: ACCIDENTS AND INCIDENTS

In 2023, Ternium recorded an Injury Frequency Rate (IFR) of 2.45 injuries per million hours worked and a Lost Time Injuries Frequency Rate (LTIFR) of 0.68 days of lost time injuries per million hours worked. This was a setback from the performance of the previous year but still below worldsteel averages of 4.73 IFR and 0.76 LTIFR.

The year 2023 was marked by two fatal accidents involving contractors at our mining facilities Las Encinas and Peña Colorada. These events have led us to reconsider the safety strategy for the companies providing services in our facilities, as well as to strengthen measures in our mining activities.

The first accident in Las Palomas mine involved the fall of a vehicle while circulating in the open pit. In response, we developed detailed technical specifications for different mobile equipment categories, including mandatory mechanical certifications, age criteria, and stricter medical examinations for personnel.

Additionally, an Integrated Mobile Equipment Management System was initiated to extend these protocols across Ternium's entire mobile equipment fleet.

The second accident at Peña Colorada mine involved a falling object. To address falling object hazards, measures were taken to standardize area conditions for safe operations, including the installation of physical barriers and signage in areas prone to falling debris. The company also initiated a review of the conveyor belts. Furthermore, a comprehensive survey of outsourced activities at Peña Colorada was launched for better oversight.

In 2023, there was also a fatal accident at Usiminas. The incident occurred at the Ipatinga facility, during the relining works of Blast Furnace #3.

While steelmaking inherently involves various safety risks due to the nature of the activity, we remain committed to enhancing safety and accident prevention, and we will continue implementing actions to ensure a secure working environment for everyone involved in our operations.

66. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

KEY FIGURES

INVESTMENT IN HEALTH AND SAFETY $ MILLION

LOST TIME INJURIES FREQUENCY RATE (LTIFR) # DAY-LOSS PER MILLION HOURS WORKED

INJURIES FREQUENCY RATE (IFR) # PER MILLION HOURS WORKED

HEALTH AND SAFETY INSPECTIONS THOUSAND

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	67

OCCUPATIONAL HEALTH AND SAFETY POLICY

– – – – – – – – – – – – – –	Ternium, an integrated steel company, along with its subsidiaries is committed to the occupational safety and health of its personnel, customers, contractors, and suppliers. The company’s occupational health and safety policy is the baseline for sustainable development across all its operations.

Policy adherence, dissemination, and compliance apply and are to be promoted throughout Ternium and its subsidiaries.

Looking out for the occupational health and safety of every person who works for the company or is inside its facilities is an essential value.

To that end, we promote our commitment through the following principles:
All work-related injuries and illnesses can and should be prevented.
Compliance with all applicable legal and other regulations to which Ternium voluntarily agrees.
Continuous improvement of all processes related to staff's health and safety.
Occupational health and safety must be integrated into all company processes.
No emergency situation, production process or results justify putting people’s occupational health or safety at risk.
Commitment from and training of the entire staff is essential.
Working safely is an employment condition.
Every person is responsible for looking after his/her own safety and the safety of others.

In each company, everyone is responsible for occupational health and safety:
The company provides the means and resources for activities to be carried out safely so as to preserve everyone's physical integrity and occupational health.
Managers are in charge of the occupational health and safety of everyone who works for them or is in their area.
All other workers must comply with regulations and instructions, and work with their managers to detect, control, and resolve any dangerous situations.
Contractor companies and their staff must comply with the Safety Regulations in force at the facilities where they provide services.
People who enter the facility must comply with the applicable Safety Regulations.
Health and safety staff must take preventive measures through support, advising and auditing.

At Ternium and its subsidiaries, these principles are shared throughout the entire value chain and in all the communities where it operates in order to promote people's healthcare and safety.
March 2018

Máximo Vedoya Chief Executive Officer

68. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

REALIZING OUR PEOPLE’S FULL POTENTIAL

SUSTAINABLE DEVELOPMENT GOALS

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	69

	GOALS & ACTIONS	2023 KPIs
GOALS

▪Cultivate an inclusive and engaging working environment that attracts and retains the necessary talent for the long-term sustainability of the company
▪Promote a culture of industrial and technological excellence
▪Foster innovation
▪Ensure equal opportunity and treatment for all employees
▪Increase diversity in Ternium's management positions and Board of Directors
27 NATIONALITIES REPRESENTED WITHIN OUR PERSONNEL

40 HOURS OF TRAINING PER EMPLOYEE (94 hours including on the job training)

ACTIONS
▪Establishment of corporate mechanisms to ensure that the selection of personnel is based on their individual knowledge and skills
▪Utilization of technology and data to simplify human resources processes, predict people's needs, and develop HR programs
▪Enhancement of employees' skills through training programs at all levels of the company
▪Development of a collaborative working culture that transcends geography
▪Endorsement of the United Nations Women's Empowerment Principles (WEPs)
▪Implementation of a medium-term plan to increase female participation in management positions
▪Consolidation of corporate programs like the Lean In Together initiative and Maternity Mentoring to promote fair and equitable treatment

$11 MILLION INVESTED IN TRAINING ACTIVITIES

25% OF WOMEN OCCUPYING POSITIONS AT THE BOARD OF DIRECTORS

44% OF FEMALE SALARIED EMPLOYEES UNDER 30 YEARS OF AGE

Note: Figures do not include Usiminas

70. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

DEVELOPING THE TALENT OF OUR PEOPLE

Ternium has become a leading flat steel producer in Latin America by virtue of its main asset: a team of committed, innovative, industrious, diverse, and highly qualified individuals. We rely on the talent and determination of our people to shape our company in the years to come.

GOVERNANCE

People’s management is structured at both local and corporate levels. The local Human Resources teams oversee general working conditions, such as working hours, leave policies, payroll processing, and union relations, which are closely tied to labor regulations. These matters are presented to Regional Presidents and Industrial Directors as necessary.

Compensation policies and procedures, including employee benefits and mobility schemes, are established at the corporate level. Annually, they undergo review in a dedicated meeting attended by the Global Compensation & HR Shared Service Senior Director and team, alongside the Chief Human Resources Officer and the CEO.

OUR STRUCTURE HUMAN RESOURCES GOVERNANCE

BOARD OF DIRECTORS

CHIEF EXECUTIVE OFFICER (CEO)

HUMAN RESOURCES

MEETINGS

At least once a year

PARTICIPANTS

Chief Human Resources Officer (CHRO), Human Resources Regional teams

ACTIVITIES

- Evaluate working conditions
- Employee relations and conflict resolution
- Implementation of HR technology and systems
- Compliance and legal updates

COMPENSATION

MEETINGS

At least once a year

PARTICIPANTS

Chief Human Resources Officer (CHRO), Global Compensation & Human Resources Shared Service Sr. Director and team

ACTIVITIES

- Compensation policy review
- Salary structure review
- Benefits review
- Annual performance evaluation and compensation

DIVERSITY AND INCLUSION

MEETINGS

At least once a year

PARTICIPANTS

Chief Human Resources Officer (CHRO), Vicepresident Global Talent Management and team

ACTIVITIES

Discussion of:

- DEI initiatives
- Diversity metrics and reporting
- Training programs and education
- Recruitment and hiring practices
- Workplace policies and practices
- Strategies to foster employee feedback and engagement

CRITICAL RISKS COMMITTEE (CRC)

MEETINGS

At least three times a year

PARTICIPANTS

The composition of the Critical Risks Committee (CRC) is described on page 129 of this Report

ACTIVITIES

- Identification and assessment of risks
- Follow up of mitigation and action plans
- Presentation of critical risks report to the Board of Directors (once a year)

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	71

Furthermore, as part of the annual performance review process, career committees convene within each division to analyze performance and succession planning. This process is scaled up until a uniform curve and a general plan is developed for the entire company.

Topics related to work-life balance, diversity and inclusion, employee training, as well as talent attraction and retention, fall under the oversight of the Vice President of Global Talent Management. Subsequently, proposals are presented to the Chief Human Resources Officer and the CEO for approval.

The company has different policies and procedures that regulate life at Ternium. Some of them are the following:

■ Human Rights Policy: It underscores the company's
dedication to upholding ethical standards and respecting fundamental human rights across its operations. Aligned with international frameworks like the Universal Declaration of Human Rights and the UN Global Compact, Ternium pledges to uphold principles such as freedom, dignity, and the prohibition of child labor and discrimination. The policy emphasizes safe working conditions, employee development, and cultural respect. It applies to Ternium, its subsidiaries, and all associated parties, with a commitment to fostering a compliant supply chain. Non-compliance is not tolerated, and mechanisms like the Transparent Line are in place for reporting and addressing violations.

■ Code of Conduct: It emphasizes the importance of
compliance with applicable laws, internal regulations, and policies, and requires all employees, regardless of their position, to abide by these standards, promoting a workplace environment characterized by honesty, loyalty, and transparency. The code prohibits discrimination, harassment, coercion, or bullying in any form, including sexual, physical, psychological, or otherwise. It supports the elimination of all forms of illegal, forced, or compulsory labor, slavery, or servitude, particularly child labor, not only within Ternium but also among its suppliers, contractors, and associated persons. Additionally, the code respects the rights of employees to establish or join trade unions and engage in collective bargaining, and ensures compliance with occupational health and safety regulations.

“ Digital transformation in Human Resources is key to streamlining and modernizing our processes, enhancing efficiency, and ensuring that our team can adapt to the changing demands of our industry.”

RODRIGO PIÑA CHIEF HUMAN RESOURCES OFFICER

It promotes health and safe working conditions and encourages employees at all levels to maintain a respectful environment, fostering cooperation and addressing personal differences constructively. The code of conduct was updated during 2023 and published in 2024. To date, it has been reaffirmed by 97% of Ternium employees and is shared with all individuals joining the company.

■ Diversity and Harassment-Free Work Environment Policy:
It establishes a commitment to creating an inclusive workplace that respects and values individual differences across genders, nationalities, cultures, and backgrounds. It prohibits all forms of harassment and discrimination and emphasizes the responsibility of every employee in promoting a respectful workplace environment. It also establishes the mechanisms for reporting incidents and conducting appropriate investigations and remedial actions led by the Audit and Human Resources departments.

72. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

STRATEGY AND PERFORMANCE 2023

The Human Resources development and retention strategy is structured at both local and corporate levels. While certain general guidelines are established globally, the scope and implementation of programs depend on the structure and resources available in each country.

The company's key action areas are:
■ The use of technology to improve processes, increase safety and enhance user experience
■ Review of working conditions and employee benefits
■ Development of training options to improve employees' skills
■ Initiatives to create a work environment of equal treatment, diversity, and inclusion
■ Performance management
■ Continuous communication

Use of technology to improve processes, increase safety and enhance user experience

Over the past two years, the company has been enhancing human resources processes through technology implementation across various stages.

We've integrated a chatbot into all available devices, including personal computers and mobile phones, allowing employees to perform a range of tasks that go from simple inquiries to transactions like requesting time off. This chatbot is customized to understand user preferences and reinforce Ternium’s culture of inclusion. Today, 95% of Ternium's employees use it an average of 5 times per month.

Additionally, we've introduced administrative tools aimed at streamlining bureaucracy. The UX supervisor tool oversees all functions related to work teams, including organizing shifts and replacements, managing break times and vacations, overseeing mandatory trainings (such as safety matters), and tracking completed or pending medical check-ups. This facilitates a more comprehensive leadership approach and features personalized visualization and an alert system, which collectively contribute to reducing supervisors' time spent on administrative tasks related to team management.

Furthermore, the company has implemented technology to improve safety. Pilot tests are being conducted on the
73%
OF WORKERS
COVERED BY COLLECTIVE
AGREEMENTS

use of biometrics for access controls, ensuring only trained personnel have access to high-risk areas. We have also implemented time tracking; when a person reaches the limit, their credential is blocked for their safety.

We are also focused on leveraging People Analytics to extract valuable insights from Human Resources data. Through advanced analytics techniques and technology, we analyze information on employee performance, engagement and development, enabling data-driven decisions and optimizing human resources strategies. This includes identifying productivity drivers, addressing skill gaps, and predicting future workforce needs. Ultimately, our aim is to maximize human capital potential and drive greater success and growth by harnessing the power of human capital intelligence.

Improving Working Conditions for a Better Life

Ternium ensures compliance with all labor requirements in the countries where it operates. This includes issues such as the number of hours worked, paid vacations, and compensations above legally established levels. Other rights, such as freedom of association, are recognized and respected by the company, with 73% of employees covered by some form of collective bargaining agreement.

Additionally, the company establishes a series of benefits to support the development of its employees in their personal lives, depending on their performance and the resources availability of each local business unit:

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	73

■ Discounts for purchasing goods: Depending on the type of market served and the established commercial relationships in each country, the company has built a network of suppliers and customers offering various goods at more favorable conditions than the market, including appliances, automobiles, and energy installations such as solar panels.

■ Discounts at top-tier universities: The company believes that continuous improvement is built on education. In addition to internally developed programs, the company has established strategic partnerships with various universities in the countries where it operates to offer its employees financial benefits for undergraduate and graduate courses.

■ Access to healthcare systems: The company strives to
protect the health of its employees and their families.

In this regard, workers have access to private healthcare systems such as APSOT in Argentina, the Hospital Clínica Nova in Mexico, and sickness insurance coverage depending on the healthcare structure in each country of operation.

■ Work flexibility: The company implemented a flexible working program that includes a general hybrid work scheme of four days at the office and one day from home for salaried employees, and two days at the office and three days from home for new parents during the first year after birth. There is also the possibility to adjust entry and exit times within a three-hour window. To support this flexible working scheme, we have made improvements to our facilities and created open, collaborative spaces. Meeting rooms have been enhanced with advanced audiovisual tools and certain physical barriers, including some offices, have been

RESPONSIBLE AUTONOMY	Ternium offers its employees a flexible working program that allows them to choose how to execute the tasks required to fulfill the objectives and achieve productivity.

74. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

OPEN DOORS PROGRAM BRINGING EMPLOYEES' FAMILIES CLOSER

The company strives to create a family-inclusive work environment. In this regard, from January to April 2024, the "Open Doors" program, which had been paused due to the pandemic, was resumed in Mexico. The program entails visits to various plants by direct family members of employees.

This cycle –which included visits to the Guerrero, Universidad and Pesquería facilities– brought together 360 children of the company’s employees. The event included recreational activities and visits to some of the production lines.

The intention is to bring the company closer to the families of the employees so that they understand what their parents do and the impact of the steel industry on society at large. It aims to educate through example and to promote industrial activity among the youth. In this way, children get to see their parents in their own working environment and witness the result of their efforts while they enjoy a day together as a family.

removed to facilitate team collaboration and a fluid workflow.

■ Access to recreational activities: The company organizes cultural and recreational activities in the various regions where it operates and offers benefits to access clubs, gyms, and institutions offering a wide range of activities. For more information on this topic, please refer to the Community chapter.

Development of training options to improve employees' skills

One of the main tools for implementing Ternium's training strategy is the Ternium University platform
(TU). It is an online platform that enables employees to choose from a wide range of in-house and external courses, and allows them to track their educational progress. In 2023, over 19,000 employees interacted with the Ternium University platform at least once and more than 14,000 enter every month. The tool has been well received by employees, with an average satisfaction rate of 4.3/5 points for the courses delivered.

The company continuously works to transform TU into a learning hub for ongoing consultation. To achieve this, it has established two initiatives:
_Weekly Learning Hour: a dedicated timeframe for the development of new skills, ensuring that salaried employees have specific time allocated for learning without disruptions or work obligations
_The Learning Week: an initiative that presents a selection of courses during a specific week of the year.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	75

4.3/5
EMPLOYEES' SATISFACTION RATE
OF TERNIUM
UNIVERSITY PLATFORM

19,990
EMPLOYEES
TRAINED THROUGH TERNIUM UNIVERSITY
ON SAFETY, ENVIRONMENT, ETHICS AND/OR
DIVERSITY AND INCLUSION (2023)

Employees are free to choose courses based on their career interests. It is structured around 4 pillars: inclusion and diversity, digital mindset, passion for the industry, and leadership.

Ternium also recognizes the importance of exchange and networking through in-person training. In that sense, the company developed training programs in collaboration with regional universities in the countries where it operates, focusing on specific tasks according to industrial needs. Some of these programs are:

■ Diploma in Engineering and Maintenance Management: Targeted at employees and managers in the maintenance area, this program aims to convey modern concepts and techniques to implement best practices. Developed in partnership with UDEM University in Monterrey, Mexico, it has a 14 month duration and involves over 70 participants per edition.
■ Diploma in Project Management: Based on the international
standard of the Project Management Institute, this program is oriented towards employees and managers with such functions in the engineering and operations areas. Developed by ITBA in Buenos Aires, Argentina, it has an 8 month duration and involves over 40 participants per edition.

■ Diploma in Engineering: Targeted at professionals in
engineering projects, this program focuses on strengthening knowledge for project execution in Ternium's areas, including topics such as materials, instrumentation and control adapted to processes, new technologies, predictive maintenance, civil engineering, and metal structures. Developed by UDEM University in Monterrey, Mexico, it has a 1 year duration and involves 30 participants per edition.

■ Certification/Program in Human Factors and Organizational
Safety: Aimed at employees and supervisors in EHS
tasks, this program offers tools on human and organizational aspects of safety that apply in their areas. Developed by the University of San Andrés and ICSI in Buenos Aires, Argentina, it has a 6 month duration and involves 35 participants per edition.

Furthermore, Ternium collaborates with other recognized universities to offer specialized second-cycle degrees in the field of the steel industry to its employees. For example, during 2023 two managers completed their Master's Degree in Metallurgy at the Sheffield University in England and one manager began his studies. In all cases, the master involved full dedication and leave benefits.

Regarding career development, the company developed a specific training path tailored according to the job categories:

■ Young professionals: The Global Trainee (GT) program
and Global Professional (GP) program are designed for those joining Ternium, and provide support for their growth and development over the initial four years. They offer customized training activities, both online and on-site, as well as networking opportunities. Participants are assigned to different areas to develop expertise in the desired fields. Networking activities include visits to industrial facilities across regions, group interviews with Ternium’s regional presidents and Executive Officers, and international assignments.

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A BOOST FOR MANAGERS	The High Impact Leadership Program (HILP) is organized jointly with the IE Business School to help managers improve their skills, also offering them an international certification.

■ Managers: Ternium's programs on management skills aim to deepen the company's competency model. They are tailored according to the career level and responsibilities:
_Supervisors and Shift Leader Development Program (PDLP): Directed to supervisors, it develops management skills for day-to-day operations.
_High Impact Leadership Program (HILP): This joint program between TU and IE Business School, based in Spain, lasts six months and includes an international certification.
_Development and Mentoring Program (PDM): It is designed for middle and senior managers with high potential. It focuses on external coaching, mentoring with top management, and an academic component with IE University. This program is currently under revision.

■ Senior directors and top-level management: The Global Leaders Executive Program is designed for top-level managers and is conducted in collaboration with Wharton Business School at the University of Pennsylvania. It addresses current challenges and trends in the corporate world and provides practical knowledge and skills directly applicable in the industry. This program was attended by more than 100 top-level managers, including members of the board.

Beyond formal education, the company has exchange programs between personnel from different countries with the aim of extending best practices to other company locations while giving participants the opportunity to learn about new cultures and enrich their professional expertise. To address these challenges, the company has expanded its training programs to cover

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	77

topics like effective communication and intercultural leadership.

Equal treatment in a diverse and inclusive environment

Over time, Ternium’s workforce has become increasingly diverse. Our employees represent 27 different nationalities, with Mexican, Argentine, Brazilian and Colombian citizens constituting the largest portion of the company's team.

Ternium is dedicated to being an equal opportunity employer, striving to create a working environment that recognizes and nurtures talent from diverse backgrounds, encompassing different genders, nationalities, generations, cultures, religions, and experiences.

Among the actions implemented to ensure equal treatment and foster inclusion and diversity, there are:

■ Bias-Free Selection: Ternium aims at creating a
transparent and merit-based system that allows all employees to have equal access to career advancement opportunities within the organization. During the recruitment process we use specialized software to ensure a fair assessment of candidates based solely on their cognitive and technical knowledge. Furthermore, for internal vacancies, we have an Opportunities Committee system. The vacancies are informed through e-mails and people are given a timeframe to apply. After gathering information and conducting a process of interviews, a committee of members from various departments, supported by the HR Talent sector, convenes to make a final decision.

■ Equal treatment conditions: The company has adapted its policies and procedures to ensure an equal treatment. As an example, the company grants extended maternity and paternity leave in countries where maternity leave is less than 120 days and paternity leave is less than 30 days. Additionally, we have a flexibility program where 3 days are worked from home and 2 days in the office from the return of the mother or primary caregiver until the child is one year old. These benefits apply to both heterosexual and same-sex couples.

■ Specific training activities: Ternium developed the Lean In Together initiative. This project aims to raise

TERNIUM UNIVERSITY SKILL ENHANCEMENT

The company is constantly exploring innovative approaches to enhance the skills of its employees and foster a collective understanding of key subjects throughout its various divisions.

Ternium University's platform includes a wide range of topics related with the company's sustainable development in the long run: health and safety, quality, research and development (R&D), environment, diversity, equity, and inclusion, and ethics.

Within the Ternium University platform, users have access to informative videos detailing the company's policies and procedures, along with courses covering regulations and international standards, as well as interactive training sessions where participants can exchange knowledge and share their ideas and experiences. Considering Ternium’s strong presence throughout the Americas, the materials are available in Spanish, Portuguese, and English.

99% OF THE EMPLOYEES RECEIVED TRAINING ON ENVIRONMENTAL TOPICS AT LEAST ONCE	98% OF THE EMPLOYEES RECEIVED TRAINING ON DIVERSITY AND INCLUSION TOPICS AT LEAST ONCE

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A WORKPLACE FOR EVERYONE INCREASING WOMEN'S PARTICIPATION

In 2021, Ternium embraced the United Nations' Women's Empowerment Principles (WEPs). The company aims to increase female participation in management positions in the long term. To achieve this, Ternium is focused on enhancing the participation of women at the young professional recruitment stage, providing support to female employees throughout maternity to help them balance personal and professional objectives, and promoting greater female representation at the Board level. In 2023, Ternium witnessed a 19% increase in female employees under 30 years old within its salaried cluster and a 21% increase in women in managerial positions compared to 2022. Additionally, as part of its commitment to the WEPs, Ternium encourages business practices that empower women throughout the steel industry value chain and the communities surrounding its facilities.

Some of the actions implemented to foster women’s participation and accompany them at every stage are:

Continued employment after pregnancy: The Maternity Mentoring program reduces the rate of female employees leaving the company after maternity leave, offering guidance in planning the transition. It is implemented in Mexico, Argentina, Brazil, and Guatemala.
Building a workplace that is compatible with motherhood: Ternium has installed lactation rooms in its main plants and offices, and is working on a comprehensive plan to adapt facilities with inclusion as a goal.
Financial support: The company has implemented a daycare assistance benefit currently available in Argentina and Mexico.
New appointments: In 2023, Ternium increased the number of female Board members to 25% with the intention of achieving greater representativeness and exemplifying success stories in the corporate world.

WOMEN'S PARTICIPATION SALARIED AND MANAGEMENT

EVOLUTION OF WOMEN PARTICIPATION SALARIED UNDER 30

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	79

CLEARING THE PATH FOR WOMEN	Ternium has launched several programs aimed at strengthening women's progression into managerial roles, taking actions to help them stay in the company after maternity leave.

awareness and foster discussions about important topics related to inclusion and diversity, including unconscious biases, sexual diversity, gender identity, and the relevance of intercultural and inclusive leadership. The Lean In Together circles provide a safe and open space for participants from diverse regions, genders, professional backgrounds, and expertise to freely express themselves and engage in thoughtful dialogues on these matters. In 2023, the sixth generation of Lean In circles was launched, with 374 participants that completed the program, including 27 company directors and expanding to all Ternium locations. Additionally, specific discussions on gender equality and generational interaction were reinforced, involving participants from previous stages of the program. Since the beginning of the program, 803 employees have completed it, including 45 directors (1201 participated in at least one event).

■ New ways to include people with special abilities:
Ternium's Labor Integration Program in Argentina
began in 1997 with the employment of a group of graduates from Vocational Training Centers in nearby communities, and it continues to this day. In Brazil, the company also operates a labor inclusion program for people with disabilities and organizes annual events and communications to search for candidates interested in working for the company. In 2023, there were 9 people with special needs from Argentina and 118 from Brazil in positions such as gardeners, administrative staff and internal communications analysts. These employees have different types of disabilities, such as motor disabilities, hearing impairments, visual impairments, intellectual disabilities and mixed disabilities.

■ Regional programs: In 2023, Ternium launched the Mentorship Program for Afro-descendant undergraduate students in Brazil, primarily targeting those in engineering. This program provides career support by pairing the students with Ternium leaders as mentors, fostering equity in the job market.

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KEEPING OUR PEOPLE UPDATED	Regional presidents hold quarterly meetings with employees to present industry news, market tendencies and Ternium's financial situation, among other issues.

Out of the 20 participants across two editions, 18 have joined Ternium and other companies as trainees. The program also achieved significant female participation (50% weighted average), addressing a historically vulnerable sector.

■ Support from consultant firms to achieve integration:
The company seeks assistance from specialized professionals in certain specific situations, such as gender transitions.

Ternium's commitment to diversity and inclusion has been recognized by the Human Rights Campaign Foundation (HRC), which named Ternium as one of the best places to work for the LGBTQ+ community in Mexico for the fourth time in 2023. This certification evaluates the company's commitment to equality, taking into account its actions, policies, and procedures concerning equity, gender identity, sexual orientation, and inclusion. In 2023, the company also received the recognition of HRC Argentina and HRC Brazil.
Performance Management

Every year, Ternium conducts a formal performance assessment process to evaluate the performance of its salaried employees and managers. The results influence various aspects, like career development, compensation, identification of training needs, and definition of measurable objectives for the following period.

The performance assessment process is integrated into the company’s human resources IT system, which tracks each employee's objectives using a comprehensive 360-degree approach. This alignment ensures transparency and fairness in assessing employees' work throughout the year. The process includes various input sources, such as self-assessment and client-supplier opinions. It also involves assessment committees and feedback meetings to communicate results and identify areas for improvement.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	81

Continuous communication

Ternium regularly organizes interactive engagement events to outline its strategy and gather employee feedback. CEO live talks, online town hall meetings, and Safe Hour meetings at the company’s facilities are some mechanisms used to connect with employees.

Moreover, Ternium conducts confidential surveys to gather feedback on the working experience and perception of the company’s management, leadership, and culture. These surveys monitor employee satisfaction and provide insights for continuous improvement. The latest survey was conducted in February 2024, with results and follow-up action plans expected to be developed throughout the year.

RISKS

Some of the risks associated with human resources management as well as Ternium's approach to each topic, are detailed below:

■ Talent attraction, retention, and engagement: It’s
key to build a robust talent pipeline, an appealing employment proposition and develop growth opportunities to sustain and inspire our workforce. To tackle this challenge, Ternium implements comprehensive talent attraction strategies, including university outreach and assessments nationwide (in Argentina), participation in job fairs and public events (in Mexico), and engagement with universities across its operational countries. Furthermore, in terms of retention, the company strives to provide competitive economic conditions, foster work-life balance, and encourage continuous employee development.

■ Conduct and culture: A hostile work environment
characterized by bullying, harassment, unsafe practices, or fraudulent behavior, all of which are incongruent with our corporate values, can severely tarnish the company's reputation and lead to costly legal consequences. Ternium addresses such issues by implementing specific procedures to detect, investigate,
A full approach to people’s management
Ternium carefully measures and monitors the risks associated with human resources management, taking preventive actions to mitigate them and ensure the company's long-term sustainability.

and appropriately sanction behaviors that violate the company's Code of Conduct.

■ Succession and key personnel risk: Inadequate succession planning and the risk of key talent loss can leave the company overly reliant on specific individuals, potentially resulting in significant disruptions if these individuals are unable to fulfill their roles. As part of its performance management process and annual evaluations, Ternium conducts a thorough analysis of succession plans.

■ Obsolete skills: Discrepancies in workforce skill sets
arising from rapid digitization and automation may hinder the achievement of business objectives. To remain at the forefront, Ternium offers numerous training programs, both internally and externally, overseen by Ternium University and the Talent Management team.

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KEY FIGURES

HEADCOUNT # OF EMPLOYEES

NATIONALITY OF TERNIUM'S EMPLOYEES %

HEADCOUNT BY AGE %

NATIONALITY OF TERNIUM'S MANAGERS %

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	83

HEADCOUNT BY GENDER %

PERFORMANCE AND CAREER DEVELOPMENT REVIEW % SALARIED AND MANAGEMENT EMPLOYEES

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HUMAN RIGHTS POLICY
Ternium is committed to conducting its operations in an ethical and transparent manner that is consistent with human rights principles, fostering and promoting respect for fundamental rights and the dignity of people.

Ternium is committed to acting in accordance with the Universal Declaration of Human Rights, the principles established in the Declaration of Fundamental Principles and Rights at Work of the International Labor Organization and the United Nations Global Compact, as well as all applicable human rights laws, rules and regulations in the jurisdictions where it carries out its activities.

Without limitation, Ternium adheres to the following principles:
– Respect for freedom and human dignity.
– Prohibition of child labor, forced or compulsory labor, slavery and servitude.
– Prohibition of cruel, inhuman or degrading treatment or punishment.
– Promotion of safe and healthy working conditions, in accordance with our Occupational Health and Safety Policy.
– Respect for labor rights established in local laws, including freedom of association and collective bargaining.
– Promotion of diversity and prohibition of all types of discrimination or harassment, based on race, gender, sexual orientation, religion, nationality or ethnic origin, age, political beliefs, physical characteristics or other conditions or causes identified and prohibited in our Privacy Policy. Diversity and Harassment-Free Work Environment and in applicable legal standards and international conventions.
– Promoting the development of the company's employees, offering training and education opportunities.

In the event that the national legislation and regulations applicable to Ternium's different operations differ from the principles and commitments contemplated in this Policy, Ternium will consider the applicable provisions that are more strict and rigorous.

Ternium values and respects the cultures and traditions of the communities in which it operates and actively works to consider the health, safety, environment , human rights and economic well-being of these communities in all of its operations.

Ternium recognizes that understanding and commitment to human rights are fundamental to corporate culture. For this reason, this Policy must be properly disseminated internally and be available for consultation on the company's official communication channels. Ternium is committed to collaborating so that its employees understand and act in accordance with the principles and values of this Policy, and encourages them to request advice from the Human Resources Department, Internal Audit or the Legal Service on how to interpret and apply it in certain situations.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	85

This Policy applies to Ternium, its Subsidiaries, companies and third-party associations controlled by Ternium, as well as all of their respective directors, officers and employees.

Furthermore, Ternium expects all members of its supply chain to share Ternium's values and principles regarding labor, human rights and community relations. These factors will be considered at the time of contracting, as established in the Sustainable Supply Policy and the Ternium Supplier Code of Conduct.

Ternium will not tolerate any behavior that is not consistent with the principles and values reflected in this Policy, whether on the part of its own employees, its suppliers or third parties that collaborate with the company.

Ternium encourages the use of the Transparent Line to report any possible violation or violation of this Policy and is committed to investigating and effectively addressing complaints received.

September 2023

Máximo Vedoya Chief Executive Officer

(*) For the purposes of this Policy, “Subsidiary” means any entity in which Ternium SA owns, directly or indirectly, more than 50% of the shares with voting rights and “control” means the possession, directly or indirectly, of the sufficient power to approve or impose the application of principles and provisions similar to those contained in this Policy.

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HELPING OUR COMMUNITIES THRIVE

SUSTAINABLE DEVELOPMENT GOALS

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	87

	GOALS & ACTIONS	KPIs
GOALS

▪Improve education at all levels in our immediate and broader communities, with focus on technical education
▪Encourage creativity and innovation through culture
▪Preserve and promote our community's identity and heritage through cultural initiatives
▪Procure ongoing support in times of crisis, by addressing the community´s needs in areas such as health, education, and humanitarian aid
▪Support local healthcare institutions and extend medical assistance to the communities whenever possible
$19 MILLION SPENT IN COMMUNITY PROGRAMS

87% OF COMMUNITY BUDGET ALLOCATED TO EDUCATION

ACTIONS
▪Construction and operation of a technical school in Pesquería, Mexico and launch of a project in Santa Cruz, Brazil
▪Improvement of public technical schools' facilities along with the incorporation of advanced technology and tools such as computers, laboratory equipment and robotics
▪Reinforcement of technical high school's content, including math, certified training, and technical internships and projects
▪Implementation of STEM education programs in primary schools
▪Grant of financial awards for academic performance for high school, undergraduate, and PhD students
▪Organization of cultural events, including photography exhibitions, music events, and Latin American film festivals
▪Management of medical facilities in Mexico (NOVA Hospital), implementation of vaccination campaigns tailored to local needs, and promotion of a healthy lifestyle
13,367 BENEFICIARIES OF EDUCATIONAL PROGRAMS

1,488 PARTICIPANTS OF VOLUNTEER PROGRAMS

Note: Figures do not include Usiminas

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OUR INDUSTRIAL PROJECT IS ANCHORED IN THE COMMUNITY´S DEVELOPMENT

At Ternium, we believe our industrial project can only succeed if the communities where we operate grow alongside us.

We aim for inclusive growth and development in the communities where we work and live, promoting a culture that rewards merit and encourages both academic and personal effort.

GOVERNANCE

Ternium's community programs are developed in collaboration with the Techint Group, aiming to create an international network of support and development across all affiliated companies. For more information on the Techint Group’s Community Relations activities, please refer to its webpage https://www.techintgroup.com/en/community-relations.

Within Ternium there are regional Community Relations teams responsible for implementing community programs in their respective regions and leading the relationship with the community stakeholders.

OUR STRUCTURE COMMUNITY RELATIONS GOVERNANCE

BOARD OF DIRECTORS

CHIEF EXECUTIVE OFFICER (CEO)

COMMUNITY RELATIONS TERNIUM

MEETINGS

At least once a year

PARTICIPANTS

- Community Relations local teams
- Communication teams
- Regional Presidents

Coordinated with Community Relations from Techint Group

ACTIVITIES

- Implementation of local programs and progress evaluation
- ·Review of program performance and results sharing
- ·Leadership in community relations
- Organization of local activities to enhance community engagement
- Assessment of local community needs and development of action plans

CRITICAL RISKS COMMITTEE (CRC)

MEETINGS

At least three times a year

PARTICIPANTS

The composition of the Critical Risks Committee (CRC) is described on page 129 of this Report

ACTIVITIES

- Identification and assessment of risks
- Follow up of mitigation and action plans
- Presentation of critical risks report to the Board of Directors (once a year)

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	89

STRATEGY AND PERFORMANCE 2023

Ternium's community relations strategy is centered around six key themes: the Roberto Rocca educational programs, art and culture, volunteers in action program, sports and fitness activities, health and social welfare initiatives, and environmental and sustainable development. The extent to which these initiatives are implemented depends on an assessment of the specific needs of each community.

During 2023, the company spent $19.2 million on community programs, primarily in education ($16.9 million), while La Fondazione Fratelli Agostino Enrico Rocca contributed with $4.0 million for the construction of the Roberto Rocca Technical School in Santa Cruz, Brazil.

Roberto Rocca Educational Programs

The Roberto Rocca Educational Programs cover the entire school cycle, from elementary to post-graduate, helping children and youngsters fulfill their potential and become active contributors to society. These programs strongly emphasize technical skills and innovation, with a specific focus on developing STEM skills (Science, Technology, Engineering, and Mathematics), socio-emotional skills, and literacy in children and youth.

There are four educational programs named after Roberto Rocca: Technical Schools (ETRR), Technical Gene, After School Program, and Scholarships.

Roberto Rocca Technical Schools (ETRRs)
The Roberto Rocca Technical Schools (ETRRs) are a network of technical schools within the Techint Group created with a long-term vision of providing advanced technical education in communities near the companies' production facilities. Ternium built its first ETRR in 2016 in the city of Pesquería, in the State of Nuevo León, Mexico, with an investment of $32.6 million and a capacity for 406 students. The ETRR aims to enhance the abilities of young people in the region, promote employability in industrial activities, and facilitate social mobility. Currently, it has expanded its lay-out to offer technical education and special courses to over 1,968 people from the Pesquería community at large.
Key educational presence
The Roberto Rocca Technical School in Pesquería was recognized in Mexico's 4th Voluntary National Report 2024 on the 2030 Agenda for Sustainable Development.

The Pesquería ETRR covers high school education from the ages of 15 to 18 and all students receive financial assistance based on their individual needs. Since its opening, 602 young people have graduated with the title of electromechanical technician or mechatronics technician and 83% of them are either working or continuing their studies. Some graduated students were also beneficiaries of the Roberto Rocca University Scholarship program to further their education. In 2023, 22 graduates received the scholarship.

The ETRR's educational model is based on the High-Tech High Schools in California (United States) and the PBL Works organization, with a strong focus on STEM. One of the key components of the project-based learning methodology is the presentation of STEM projects at student science fairs. In 2023, ETRR students presented 225 STEM projects. Among them was a conveyor belt for efficiently distributing grains in an automated production line, which participated in the America's Mobility of the Future event. Additionally, two projects were presented at the Mexican Science and Engineering Fair: a propeller prototype for an energy generator designed for communities that need access to energy

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sources, and another proposing the application of STEM methodologies from early childhood.

The ETRR is also a certification center for SolidWorks and FESTO in Nuevo León, Mexico. SolidWorks is a type of computer-aided design (CAD) software widely used for creating 3D models of products, and FESTO is a company that specializes in manufacturing automation technology and provides technical educational solutions on a global scale. During 2023, 136 students were certified in SolidWorks and FESTO.

The ETRR also places a strong emphasis on providing continuous learning opportunities for teachers. In line with this commitment, from July 2022 to June 2023 it provided more than 1,560 hours of training to ETRR's teachers and staff. Additionally, four teachers from Pesquería travelled to San Diego, USA, to receive training in Deeper Learning at High Tech High, where they delved into the impact of neuroscience in education and the importance of creativity for projects.

The ETRR's high completion rate (94%) reflects the institution's commitment to improve technical education and student engagement. In addition, the quality of education becomes evident in local assessments. In the Nuevo León Aprende test, conducted by the Secretary of Education and the Tecnológico de Monterrey university across all public and private schools, the ETRR stood out. In the private institutions category, the school achieved the best results in the areas of Communication (+8 points), Mathematics (+14 points), and Sciences (+7 points) across the different municipalities of the Monterrey metropolitan area.

To ensure continuous improvement, the school regularly seeks feedback from students, parents, teachers, and staff via surveys. The 2023 survey had an average

PAVING THE WAY TO THE LABOR MARKET Through the ETRR and the Roberto Rocca Technical Gene program, Ternium provides training and internships to young graduates.	x
357 STUDENTS IN INTERNSHIPS AT TERNIUM AND OTHER COMPANIES IN MEXICO, BRAZIL AND ARGENTINA

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	91

positive rating of 87%. The results serve to develop future action plans and continue to elevate the school's standards.

The ETRR also acts as a bridge between students and the industry, helping them transition into the job market by teaching them how to solve real problems under expert supervision. In 2023, a total of 108 final-year students participated in industrial internships at 11 companies.

During 2023, the school continued offering activities to the broader community, such as math support for middle school children, organizing the School for Parents program to address educational challenges faced by children, and conducting training sessions for Ternium’s employees.

The company is currently building its second Roberto Rocca Technical School in Santa Cruz, Brazil with a capacity for 576 students and a specialization in Mechatronics or Electromechanics. During 2023, Ternium spent $7.5 million and another $4.0 million were donated by La Fondazione Fratelli Agostino Enrico Rocca. Activities are expected to commence in 2025.

Roberto Rocca Technical Gene program
The Roberto Rocca Technical Gene program supports public technical schools in bridging the gap between the education of young graduates and industry requirements. The company provides training in Industry 4.0 skills, facilitates internships and projects, and modernizes school equipment and infrastructure, leveraging the knowledge and experience developed in the Roberto Rocca Technical School program.

EDUCATIONAL ACHIEVEMENTS HIGH RECOGNITION AT NATIONAL AND INTERNATIONAL LEVELS

Students from the ETRR in Pesquería, Mexico, present projects annually in science fairs and technological endeavors both in Mexico and abroad.

During 2023, they secured the first place in the Earth Sciences category at the national Mexican Science and Engineering Fair. At ExpoCiencias, the "Mathematics Outreach Workshop" project achieved the first place at the state level, while another project focused on rainwater harvesting reached the national level. In the 2023 Makerthon, the project "In Cook," aimed at reducing the production cost of utensils for individuals with cerebral palsy, won the first place. One student who participated in the National Student Prize competition was selected for one of the 50 national university scholarships offered by the STEM Movement, while another student was awarded the "Formar para Transformar" scholarship by the University of Monterrey.

The robotics club's students were honored with the Rookie All-Star award at the FIRST Robotics Competition, winning a place at the World Championship in Houston, Texas, where they also received the Rookie Inspiration Award in the Johnson Division.

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“ Our industrial projects are only possible with the support of the communities we are part of. At the heart of these efforts are technical education programs, which we believe are essential for personal development, social mobility, and fostering local economic growth.”

ERIKA BIENEK COMMUNITY RELATIONS GLOBAL DIRECTOR, TECHINT GROUP

During 2023, Ternium provided infrastructure upgrades and equipment to three public technical schools in San Nicolás, Argentina and Palmar de Varela, Colombia, improving the learning conditions of 2,901 students.

Regarding training, 1,241 attendees completed technical trainings on robotics, 3D printing, electrical circuits, industrial processes, industry 4.0 and the certification developed in partnership with FESTO.

In addition, we continued to organize the Technical Gene Makers activity to inspire innovation and creativity among students. In 2023 there were editions in Pesquería (Mexico), San Nicolás (Argentina) and for the first time in Santa Cruz (Brazil). The students presented technical projects to apply their knowledge and solve real-world problems. In San Nicolás, they showcased NicotinGlow, a paint made from components commonly found in cigarette butts; RFID stickers that enable the monitoring of personal protective equipment usage through an application; and Vision Tech, a fanny pack equipped with sensors for visually impaired individuals. In Pesquería, they presented a water meter capable of detecting contamination levels and a system for measuring the duration and number of people traveling on public transportation.

Efforts were also made to improve the training program in mathematics. During 2023, there were 10 mathematics courses for teachers and students of technical high schools, covering the priority content of the curricula with an applied approach. The content included seven mathematical perspectives: Algebraic, Stochastic, Geometric, Modeling, Proportional, Variational and Visualization. The aim was to integrate applied mathematics into students' lives. Training sessions were conducted for 31 educators participating in the program across four communities. These educators implemented the tools in their classrooms, reaching 981 students.

The professional internship program in nearby companies provides students with the chance to gain valuable real-world experience. During 2023, 249 students from Monterrey (Mexico), Santa Cruz (Brazil), Ramallo and San Nicolás (Argentina) participated in internships organized by the Roberto Rocca Technical Gene program.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	93

Roberto
Rocca
Programas
Educativos
Día de la Educación
Escuela Técnica
Roberto Rocca

SUPPORTING EXCELLENCE	The Roberto Rocca Scholarships program promotes academic commitment among high-school students from the communities where Ternium operates.

Roberto Rocca After School program
The Roberto Rocca After School program is a non-formal education initiative that focuses on STEM and Art to improve the development and enhance the basic literacy and socio-emotional skills of children and young people aged 6 to 15. The program is held at schools after regular hours, and has an experiential learning approach to STEM content. It encourages children to commit to their long-term development by offering activities that foster their interest in these subjects.

In 2023, we launched the After School program for high schools in Monterrey (Mexico) and in Santa Cruz (Brazil). The program benefited a total of 550 students from high schools in vulnerable contexts.
Twenty-seven of the participants in Monterrey later enrolled in the Roberto Rocca Technical School in Pesquería. In the ETRR's admission process, their grades were 10% higher than their peers from the same schools who did not participate in the program.

With the aim of enriching the connection between technical education and industrial culture, After School students from Monterrey participated in Open Student Project exhibitions held at the Roberto Rocca Technical School in Pesquería. In San Nicolás, sixth-grade students visited a technical school and engaged in voluntary activities, carpentry, and robotics. Additionally, in Monterrey (Mexico) and Ramallo (Argentina), children received visits from specialists who gave talks on safety, environment, and accident prevention.

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As part of the program, sixth-grade students take the College Board exams, which assess their mathematics and Spanish language skills to gauge their readiness to face the challenges of high school. Students from Monterrey (Mexico) and Ramallo (Argentina) participated in these exams.

In Ramallo, these tests have been implemented since late 2021. At this site, there is a consistent upward trend in Mathematics results (+4 points compared to 2022 and +6 compared to 2021). In Language, while the average score has decreased by 2 points compared to 2022, there is still a noticeable improvement of +8 points when compared to 2021.

Additionally, in 2023 the test designed by Harvard University's PEAR Institute was implemented to measure changes in STEM and 21st-century skills and attitudes. The results show the positive effects of the program: 86% of the students feel that, throughout their participation in the program, they experienced positive changes in their perseverance, 91% in their critical thinking and 85% in their interest in STEM careers.

Roberto Rocca Scholarships
The Roberto Rocca Scholarships program was launched in Argentina in 1976 with the aim of promoting academic excellence and commitment among high-school students living in Ternium´s communities. The program was later expanded in 2005 to include undergraduate and graduate students, with a focus on encouraging the study of applied science and engineering. In addition to academic excellence, the program also takes into consideration the socioeconomic situation of the students' families when assessing their eligibility for scholarships. This

15°
DÉCIMO QUINTO
FESTIVAL TERNIUM
DE CINE LATINOAMERICANO
Ternium
PROA
Paramount+
SAN NICOLÁS
Desarrollo Cultural
CONARTE
NUEVO

MOVIES FOR OUR LOCAL COMMUNITIES	Film festivals are organized for audiences from Argentina, Colombia, the United States, Mexico and Uruguay. The films are selected by the PROA Foundation.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	95

approach reflects the company's commitment to promoting equal opportunities and recognizes the crucial role of education in facilitating upward social mobility.

In 2023, the program awarded a total of 1,413 scholarships, a quantity 19% higher than in 2022. This underscores the program's continuous efforts to support talented students at different stages of their academic journey and to create opportunities for them to achieve their full potential.

Art and culture programs

For Ternium, art and culture serve as a source of innovation and provide the means for celebrating diversity and exploring the complexities of the human experience. In 2023, the company invested $1.7 million in cultural activities, including music festivals, film festivals and art exhibitions.

The company is a partner of the PROA Foundation in Argentina, an institution dedicated to art exhibitions. In 2023, four Film Festivals were organized, engaging 6,507 attendees from Argentina and Mexico, who enjoyed films selected by the PROA Foundation. Additionally, we continued with the Photographic Archives, which collect and preserve photographic archives in Argentina, Brazil, Colombia, Mexico, and Uruguay. These archives are made available to the communities by social media, exhibitions and outdoor shows, as well as fairs.

Regarding festivals and music, in 2023, the community of San Nicolás (Argentina) enjoyed one of Giuseppe Verdi's most renowned operas. It was a grand musical display featuring an orchestra, a choir, and soloists organized by Ternium in collaboration with the PROA Foundation and the Rumbo Cultural Association. Once again, it served a charitable purpose, as the proceeds from the tickets were allocated to the Rotary Club for the renovation of its headquarters.
Arts and culture for our people
Ternium invested $ 1.7 million
in cultural activities in 2023 to celebrate diversity and identity in the communities where it operates.

Volunteers in Action program

The Volunteers in Action program is a special effort in which Ternium’s employees team up with local communities to improve the infrastructure of nearby schools. The goal is to make a lasting impact by refreshing learning spaces, updating furniture, painting and improving shared areas. During these days of solidarity, Ternium's volunteers work alongside teachers, students, and community members who generously donate their time to improve the schools. This program shows how coming together can create positive change for everyone.

In 2023, 1,488 volunteers from Ternium worked to transform 12 schools in Argentina, Brazil, Colombia, Guatemala, Mexico, and Uruguay. Improvements were made to classrooms, laboratories, dining areas, playgrounds and, in many cases, furniture was replaced, benefiting 3,854 people.

96. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

1,488
VOLUNTEERS
TRANSFORMED TWELVE
SCHOOLS IN ARGENTINA

3,854
STUDENTS
BENEFITED FROM THE
VOLUNTEER PROGRAM

Sports and fitness for a healthy lifestyle

As part of its commitment to promoting a healthy lifestyle, Ternium has a tradition of organizing the annual 10K Ternium race in the communities surrounding its facilities. In 2023, this event took place in San Nicolás (Argentina), Monterrey (Mexico), and Rio de Janeiro (Brazil), attracting the enthusiastic participation of over 10,700 people. The funds raised in the race, which reached $237 thousand, were donated to local charitable institutions.

In Argentina, Ternium also organizes sports tournaments with local high schools. In the 29th edition, more than 10,000 students participated in sports events such as beach handball, volleyball, soccer, athletics, and 3x3 basketball. The 87 participating schools received donations of sports equipment to support their physical education classes. A total of 3,324 items were distributed, including goals, bats, balls for various sports, nets, sets of jerseys, javelins and hoops, which are essential for the proper development of physical education classes in each institution.

Health and social welfare

In Monterrey, Mexico, Ternium provides medical services to its employees and their families through Hospital Clínica Nova. The clinic offers a range of services, including preventive medicine, primary care, specialties, emergency care, hospitalization, and diagnostic and treatment support.

During 2023, there were several improvements in medical services:
■ Women's Clinic: Launched to provide comprehensive
care for women's health issues.
■ Metabolic Clinic: Established for managing chronic
diseases like diabetes, overweight, and obesity.
■ Pediatric Clinic: Opened to serve 13,000 children and
teenagers, featuring seven outpatient modules, a lactation room, a waiting area, and a neurodevelopmental section.
■ Enhanced Children's Services: The hospital is designing a
Neurodevelopmental Program for early intervention of children with motor or language delays, along with support for parents.
■ Preventive and Personalized Medicine Service: Remodeled
and equipped with new technology for better patient care.
■ Imaging Services Upgrade: With new technology for
mammography, X-rays, tomography, fluoroscopy, ultrasonography, and densitometry, Ternium enhanced diagnostic support, allowing certain studies that were previously done in third-party fertility institutions to be performed in the hospital.

The hospital also participates in medical investigations. Since the COVID outbreak, Hospital Clínica Nova has been collaborating with Hospital San Francisco Xavier

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	97

ACTIVITIES FOR A HEALTHY LIFESTYLE	The annual 10K Marathon is one of the events organized by Ternium to promote sports and fitness in the communities where it operates, which also include high-school tournaments.

in Brazil to evaluate the efficacy of six COVID-19 vaccines over six months and in 2023 they published a paper on the topic.

The hospital is actively involved in medical education initiatives. It recently became the host site for the first cycle of the Geriatrics Specialty Program as part of the Medical Residency Program accredited by the University of Monterrey (UDEM). This collaboration entails UDEM providing training at NOVA facilities for residents, with the university overseeing the academic content and validating and authorizing the entire operational program in compliance with its guidelines and those of the State Health Secretariat. Additionally, the State Health Secretariat granted approval for the opening of the Clinical Care Quality Specialty Program, allocating a position for the academic cycle 2024-2025.

The company also operates Clínica Aquila, providing primary medical care to the community of Aquila and the surrounding mining areas in the state of Michoacán. This center offers free nursing and dental services for the inhabitants of Aquila and its surrounding areas. Additionally, it handles emergencies and has an ambulance service, ensuring urgent transfers to specialized medical units in the state of Colima when needed.

98. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

RECOGNITIONS ONE OF THE BEST HOSPITALS IN MEXICO

The Mexican Health Foundation (Funsalud), together with the Blutitude consultancy and Grupo Expansión (the most important business magazine in Mexico), published the ranking of "The Best Private Hospitals in Mexico 2023." This ranking evaluates the 500 most important private hospitals in the country, considering aspects such as the use of technology, processes and outcomes, human talent and perception.

Hospital Clínica Nova participated for the second year and achieved the second place in the category of the best small and medium-sized hospitals in the country. As part of the process, 15 medical specialties were evaluated, with the highest score achieved in Emergency Medicine.

70.86 OVERALL SCORE IN THE RANKING OF BEST HOSPITALS IN MEXICO	2nd PLACE IN CATEGORY SMALL AND MEDIUM-SIZED PRIVATE HOSPITAL

In June 2023, more than 100 people attended the Dental Health Fair in Alzada, Colima, where they received free basic dental care and participated in various oral health talks aimed at all family members. These talks covered topics such as the importance of proper brushing techniques and oral care, as well as the prevention of major dental emergencies. Held at the Venustiano Carranza Primary School, the fair also included sports and recreational activities for children, as well as the participation of a storyteller to inaugurate the event, contributing to the enrichment of oral health culture in the community.

Environment and Sustainable Development

As part of its community programs, the company undertakes various initiatives to improve the life quality and raise awareness about the environment and responsible use of natural resources.

In collaboration with the Isla Urbana association, Ternium implemented the "Escuelas de Lluvia" program in 2023, promoting rainwater harvesting as a solution to water scarcity in one of the Mexican states where it operates. This initiative brings rainwater harvesting systems to schools and households in communities facing water supply challenges. The system utilizes equipment to capture and purify rainwater, providing potable water for up to six months. To engage the school community, technical training on the system's use and proper maintenance was also provided, promoting water self-sufficiency. In addition to providing access to this resource, the project fosters greater awareness of its importance.

In Monterrey, near the Churubusco plant, efforts are underway to transform an area of 19,375 square feet into a space for the local community. This transformation, in partnership with the Placemaking Mexico Foundation and the Green Pact for Monterrey, involves sidewalk restoration, green areas, a communal gathering space, bus stop improvements, and remodeling of two stormwater drains. Artistic and cultural components, such as murals, are also included.

Additionally, neighborhood committees have been established to facilitate ongoing communication between residents and Ternium, ensuring that their concerns are addressed effectively.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	99

The company dedicates significant efforts to reforestation and the conservation of native species in Mexico. Since 2009, Ternium has been an active collaborator in the Chipinque Ecological Park, contributing with over $ 500 thousand to various conservation projects of this natural reserve. In September 2023, we signed an agreement with the park to allocate approximately $50 thousand annually for five years for the reforestation of more than 4400 acres and other activities such as controlling invasive species and promoting sustainable mobility.

Also in 2023, we strengthened our commitment and expanded our partnerships aimed at the conservation of the Cumbres National Park in Nuevo León. To achieve this, we joined the "Alliance for the Reforestation of the Sierra de Santiago" program by the UANL Faculty of Forestry Sciences, in collaboration with various state companies. The collective commitment is to invest $130 thousand pesos between 2023 and 2028 for the reforestation of Sierra de Santiago, Nuevo León, with the goal of restoring over 1400 acres affected by forest fires in 2021 and 2022.

RISKS

Difficulties in relationship with local communities may adversely affect Ternium’s mining activities and results of operations, and increasing violence and crime in Mexico could result in temporary or even permanent shut down of Ternium’s Mexican mining operations.

Communities or individuals living or owning land near areas where Ternium operates may take actions to oppose and interfere with its mining activities. Even

SPORT ACTIVITIES IN MEXICO	The NOVA Club, located a few blocks from the Guerrero and Universidad facilities in Monterrey, is a sports complex for Ternium employees and their families.

100. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

UN MILLÓN DE ÁRBOLES RECIBIRÁN NUESTRO CUIDADO EN NUEVO LEÓN.
Compromiso Ambiental

PLANTING TREES IN MEXICO	Ternium joined the "Alliance for the Reforestation of the Sierra de Santiago". The collective donation will be 2.5 million pesos for the reforestation of this municipality in Nuevo León.

if a community has an agreement in place with Ternium, internal disputes within that community could result in blockades to disrupt our operations or iron ore transportation, or legal proceedings to suspend mining activity. Although we make significant efforts to maintain good relationships with such communities, actions taken by them (or by interest groups within those communities), including requesting the government to revoke or cancel concessions or environmental or other permits, may hamper our ability to conduct mining activities as planned, prevent us from fulfilling agreements reached with the government, or significantly increase the cost of exploring and/or exploiting the mines, thereby adversely affecting our business and results of operations.

Required governmental concessions could be subject to prior consultation with native communities in Mexico or local communities in Brazil, changes or termination, permits and rights of use and occupancy could be difficult to obtain or maintain and taxes or royalties applicable to the mining industry could increase, all of which could adversely affect Ternium’s mining activities and operating costs.

Mining activities are subject to specific regulations and depend on concessions and authorizations granted by governmental authorities. Increased government intervention or amendments to applicable laws and regulations as well as claims or legal actions from native or local communities or other third parties, may alter the terms pursuant to which mining companies are required to pursue exploration, mining and ore processing activities. Selected mining technologies, new taxes and/or royalties may be imposed on mining activities, leading to unexpected capital expenditures and higher costs.

For more information on community-related risks, please refer to Ternium’s 20F.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	101

KEY FIGURES

INVESTMENTS IN COMMUNITY PROGRAMS $ MILLION

TECHNICAL GENE PROGRAM # OF PARTICIPANTS

(*) The Technical Gene program and the Volunteer program operate in public technical schools, which were affected by the COVID-19 pandemic.

ROBERTO ROCCA SCHOLARSHIPS PROGRAM # OF SCHOLARSHIPS

VOLUNTEERING PROGRAM # OF PARTICIPANTS

102. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

STRENGTHENING OUR COMMERCIAL POSITION AND THE VALUE CHAIN

SUSTAINABLE DEVELOPMENT GOALS

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	103

	GOALS & ACTIONS	2023 KPIs
GOALS

▪Enhance Ternium´s competitiveness:
_ Have a full-range product offering
_ Achieve operational excellence
_ Develop differentiated commercial services and a strong distribution network
▪Develop Ternium’s value chain (ProPymes Program):
_ Achieve improved competitiveness, focusing on productivity
_ Promote efficient import substitution
_ Enhance the export capacity of these SMEs
_ Encourage investments in increasing production capacity and acquiring capital goods
_Support the sustainable development of SMEs
▪Achieve a sustainable procurement network
$1.1 BILLION IN CAPITAL EXPENDITURES

$15 MILLION INVESTED IN PRODUCT RESEARCH AND DEVELOPMENT

2,169 SMEs IN THE PROPYMES PROGRAM

ACTIONS
▪Integration of Ternium's industrial system
▪Development of new products
▪Improvement of commercial services and expansion of the distribution network
▪Investments in R&D capabilities and participation in external industrial projects
▪Incorporation of SMART technologies throughout our production process
▪Development and expansion of the ProPymes program:
_Collaboration in the execution of industrial and product quality projects
_Development of training courses tailored to the needs of SMEs in collaboration with local institutions
_Grant of financial assistance for technological improvements and collaboration in the link between the financial sector and SMEs
_Collaboration in identifying business opportunities and expanding end-markets for SMEs
_Fostering of collaborative networks among industrial and regional authorities
_Development of a specific agenda focused on sustainability topics and knowledge exchange

▪Implementation of sustainable procurement practices

18 TRAINING HOURS PER PERSON A YEAR ON AVERAGE

60 TECHNICAL SCHOOL SPONSORED THROUGH PROPYMES "TECHNICAL GENE" ACTION

Note: Figures do not include Usiminas

104. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

STRONG PRESENCE IN THE AMERICAS

Ternium is a top steel producer in the Americas. The company supplies advanced steel products to various manufacturing industries and the construction sector. Its growth strategy is based on organic investments and acquisitions, consolidating regional markets by seeking import substitution and expanding its commercial presence, while improving customer service.

In July 2023, the company increased its stake in Usiminas, a major flat steel manufacturer in Brazil. A new shareholders’ agreement was entered into as a result of the transaction, pursuant to which the T/T
Group (formed by Ternium Investments, Ternium
Argentina and Tenaris’ subsidiary Confab Industrial)
has the right to nominate a majority of the members
of Usiminas’ Board of Directors, the CEO and four
other members of Usiminas’ Board of Officers.

The company is currently executing a plan for increasing upstream and downstream capacity at its

Pesquería Industrial Center in Mexico. The project includes a DRI-EAF slab making facility, a push-pull pickling line, a cold rolling mill, a hot-dip galvanizing line and several finishing lines. This will help the company consolidate its presence by increasing the offering of high-end steels to industrial sectors like automotive and comply with future USMCA rules of origin. These projects are expected to start up between 2024 and 2026.

As its presence grows, the company invests significant resources in building a resilient value chain that includes customers and suppliers of all sizes and in all locations.

Enhancing Customer Engagement Strategies

We believe Ternium has built competitive advantages in its main steel markets. Our industrial presence and network of distribution centers and commercial offices

INFRASTRUCTURE DEVELOPMENT TERNIUM STEEL IN BOGOTA'S FIRST METRO LINE

Bogota’s first metro line is a major infrastructure project of the Colombian city. The construction will require approximately 250,000 tons of steel, with Ternium being one of the main suppliers. The total cost of the project is estimated at around $3.2 billion (12 trillion Colombian pesos), and is scheduled to begin operations in March 2028.
Designed to significantly enhance the city's public transportation system, this ambitious project will cover a total distance of 24 km with 16 stations. Ten of these stations will directly integrate with the rapid bus transit system, TransMilenio, distributed along this corridor, forming a robust transportation network for the city. Passengers will be able to complete the journey in just 27 minutes, collectively saving an estimated 310,000 hours each day.

The initial operation will deploy 30 trains. Additionally, the project will involve the creation and renovation of public spaces, further enhancing urban infrastructure.
The project is expected to generate other benefits, such as creating job positions, improving road safety and promoting the city’s economy. This electrically powered system will also reduce the CO2 emissions of the local transport system.

24 KILOMETERS OF COVERAGE	250 THOUSAND TONS OF STEEL FOR THE METRO LINE	$3.2 BILLION ANNOUNCED INVESTMENT

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	105

improve our ability to offer differentiated logistics and stock management services. In addition, our integrated connectivity platform covering the entire customer relationship process enables Ternium to provide a better and faster response to customer needs.

As part of its customer retention strategy, the company regularly assesses customer satisfaction through customer surveys in its main markets. The last survey was conducted in late 2023 and the beginning of 2024. Customer satisfaction rates improved to 85% in Mexico compared to 83% in 2022, and stood at 84% in
Argentina and 93% in Colombia, based on a sample that represented more than 70% of the company's shipments in each market.
In this last survey, the company evaluated aspects related to sales services, technical services, product quality, development of new products, delivery services and credit and collections. Additionally, the customers’
CEOs were invited to perform an evaluation. The aim was to get a global vision of Ternium’s performance, and the results indicated a positive evolution.

Innovating to Develop New Products

Research and development activities are focused on the expansion of our offerings of advanced steel products, on partnering with customers in the design of manufactured components containing steel, and on the study and testing of new technologies to decarbonize our operations.

Ternium Lab, our research and development center in Pesquería, Mexico, features physical modeling, industrial process simulation, robotic testing, full-scale welding processes and advanced characterization. Additionally, we operate research facilities with laboratories in Brazil and Argentina, where we carry

ADVANCED STEEL PRODUCTION	We constantly work to expand our range of steel products through research and development activities conducted in Ternium Lab in Pesquería, México, and our facilities in other locations.

106. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

“ At Ternium, we are committed to innovation and excellence. By leveraging advanced technology and deep industry expertise, we continuously create solutions that meet the highest standards of quality and performance, shaping the future of our industry.”

CARLOS POLIDORI CHIEF TECHNOLOGY OFFICER

out product performance tests and simulate production processes.

Ternium Lab’s facilities are accredited to certify steel products according to the ISO 17025 international standard and industrial customer specifications, providing reliable services to Ternium’s customers. Since its inauguration, Ternium Lab has approved over 100 steel products designed for industrial applications, enabling Ternium to quickly incorporate the hot rolling mill of the Pesquería Industrial Center (2021) into its product processing routes. The lab also shortens the product development cycle to accelerate market introduction.

To improve and strengthen commercial relations with automotive customers, Ternium Lab has close interactions with many of our customers’ development centers. Vehicle designers can access the performance parameters of our steel products through their own design software, and assess our products’ weldability and their deformation and energy absorption capabilities when designing future models. In addition, we have developed a battery pack for future electric vehicles, which we have shared with selected customers (patent pending). In this 2023, the company received the Award of Excellence from the Auto/Steel Partnership during Technology Day. Ternium representatives were recognized for their outstanding contributions, leadership and innovation in the application of emerging steels.

We continue to assist manufacturers of heavy transport equipment in designing high-performance components and developing their associated manufacturing processes, leveraging the improved capabilities of new high-strength steel products. In this context, during 2023 our research and development team developed a high abrasion resistant solution for a prototype for a heavy rocks transportation vehicle (Patent Pending).

In 2024, we expect to incorporate a new state-of-the-art continuous galvanizing simulator to Ternium Lab, which should allow us to evaluate new coatings performance, product development and simulate the integral galvanizing process. With this simulator, we plan to enhance the development of advanced hot-rolled galvanized steel products, to be processed in the new galvanizing line being built at the industrial center in Pesquería. The line is expected to produce high-strength, high-gauge products for the automotive and renewable energy markets.

During 2023, we continued assessing new technologies to decarbonize our operations in the long term. To develop these initiatives, we partnered with other companies, including our affiliate Tenova. In addition, we are building pilot equipment and have enhanced our computing capabilities to simulate and study fuel injection mechanisms in a blast furnace and in a direct reduction unit, aimed at injecting renewable fuels to substitute natural gas. These fuels are obtained from raw materials or energy sources that are restored or regenerated at a pace similar to their consumption rate.

Our in-house research activities are complemented by our involvement in a global network of industry consortia, universities, and research centers. During 2023, we continued to actively participate in the engineering core team of the Steel E-Motive project, sponsored by WorldAutoSteel, for the design of cost-effective, safe, and sustainable autonomous and connected electric vehicles using advanced engineering and high-strength steel technologies.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	107

LOGISTICS MANAGEMENT OPERATION AUTOMATION

Ternium Argentina develops and implements Industry 4.0 tools in order to automate the logistics operations within each plant, between plants and with customers. The system ensures the appropriate supply of lines and timely dispatch to customers, based on efficient operations and rational use of resources.
BENEFITS ▪Optimization of hiring costs ▪Optimization of capacity in transport equipment ▪Reduction of the travel portfolio ▪Reduction of driver waiting time ▪Operation control

DRIVER
BOT for access and circulation
TRANSPORT COMPANY
▪ Offer/acceptance of the trip
▪ Geolocation of transport equipment
▪ Dispatch approval
Ternium
Ternium
DATA

AUTOMATED SYSTEMS

- Logistics planning
- Freight contracting
- Load optimization BOT

MONITORING CENTER

- Visualization of data and nodes (cameras)
- Alert system
- Remote means of action

CUSTOMER

Order tracking by Active Ternium

Streamlining Operations through Automation

SMART is the acronym for Social, Mobile, Analytics, Robotics and (internet of) Things. Ternium is making progress in the deployment of new digital technologies that are leading to steep improvements in its operating performance. These new solutions are based on the processing and analysis of a constant stream of information and knowledge from Ternium’s industrial operations (data and events provided by meters, cameras and drones).

One of its uses is the automated handling of steel products in the yards (RFID and WMS) and the prediction of failures in maintenance management (predictive analytics and data correlation). Ternium’s RFID system has been installed at several stockpile yards for identifying and tracking each coil from the

108. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

moment it reaches the yards up to its shipment, facilitating inspection procedures, improving inspectors’ safety and reducing operational lead times.

During 2023, Ternium Argentina continued to enhance the functionalities of its automated logistics center. Progress was made in the digitization and automation of gates and warehouses, as well as in the implementation of mobile applications and geolocation. These initiatives are expected to further optimize the use of available loading capacity and the utilization of loading and unloading points, resulting in a reduction in the number of vehicles in service and transportation costs. Furthermore, customers can check the real-time location of their purchased products and the estimated arrival date at their facilities, among other advantages.

Also in Argentina, the company is developing the first stage of a project for autonomous production process planning. The goal is the comprehensive automation of production scheduling, logistics of inputs and products, and quality control activities. This initiative aims to increase labor productivity and optimize the use of equipment and devices both on the plant floor and in the laboratories, ensuring on-time delivery with a lower level of working capital.

ProPymes Program: Empowering Small and Medium-sized Enterprises

Ternium supports small and medium-sized enterprises (SMEs) through a program called ProPymes, which aims to boost the competitiveness of suppliers and customers in the value chain by focusing on enhancing productivity, modernizing industrial facilities, and exploring new markets for SMEs' products. The program fosters the exchange of industrial knowledge and management skills, aiming to build a robust and sustainable network between large companies and SMEs.

DETAILED TRAINING AGENDA	Through the ProPymes program, customers and suppliers receive courses on relevant issues that are updated every year.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	109

The program began in Argentina in 2002 in response to a significant economic and institutional crisis, with the participation of 72 companies. Twenty-one years later, it has expanded to Mexico and reaches over 2,100 SMEs, including companies in the supply chain of Tenaris, Tecpetrol and Techint Engineering, Ternium’s affiliates.

The program is structured under the following axes of work: industrial management, quality management, training activities, financial assistance, commercial support, communication and institutional initiatives, and ESG initiatives.

A fortified value chain ultimately promotes the development of industrial infrastructure in Ternium's key markets, driving increased steel demand and improved competitiveness.

Industrial Management
The ProPymes industrial management assistance focuses on the exchange of industry’s best practices in disciplines like automation technology, optimization of production facilities, innovation and Industry 4.0, development of environmental and safety protocols, human resources management, and selection of managerial systems.

The Industry 4.0 program particularly addresses the challenges faced by companies that explore new markets and incorporate technology. Organized as a workshop among colleagues, the proposal includes a sector analysis aimed at defining shared problems and the business situation, with presentations on the current political and economic scenarios, sector trends, challenges and opportunities. Additionally, ProPymes assists SMEs in the analysis and implementation of customized solutions for their industrial processes.

Quality Management
ProPymes supports companies in the certification process of their quality management systems under the ISO 9001 standard, as well as in the process of product standardization with the Argentine Institute of Standardization and Certification. These initiatives aim to enhance the overall quality of SMEs’ products and the competence level within the industrial sector.

In 2023, a home appliance manufacturing company of the ProPymes program in Argentina was honored with
519
INDUSTRIAL PROJECTS
SPONSORED BY TERNIUM

6,200
PARTICIPANTS
IN PROPYMES TRAINING
COURSES

the National Quality Award in the SME category. ProPymes assisted the company in preparing the necessary documentation to join the contest. The participants' processes were compared to a specially designed management model covering various aspects of business management, such as leadership, resources and personnel management, and results.

Training
ProPymes designs and implements an annual training agenda, continuously updating the courses' content to provide customers and suppliers with the best management tools and practices for their employees at various levels. Each year, the program introduces new topics to the curriculum to meet the needs of SMEs as they progress along the learning curve. Training activities include workshops and seminars facilitated by consultants and professors from renowned universities in the region.

110. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

Financial backing
Ternium ensures financial assistance for SMEs in two ways: direct support to help improve their productivity and operational capacity, and through collaborations with banks and other institutions.

In 2023, ProPymes sponsored training courses attended by almost 6,200 participants who collectively spent 113,615 hours in class. During the year, several training programs focused on improving leadership skills. In Argentina, the most common topics were: industrial management, the supervisor's role, agile management, and safety.

Financial assistance
Ternium's financial assistance service for SMEs is structured under two components. The first component, direct assistance, supports investments aimed at enhancing productivity and expanding operational capacity. The second component involves collaborating with banks and other financial institutions to provide tailored financial solutions for SMEs, facilitating their access to financial resources. In 2023, most of the financial assistance was granted through this second component, particularly in Mexico.

Commercial support
ProPymes supports suppliers in the development and certification of new products for Ternium and its related companies. Additionally, it helps SMEs navigate the process of becoming a supplier of large companies, enabling them to attract new customers from industries such as automotive and oil & gas. It also provides SMEs with the opportunity to leverage on the Techint Group's global network of commercial offices to expand their export market reach.

Under the ProPymes Exporta initiative, launched in 2018, the company encourages export-led SMEs to expand their business abroad. Selected companies in the steel industry´s value chain in Argentina are invited to participate according to their export profile. The program aims at increasing their medium-term export capabilities through a broad industrial, commercial and institutional support program. In addition, the company finances SMEs' purchases of steel used in the manufacture of their export products.

The program aims to coordinate public-private efforts through the Investment Agency, the Representatives of the Ministry of Foreign Affairs, and the Industrial Chambers to reach export markets efficiently. In 2023, the agricultural machinery sector was supported in the launch of the sector's brand at the Hannover Fair in Germany and in obtaining the CE marking -required for introducing products into the EU- among other actions.
Communications and Institutional initiatives
The ProPymes institutional assistance program supports SMEs in strengthening their connection with communities and government entities and in addressing shared concerns. It includes initiatives such as developing strategies to combat unfair trade imports to ensure fair competition in the local market, as well as collaborating with industry chambers to establish technical standards for industrial products.

The ProPymes program also promotes the participation of SMEs in major national events, allowing them to reach wider audiences. Furthermore, Ternium organizes events to bring SMEs’ representatives together with

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	111

PROMOTING TECHNICAL EDUCATION	Within the framework of the ProPymes program, Ternium spreads the importance of technical education for the progress of communities.

government officials, economists and journalists to discuss the sector’s economic context and outlook in Mexico and Argentina.

In Mexico, the ProPymes event is biannual and includes awards for SMEs excelling in quality or safety certifications, capital expenditures, import substitution, export promotion and trajectory within ProPymes programs. In Argentina, the annual event features panels and interviews designed to allow SMEs’ executives to share their experiences and lessons learned. In 2023, in Argentina we focused on highlighting the actions of companies related to exports, agriculture, mining, and energy as drivers of growth for the Argentine economy.

ESG Initiatives
The ProPymes program aims to incorporate ESG topics into the SMEs' agenda through training offerings and two initiatives: ProPymes Environment and ProPymes Technical Gene.
ProPymes Environment encourages companies in our value chain to implement environmentally friendly measures. The program focuses on understanding global commitments, regulations, and quality frameworks, identifying key management indicators and promoting eco-friendly products and processes. The goal is to raise awareness and provide tailored assistance to SMEs to help them achieve environmental improvements.

In 2023, ProPymes collaborated with ITBA (Buenos Aires Institute of Technology) in Argentina to organize several sessions focusing on various environmental strategies, including topics like recycling, circular economy, and reducing carbon emissions from operations. Additionally, ProPymes organized a workshop on energy transition to share Ternium's decarbonization target and its roadmap, encouraging participants to take aligned actions. With that in mind, we developed a course on strategies to

112. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

LOCAL SUPPORT EXPOAGRO EVENT IN ARGENTINA

Ternium supports local organizations and events that foster technological advancement and promote the adoption of sustainable production practices in its target markets. Annually, the company sponsors an award during the Expoagro fair in Argentina. The award recognizes innovative projects focused on boosting productivity and operating in an environmentally sustainable manner.

Among the awarded projects, the following can be mentioned:
▪Determination of grain varieties and qualities through artificial intelligence: This allows for a reduction in the amount of agrochemicals used and improves food safety.
▪Harvester based on a threshing head: This is a technological modification that allows for greater energy efficiency and requires less maintenance.

▪Grain extractor with an ejector winder: This optimizes the transportation and storage processes, facilitating logistics for recycling or final disposal, thereby reducing the environmental impact.

Ternium’s participation in Expoagro also allows the company to introduce new applications for steel products. In Expoagro 2024 the company presented a solution to improve wear and abrasion resistance in transportation and agricultural machinery, using plates of special steel with a quenching treatment in the areas of greatest wear exposure, including curved surfaces. The plates are chemically anchored to the surface to be protected, providing flexibility to the complete system, granting greater durability and allowing simple maintenance.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	113

reduce the carbon footprint in transportation activities and migrate to photovoltaic energy.

The ProPymes Technical Gene Program, inspired by the Roberto Rocca Technical Gene Program, aims to encourage Ternium’s customers and suppliers to support technical schools in their communities. The program is based on the belief that industrial companies play a vital role in promoting high-quality technical education and fostering a long-term industrial culture. It focuses on training teachers, facilitating student internships in SMEs, and enhancing the educational infrastructure and equipment of technical schools. By the end of 2023, the program included 60 technical schools in several locations that received support from 58 companies of our value chain.

Implementing Sustainable Procurement Practices: New Sustainable Supply Policy

Ternium’s procurement management is organized through two dedicated teams: the internal procurement department handles the acquisition of steel products, while Exiros, a company jointly owned with Tenaris, manages the procurement of raw materials and general services.

Leveraging the combined purchasing power of Ternium and Tenaris, Exiros has built an extensive network of suppliers, with nearly 87,000 registered and over 16,000 active suppliers in 2023. Among these, 7,300 suppliers specifically cater to Ternium’s requirements. Furthermore, to ensure a high level of quality in procurement services, Exiros’ management system is certified under the ISO 9001 standard.

Both Ternium and Exiros have established various policies to regulate supplier relationships. Ternium enforces a Supplier Code of Conduct, which is mandatory for doing business with the company and in 2023, we introduced a Sustainable Procurement Policy, reinforcing principles expected from suppliers regarding environmental care, guaranteeing decent working conditions, maintaining a work environment free from harassment and discrimination, and adhering to ethical and legal standards, among others. These principles are also included in Ternium's contractual terms and
87,000
SUPPLIERS
REGISTERED THROUGH EXIROS

570
SAFETY AUDITS
CONDUCTED ON SUPPLIERS

conditions. Exiros has a set of similar policies, which can be consulted at: https://www.exiros.com/en/ethic-and-compliance.

Before engaging with a new supplier, we conduct a risk analysis to ensure suppliers comply with the Company's Code of Conduct and local laws. The supplier completes a questionnaire, we consult external sources and, if any alerts arise, the analysis is deepened in collaboration with the Business Conduct Compliance Office (BCCO). We also follow specific procedures when contracting third-parties who act on Ternium's behalf.

Regarding safety issues, Exiros conducts safety audits to service providers according to the risk of the tasks they will perform. These audits are a prerequisite for awarding or renewing service contracts and play a crucial role in long-term risk management. Up to December 2023, Exiros had successfully audited and certified 97% of its active service suppliers, who were classified based on rigorous criteria regarding health, safety and environmental risks. In 2023 alone, a total of 570 new audits were conducted.

114. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

WIDESPREAD PRESENCE ACROSS THE AMERICAS	The steel industry faces many potential risks throughout the value chain and Ternium constantly analyses them to prevent or minimize impacts in its operations.

To further strengthen our supply chain risk assessment regarding environmental, social, and governance (ESG) topics, we have recently engaged with the Open-Es platform. This tool provides ESG scoring based on specialized questionnaires, public information and the knowledge of its analysts. With this implementation, we expect to strengthen our supplier evaluation system in line with Ternium's values and principles, identify areas for improvement among our suppliers in ESG topics, and develop corrective action plans with them when necessary.

RISKS

As part of its risk management practice, the company analyzes the impact of the value chain on various business variables. These include the following:

■ Intense competition could impact market share and influence revenue performance: The steel products market is highly
competitive in terms of price, quality, and service. Ternium faces competition from global and local producers, some of which have greater resources or government support. Additionally, there is a trend toward consolidation in the steel industry, which could lead to larger competitors. Ternium also competes with alternative materials such as aluminum, wood, concrete, plastic, and ceramics, particularly in industries like automotive that are shifting to lighter-weight materials for regulatory or environmental reasons.

■ Fluctuations in prices, shortages, or disruptions in the supply of raw materials, slabs, energy, and other inputs could impact profitability: The manufacture of steel products requires substantial raw materials, energy, and other inputs from domestic and foreign suppliers. Ternium relies on materials such as slabs, iron ore, coal, scrap, and various gases. The availability and pricing of

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	115

these inputs are influenced by market conditions, government regulations, supplier allocation, and unforeseen events like wars and natural disasters. For example, the Russian invasion of Ukraine and subsequent international sanctions disrupted the supply of slabs and other materials, potentially leading to slab scarcity and price increases, adversely affecting Ternium's operations. While Ternium has generally secured adequate supplies, future disruptions—due to strikes, sanctions, accidents, conflicts, transportation issues, or epidemics—could result in lost sales and lower margins, materially impacting its business.

■ Sales may fluctuate due to variations in industry inventory levels or interruptions in Ternium customers' supply chains:
Inventory levels of steel products held by our customers can vary significantly, causing irregular purchased volumes. Supply chain disruptions, such as the 2021 semiconductor shortage affecting vehicle production and the 2023 increase in foreign exchange restrictions in Argentina, can also reduce customer demand for steel products. These fluctuations and disruptions can temporarily impact the demand for and price of steel products, making it challenging for Ternium to maintain or increase sales volumes and prices.

■ Dependence on Certain Key Suppliers: Ternium relies on a
limited number of key suppliers for some of its raw materials. For example, in 2023 Ternium Argentina and Ternium Brazil primarily sourced iron ore from Vale, a Brazilian company. The industry is experiencing a trend toward consolidation among suppliers of raw materials, slabs, and other inputs. We have long-term contracts for some of our main inputs and expect these agreements to be maintained and potentially renewed. However, if a key supplier fails to deliver, if contracts cannot be renewed, or if regulations or sanctions restrict purchases from certain suppliers, we could face limited access to necessary raw materials, slabs, energy, or other inputs. This could result in higher costs and delays as we seek alternative suppliers.

For more information on risks related with Ternium’s supply chain please refer to the chapter Risk Factors in Ternium’s 20-F.
Risks to consider
Ternium carefully selects its suppliers of raw materials to ensure quality and compliance with existing laws.

116. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

KEY FIGURES

SPONSORED TRAINING COURSES FOR SMEs # OF ATTENDANTS AND TRAINING HOURS /PER YEAR

PROPYMES’ FINANCIAL ASSISTANCE $ MILLION

PROPYMES’ SPONSORED INDUSTRIAL PROJECTS #

PROPYMES’ SPONSORED TECHNICAL SCHOOLS # OF SCHOOLS

(*)    Activity in 2020 was affected by restrictions related to the
COVID-19 pandemic.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	117

PRODUCT CERTIFICATIONS FOR THE AUTOMOTIVE INDUSTRY #

ACTIVE SUPPLIERS BY COUNTRY #

118. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

SUSTAINABLE SUPPLY POLICY
Ternium is a company committed to the development of its supply chain. Over the years the company has worked closely with its suppliers with the intention of building long-term business relationships and fostering mutual growth through knowledge transfer and the implementation of various assistance programs.

This Policy defines the behavior principles that Ternium expects from its suppliers. These principles are aligned with the United Nations Global Compact, the Sustainable Development Goals of the United Nations (UN) and with Ternium's own regulatory system.

The company will continue to collaborate with its suppliers with a view to improving the sustainability of the business and the supply chain, participating in the identification of risks and opportunities, including those related to climate change, providing training and raising awareness about the impacts of activities on the environment and in society.

In order to achieve efficiency in its supply processes, Ternium has established differentiated processes based on the particularities of the input/service purchased. Steel purchases are managed centrally, while purchases of raw materials and other goods and services are made through Exiros, a specialized company created in conjunction with its affiliate Tenaris and in which each shareholder owns 50% of stake.

Exiros offers comprehensive supply solutions including supplier search and selection activities, monitoring of business relationships and inventory management. Exiros has adopted a Code of Conduct, a Business Conduct Policy and a Sustainability Policy, equivalent to those adopted by Ternium, with the purpose of ensuring compliance with applicable laws.

This policy covers all supply activities of Ternium and its subsidiaries.

As a basis for sustainable development, Ternium expects its suppliers to carry out their activities in accordance with the following principles and extend the commitment to their respective value chains:
– Comply with the laws, norms and regulations applicable to its operations and those that may correspond due to the nature of the commercial relationship with Ternium.
– Promote a safe and healthy work environment in order to avoid accidents and damage to the health of its employees and third parties
– Generate the conditions for a work environment that respects the fundamental rights and dignity of people, free from violence, harassment, abusive treatment or exploitation, having as reference the Universal Declaration of Human Rights (UN) and the principles of the International Labor Organization (ILO).

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	119

– Promote diversity and reject any type of discrimination based on gender, sexual orientation, ethnicity, social origin, color, age, religion, physical condition or political opinion, or any circumstance that implies distinction, exclusion, restriction or impairment of human dignity.
– Protect the environment, minimizing the environmental impacts of its activities, maximizing efficiency in the use of natural resources and proactively addressing the challenges of climate change and the reduction of greenhouse gas emissions.
– Implement the necessary measures to protect the information, communications and personal data, and prevent computer security incidents that may result in damage to assets or the loss of Ternium information or of its employees, customers, business partners or related parties.
– Build an organizational culture of transparency and integrity, adopting corporate governance policies, procedures and practices tending to ensure ethical behavior.

Ternium, either by itself or through third parties, will monitor the application of these principles based on the nature of the commercial relationship and the impact on the business. With this objective and in order to report the company's sustainability indicators, Ternium may require certain suppliers information on their policies, actions and related metrics. This information, or the lack thereof, will be considered, among other factors, in the process of selecting and contracting the company's suppliers.

This new Ternium Sustainable Supply Policy was approved by the Ternium SA Board of Directors on April 2023.

Máximo Vedoya Chief Executive Officer

120. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

COMMITMENT TO INTEGRITY

SUSTAINABLE DEVELOPMENT GOALS

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	121

	GOALS & ACTIONS	2023 KPIs
GOALS

▪Ensure compliance with the law as a guiding principle in all relationships at Ternium
▪Guarantee transparency in information and decision-making processes
▪Enhance ethical behavior and promote compliance within the company
▪Encourage employees to act fairly, loyally, and honestly, in line with Ternium's core values
▪Mitigate risks associated with specific functions, countries and governments, and third-party transactions
▪Ensure that the behavior of Ternium's business partners aligns with the company's sustainability values and principles
▪Promote the responsible and conscientious use of assets
▪Safeguard information and assets through a robust cybersecurity program
73 TRAINING SESSIONS ON BUSINESS CONDUCT POLICY

98% OF ELIGIBLE EMPLOYEES ACKNOWLEDGED THE CODE OF CONDUCT & POLICY ON BUSINESS CONDUCT

99% OF ELIGIBLE EMPLOYEES RECEIVED A TRAINING COURSE ON THE POLICY ON BUSINESS CONDUCT

ACTIONS
▪Creation and periodical update of the company's Business Conduct program, aimed at training executives or individuals in positions assessed for risk regarding the expected conduct by the company
▪Collaboration with Ternium University in developing and updating e-learning and training courses on the Code of Conduct and Policy on Business Conduct for Ternium's employees
▪Design and regular update of a risk matrix, considering the nature of functions, operating country, and affiliated third-parties
▪Annual execution of SOX audits and internal compliance control             procedures
▪Establishment of a procedure to avoid purchases of conflict minerals
▪Development of standards and approval procedures for services contracted to third-parties
▪Regular presentation of a report of the audit committee to the Board of Directors
▪Implementation of a comprehensive cybersecurity program to ensure the protection of information, including personal data of Ternium employees and third-parties, as well as the company's assets.

52% SUBSTANTIATION RATE IN THE COMPLIANCE LINE

4 CYBERSECURITY INCIDENTS DETECTED AND CONTAINED

Note: Figures do not include Usiminas

122. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

CORPORATE GOVERNANCE

Ternium S.A. is organized as a public limited liability company (société anonyme) under the laws of the Grand Duchy of Luxembourg, and its American Depositary Shares (ADSs) are listed on the New York Stock Exchange (NYSE: TX). The company holds controlling stakes in steel companies operating in the Americas.

San Faustin S.A. indirectly holds a 65,04% controlling interest in Ternium. Furthermore, San Faustin has controlling interests in Tenaris, a global supplier of steel pipes and related services primarily for the energy industry, which holds an additional 11,46% interest in Ternium.

In addition to controlling Ternium and Tenaris, San Faustin controls Tecpetrol, an energy company; Techint, an engineering and construction company; Tenova, a supplier of equipment and technology for mining and metals; and Humanitas, a network of hospitals in Italy.

Share capital structure, voting rights, and shareholders' meetings

Ternium has an authorized share capital of a single class of 3.5 billion shares with a nominal value of $1.00 per share entitling to one vote per share. As of February 2024, there were 2,004,743,442 shares issued and outstanding, of which 41,666,666 were held in treasury.

ACQUISITIONS A HIGHER STAKE IN USIMINAS

In July 2023, Ternium increased its investment in Usiminas by acquiring a share of the participation held by Nippon Steel Corporation in the Usiminas’ control group. As a result of this transaction, Ternium holds 51.5% of Usiminas’ control group shares and 25.1% of its total shares.

A new shareholders’ agreement was entered into as a result of the transaction, pursuant to which the T/T Group (formed by Ternium Investments, Ternium Argentina and Tenaris’ subsidiary Confab Industrial) has the right to nominate a majority of the members of Usiminas’ Board of Directors, the CEO and four other members of Usiminas’ Board of Officers. We began to fully consolidate Usiminas' financial statements in July 2023.

Usiminas is one of the main producers of flat steel products in Brazil, with a total annual finished steel production capacity of approximately 6.9 million tons. It also owns mining production facilities in the country.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	123

Each ADS represents ten shares. Holders of ADSs only have the rights that are expressly granted to them in the deposit agreement dated January 31, 2006, among the Company, The Bank of New York Mellon (formerly The Bank of New York), as depositary, and owners and beneficial owners from time to time of ADSs of the Company.

ADS holders may not attend or directly exercise voting rights in shareholders’ meetings, but may instruct voting to the depositary bank. Holders of ADSs maintaining non-certificated positions must follow instructions given by their broker or custodian bank.

According to the company’s articles of association, the annual general shareholders' meetings are held in Luxembourg (or in a foreign country if circumstances of force majeure require) within six months from the end of the previous financial year. At present, Luxembourg law does not impose any limitations on non-resident shareholders' rights to hold or vote the Company's shares.

Board of Directors

Ternium's Board of Directors has the broadest power to act on behalf of the Company and to accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting.

The Company’s current board of directors is composed of eight directors. The reduction in the number of directors was decided on May 2, 2023 by the Company’s annual general shareholders’ meeting. Among them, three directors are independent according to the company's articles of association and applicable SEC regulations.

The Board of Directors is required to meet as often as needed by the interests of the Company and at least four times per year. In 2023, the Company’s Board of Directors met eight times.

Constant commitment
The Board of Directors meets as often as required to act on behalf of the Company and accomplish all acts and transactions of management and disposal within its corporate purpose.

Compensation Information

The compensation payable to the members of the Company’s Board of Directors for their services is determined at the annual ordinary general shareholders’ meeting.

The aggregate cash compensation paid to all directors and senior managers of the Company for the year 2023 amounted to $26.6 million. In addition, senior managers received, for the year 2023, 1,064,000 units for a total amount of $6.6 million, in connection with the employee incentive retention program.

No variable compensation has been paid or shall be payable to members of the Board of Directors for services rendered during the year 2023 and no long-term incentive or pension plan is available to any of them.

During the last general meeting of shareholders held on April 30, 2024, the compensation for directors for the year 2024 was decided as follows:
■ Each director receives a fixed compensation of $115,000.
■ The chairman of the Board of Directors receives an additional fee of $295,000.

124. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

Independent support
The Audit Committee has the authority to conduct any investigation appropriate to the fulfillment of its responsibilities, which include the oversight of the integrity of the financial statements and the adequacy of the systems of internal control over financial reporting.

■ Each director who is a member of the audit                 committee receives an additional fee of $55,000.
■ The chairman of the audit committee receives an             additional fee of $20,000.

The company currently does not have a Compensation Policy as it is not obliged by Luxembourg law.

Audit Committee

The Company’s Audit Committee currently consists of three members, who were appointed by the Company’s Board of Directors on April 30, 2024. All of them qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under the Company’s articles of association.

The Company’s Audit Committee operates under a charter that was amended and restated by the Board of Directors on November 2, 2021. It assists the Board of Directors in fulfilling its oversight responsibilities with respect to:

■ The integrity of the Company’s financial statements, including periodic reporting on its activity
■ The adequacy of the Company’s systems of internal control over financial reporting
■ Making recommendations regarding the appointment, compensation, retention, and oversight of, as well as assessing the independence of, the Company’s external auditors
■ Reviewing and approving material transactions between the Company or its subsidiaries and related parties, ensuring their terms are consistent with the interests of the Company and all its shareholders and with market conditions, or are otherwise fair to the Company and its subsidiaries
■ Overseeing the interpretation, implementation, control, and enforcement of the Company’s Clawback Policy

The Audit Committee has the authority to conduct any investigation appropriate to the fulfillment of its responsibilities and has direct access to the Company’s external auditors as well as anyone in the Company and, subject to applicable laws and regulations, its subsidiaries. In addition, the Audit Committee may engage, at the Company’s expense, independent counsel and other internal or external advisors to review, investigate or otherwise advise on, any matter as the committee may determine to be necessary to carry out its purposes and responsibilities.

Internal Audit Department

Ternium maintains an Internal Audit department that reports to the chairman of the Board of Directors and, in terms of internal control over financial reporting, to the Audit Committee. The Internal Audit department evaluates and ensures the effectiveness of internal control processes, risk management, and governance.

Every year, the Internal Audit department determines an audit plan for the period. It is based on a risk assessment carried out in accordance with internal procedures and supervised by the Audit Committee.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	125

PUBLIC LIMITED LIABILITY COMPANY	Ternium is a society incorporated in Luxembourg and its ADRs are listed on the New York Stock Exchange. The company was invited to ring the bell to start the day on June 28th, 2023.

TERNIUM’S CORPORATE VALUES

Ternium has adopted a comprehensive set of codes, policies, and procedures to regulate its activities, ensuring compliance with the legislation of each country of operation, industry best practices, and the company's core values.

Some of the most important ones are available online and include:

■ Code of Conduct and Policy on Business Conduct: They
incorporate guidelines and standards of integrity and transparency that apply to all directors, officers and employees. They cover various guidelines to ensure a healthy and safe work environment, respect for human and labor rights, environmental protection, fair and transparent competition, and the safeguarding of data privacy for employees and business partners. As far as the nature of each relation permits, the principles and standards contained in the Code of Conduct also apply to contractors, subcontractors, suppliers, associated persons, or anyone who performs services for or on behalf of Ternium. Ternium’s Code of Conduct was revised during 2023 and is effective as from March 1, 2024

■ Code of Conduct for Suppliers: The code covers various
expectations and obligations, including the compliance with international trade laws and regulations, conflict of interest, bribery, accounting and business records, use of Ternium assets, and protection of information. It also addresses safety, labor relations, human rights, discrimination, harassment, environmental responsibility, and evaluation and control of suppliers. Compliance with the code is crucial for suppliers, as it

126. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

influences their selection, evaluation, and contracting, ensuring ethical and responsible conduct throughout the supply chain.

■ Code of Ethics for Senior Financial Officers: Delineates the
ethical standards and responsibilities for individuals in key financial roles, including the principal executive, financial and accounting officers. It mandates honest and ethical conduct, avoidance of conflicts of interest, and the provision of accurate and transparent disclosure in all reports and documents. Compliance with laws and regulations is paramount, and any violations must be promptly reported to the Internal Audit department. Violations may result in disciplinary action, including termination of employment, and may also incur legal consequences. The Code ensures protection for whistleblowers and requires approval from the Audit Committee for any waivers or amendments.

■ Corporate Policy on Securities Trading: Ternium's policy
on non-public information and securities trading establishes guidelines for board members, officers, and employees to comply with securities laws and regulations. It emphasizes that non-public information belongs to the company, and those who possess it are responsible for safeguarding it for the benefit of the company and its shareholders. These individuals, along with their family members,

COMPREHENSIVE AND GLOBAL ETHICAL DEMANDS	Ternium closely monitors compliance with its codes and policies at all steps of its production process and value chain. Non-compliance may result in severe sanctions.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	127

are prohibited from trading in the company's securities based on non-public information. Additionally, blackout periods are specified in a procedure and reviewed periodically. Non-compliance with this policy may result in civil, criminal and disciplinary sanctions, and directors and employees should be mindful of the risks when buying or selling securities at times when non-public information may affect transactions.

“ Transparency, integrity, and strict adherence to established standards are the foundation of our day-to-day operations. Through our Business Conduct Compliance Program, we are committed to sharing these principles with our employees and training them to recognize and address situations that could violate our codes.”

CARLOS RUSSELL CHIEF BUSINESS CONDUCT COMPLIANCE OFFICER
Other policies and procedures related with ethical behavior recently updated are:
■ Conflicts of Interest and Non-Competition Policy             (2022)
■ Related Party Transactions Policy and Procedure             (2022)
■ Anti-fraud Policy (2022)
■ Financial and Accounting Controls Policy (2022)
■ Guidelines for Compliance with Competition             Regulations Policy (2022)
■ Personal Data Protection Policy (2022)
■ Charitable Contribution Authorization Manual             (2022)
■ Document Retention Policy (2023)
■ Admissible Gifts and Gifts Acceptance Procedure             (2023)
■ Clawback Policy (2023)

Business Conduct Compliance Program

Ternium developed its Business Conduct Compliance Program (BCCP) focused on the prevention of bribery and mitigation of corruption risks. It is comprised of the following key activities: risk assessment, normative implementation, advising, communications, training, certifications, third-parties, monitoring and auditing, discipline and remediation, and benchmarking. It involves all employees and is aimed at promoting the implementation of best practices in business conduct internally and regarding the relations with customers, suppliers, state-controlled entities and other third-parties.

The company appointed a Compliance Officer to implement, communicate and supervise such Compliance Program, and to promote a culture of ethics. The Business Conduct Compliance Officer (BCCO) reports directly to the CEO and the Audit Committee.

Ternium has defined specific procedures for hiring professional services providers that act on behalf of or otherwise represent the company before governmental entities, including those retained to assist in obtaining permits or licenses, customs agents, advisers and law firms. These procedures include a due diligence process, internal authorizations and contract provisions to ensure third-party’s commitment to Ternium’s anti-bribery policies.

128. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

During 2023, the anti-corruption detection and verification tool was updated. This procedure outlines the methodology for conducting background checks as part of risk assessments for various entities and individuals, aligning with the Business Code of Conduct. These checks offer vital insights into the compliance history, reputation, and qualifications of monitored subjects, encompassing financial data, affiliations, and connections to governmental bodies.

The Business Conduct Compliance sector is also involved in the assessment of employee conflicts of interest. All employees must declare if they have an affiliation with public officials or personal relationships or financial ties with other parties that could compromise their objectivity when, for example, making hiring decisions, conducting business transactions or making investment choices.

The company recognizes the significance of effective communication in cultivating an ethical culture within the organization. Ternium places a high priority on maintaining constant communication with directors, senior managers, and employees to enhance their understanding of compliance risks and the importance of adhering to applicable principles and regulations. This comprehensive program encompasses various communication methods, including top-down messages, management meetings, newsletters, articles and intranet announcements.

Ternium encourages active participation from all departments and emphasizes the value of seeking guidance when encountering red flags or ambiguous situations. By fostering open communication and promoting awareness, Ternium aims to strengthen its ethical framework throughout the organization.

Ternium’s employees who integrate the BCCP are either certified or in the process of being certified as Leadership Professionals in Ethics & Compliance (LPEC) by the Ethics & Compliance Initiative.

Training on Anti-bribery Policies and Procedures

Ternium has implemented an extensive training program on its anti-bribery policy and procedures.
99%
OF ELIGIBLE EMPLOYEES
COMPLETED THE TRAINING COURSE
ON THE POLICY ON BUSINESS CONDUCT

718
PARTICIPANTS
IN TRAINING SESSIONS
OF THE BCCP PROGRAM

This program aims at training Ternium’s employees on the company’s ethical commitment along with providing a clear set of guidelines and values.

In order to define the scope of application and concentrate efforts, sensitive functions are identified based on a risk matrix that takes into account the type of operation, the country of operation, and/or the involved parties. Individuals occupying or performing these functions generally become the focal point of the corporate compliance program activities. However, regardless of the aforementioned, all Ternium employees are obliged to acknowledge and adhere to the guidelines of the Code of Conduct upon joining the company.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	129

WORKING TOGETHER IN THE INDUSTRY	Ternium participated in the 2023 Alacero Summit, organized in Brazil, where over 700 executives talked about important issues of the steel industry.

Eligible employees have to complete a mandatory e-learning course that includes the resolution of practical cases and a final evaluation and, according to their level of exposure, participate in an on-site or live training workshop as well.

99% of Ternium’s eligible employees have completed the mandatory training course on the company’s Policy on Business Conduct. In 2023, Ternium delivered 73 live training sessions with 718 participants in total. Our anti-bribery training program also reaches third-parties that represent or act on behalf of Ternium. 216 third-party’s employees have completed Ternium’s mandatory training program on corruption prevention.
SUSTAINABLE SOURCING AND STRONG SUPPLIER GOVERNANCE

In early 2023, Ternium approved a sustainable sourcing policy to uphold ethical standards throughout the company's value chain. This policy encompasses various principles, including compliance with the law, ensuring a safe work environment, respecting fundamental rights and human dignity, promoting diversity, rejecting all forms of discrimination, protecting the environment, addressing climate change proactively, safeguarding Ternium’s and related parties' information and assets, and implementing corporate governance practices for ethical behavior.

130. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

Thorough controls
Our Procedure for Compliance with Conflict Minerals prevents us from purchasing raw materials from regions with armed conflicts and human rights abuses.

Compliance with these principles will be monitored, considering the nature of the business relationship with Ternium, and will be taken into account when entering or renewing commercial agreements. The goal is to promote responsible practices and ensure that sustainability and ethical considerations are integrated into Ternium’s value chain operations.

Conflict Minerals Reporting Requirements

Ternium has implemented a Procedure for Compliance with Conflict Minerals (sourced from regions characterized by armed conflict and human rights abuses), which includes an annual request to suppliers in the form of the "RCOI Form." This form aims at determining whether any conflict minerals necessary for the functionality or production of Ternium’s products, whether manufactured by Ternium or by third-parties contracted by Ternium, may have originated in a Covered Country. All responses to the RCOI Form are thoroughly reviewed by Ternium. If necessary, potential conflict minerals suppliers are asked to provide additional information or clarifications.

Only a negligible portion of Ternium’s products (representing less than 1% of the company sales) may contain conflict minerals. In 2023, Ternium identified and surveyed 40 potential conflict minerals suppliers. As of the present date, 100% of the surveyed potential conflict minerals suppliers have confirmed that none of their products, including raw materials, contain conflict minerals originating from a Covered Country.

In addition to the RCOI Form, the Policy incorporates conflict-minerals-free-sourcing clauses, which have been included in Ternium’s General Terms and Conditions for the Purchase of Goods and Services.

Based on the information obtained through the aforementioned procedures as of the present date, Ternium has no reason to believe that any products manufactured by Ternium or contracted by Ternium to be manufactured by third-parties contain conflict minerals necessary for the functionality or production of such products that have originated from a Covered Country.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	131

For more detailed information, please refer to Ternium’s SD Form submitted to the SEC on May 10, 2024.

COMPLIANCE LINE

Ternium has established and encourages the use of its Compliance Line. This confidential channel is available to all employees, suppliers, customers and other stakeholders who wish to report any type of alleged breaches of the Code of Conduct and Ternium’s policies. The Compliance Line is managed by the Company’s Internal Audit department, which is independent of the operating areas, under the supervision of the Company’s Audit Committee.

The identity of the reporting person and the reported fact itself remain confidential as long as it is so permitted by applicable laws and regulations. Ternium takes action, as necessary, to avoid retaliation against those who use the Compliance Line in good faith. Ternium’s Compliance Line is available in Spanish, Portuguese and English. Reports may be submitted in person, online, by email or through our toll-free numbers available in most of the countries where Ternium operates.

Compared to 2022, complaints submitted during 2023 have increased 17%. In 2023, 52% of analyzed complaints were substantiated and resulted in corrective actions, including dismissals, termination of commercial relationships and improvements in the Company’s internal control environment. 43.5% of the complaints were specifically related to workplace environment matters.

Shareholders’ compliance line

In addition, Ternium has a web-based confidential channel for investors to communicate their concerns directly to the company’s Audit Committee, which is the Shareholder’s compliance line. The Audit Committee regularly reviews the status of all reports received through this line with the assistance of the Chief Audit Executive.

RISK MANAGEMENT

The company has established a Risk Management Policy with guidelines for identifying and managing business risks, complementing internal control measures and compliance with laws and regulations. It defines responsibilities and describes key elements of the risk management process, including the classification of critical risks and possible actions in response to them. It includes the definition of a management-level Critical Risks Committee ("CRC") to monitor, assess, and review risks to which Ternium is exposed.

The CRC is composed of the following senior managers:
■ Chief Executive Officer (CEO)
■ Chief Financial Officer (CFO)
■ Regional Presidents
■ Operations Vicepresidents
■ Mining Vicepresident
■ Chief Audit Executive (CAE)
■ Chief Information Officer (CIO)
■ Chief Technology Officer (CTO)
■ Global Sustainability Senior Director
■ Vicepresident Global Safety & Environment
■ Chief Industrial & Engineering Officer (CIEO)
■ Chief Legal Officer (CLO)
■ Global Investor Relations & Compliance Sr Director
■ Global Risk & Cash Management Director

The company has categorized risks according to the potential area impacted, the likelihood of their occurrence and the severity of a potential impact.

The risk categories included in the analysis are:
■ Physical risks from plant or industrial processes
■ Product or service risks
■ Environmental risks
■ Climate change risks
■ Intellectual property risks
■ Risks of loss or destruction of relevant information             (IT)
■ Financial risks
■ Corporate governance and human resources risks
■ Any other risk defined by the Critical Risks Committee.

With respect to cybersecurity risks the Company has appointed an Information Security Officer who is responsible for assessing cybersecurity risks and

132. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

SHARING OUR VALUES WITH EMPLOYEES	Ternium offers an extensive training program on its anti-bribery policy and procedures to strengthen the ethical commitment and provide clear guidelines and values.

managing cybersecurity incidents, and reports to the Chief Information Officer, who, in turn, reports to the Chief Financial Officer.

The Company’s Board of Directors receives quarterly reports from the Chief Executive Officer and the Chief Financial Officer on risk management, including cybersecurity risk management and relevant cybersecurity incidents. In addition, at least once a year, the Chief Information Officer reports to the Board of Directors on the Company’s cybersecurity management.

Cybersecurity

Ternium recognizes the escalating risk of cyberattacks in the current digital landscape, particularly the growing prevalence of ransomware attacks.
In response to this concerning trend and the regulatory actions implemented by agencies in the U.S. and EU, Ternium has taken proactive measures to enhance its cybersecurity defenses.

A Global Cybersecurity Director leads the cybersecurity team, acting as the internal focal point for risk management and implementation of security controls. Specialized cybersecurity consultants selected based on their experience, credentials and demonstrated capabilities in the cybersecurity field are engaged when specific expertise is required to address particular challenges or to conduct comprehensive risk assessments. Tasks and responsibilities outsourced to third-party service providers may include:

■ Risk and vulnerability assessment: Consultants can conduct comprehensive risk assessments and vulnerability scans to identify potential gaps in our security infrastructure.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	133

■ Security audits: They perform independent audits to
ensure compliance with information security standards and regulations, or industry-specific regulations.

■ Penetration testing: Consultants perform ethical
penetration tests to identify weaknesses in our network and systems, simulating real attacks to evaluate the resistance of our defenses.

■ Development of security policies and controls:
They collaborate in the creation and review of information security policies, as well as in the design and implementation of appropriate controls to mitigate risks.

■ Training and awareness: They provide cybersecurity
training and awareness programs for our staff, helping to promote a culture of security throughout the organization.

■ Security Operation Center (SOC): The SOC plays a critical
role in detecting, analyzing and responding to security incidents in real time.

Regarding internal users, Ternium has defined access profiles for different systems based on each position.
Whenever a user requests access to a system or application, or when there is a need to modify their IT profile due to a position change, the Compliance sector carries out compatibility, segregation, and competence controls between the user's role and the requested access.

The company has also launched awareness campaigns and conducted ethical phishing exercises to strengthen its resilience against cyber threats. Regular training sessions for executives and employees have been implemented to improve their capacity to recognize and report potential cybersecurity incidents.

The cybersecurity incidents we suffered in 2023 were contained in a timely manner. Four incidents evidenced a high level of sophistication. None of the cybersecurity incidents led to any known breaches of business-critical IT systems and, as such, did not result in any material business impact to Ternium.

“ In today’s digital landscape, robust cybersecurity is not just an option but a necessity. Protecting our data and systems with cutting-edge security measures ensures the integrity of our operations and builds trust with our stakeholders.”

JAVIER FERNÁNDEZ GLOBAL CIBERSECURITY DIRECTOR

134. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors		Executive Officers

Chairman	Paolo Rocca	Chief Executive Officer	Máximo Vedoya

Vice-Chairman	Daniel A. Novegil	Chief Financial Officer	Pablo D. Brizzio

	Roberto Bonatti	Ternium Mexico	César A. Jiménez Flores
	Carlos A. Condorelli	President
Vincent R. Gilles Decalf (*)
	Gioia M. Ghezzi (*)	Ternium Argentina	Martín A. Berardi
	Lorenza Martinez Trigueros(*)	President
Gianfelice M. Rocca
		Ternium Brazil	Titus F. Schaar
President
Secretary	Arturo Sporleder
		International Business Unit	Héctor Obeso Zunzunegui
President
Audit Committee
		Chief Industrial and	Pablo H. Bassi
Engineering Officer
Chairman	Vincent R. Gilles Decalf (*)
		Chief Planning Officer	Oscar Montero Martínez
Gioia M. Ghezzi (*)
	Lorenza Martinez Trigueros(*)	Chief Human Resources	Rodrigo Piña
Officer

		Chief Environment, Health	Marina V. Chiesa
and Safety Officer

		Chief Technology Officer	Carlos Polidori

(*) Independent Directors		General Counsel	Fernando Duelo

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	135

INVESTOR INFORMATION

Global Investor Relations and Compliance Senior Director	IR Inquiries
Sebastián Martí	TERNIUM Investor Relations
smarti@ternium.com	ir@ternium.com
Phone: +54 11 4018 8389
U.S. toll free: 866 890 0443

Luxembourg Office	ADS Depositary Bank
26, Boulevard Royal - 4th floor	BNY Mellon
L2449 - Luxembourg	Computershare
Luxembourg	P.O. Box 43078
Phone: +352 2668 3152	Providence, RI 02940-3078

Stock Information
New York Stock Exchange (TX)
CUSIP Number: 880890108

Internet
www.ternium.com

138. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

ANNEX 1 RECOGNITIONS

Our ongoing efforts
Ternium has been recognized on various fronts for its commitment to excellence and innovation in the steel industry. These awards underscore Ternium's dedication to sustainability, technological advancement, and social responsibility, highlighting the company's leadership
and impact within the global
steel sector.
SUSTAINABILITY WORLDSTEEL Sustainability Champion 2024 Fifth consecutive year – April 2024 ECOVADIS Top 5% of companies in the "Manufacture of basic iron and steel" sector – February 2024

HUMAN RIGHTS CAMPAIGN FOUNDATION®

2024

MEJORES

LUGARES PARA TRABAJAR

Por Equidad LGBTQ+

100% HRC EQUIDAD MX™

(*)
(*) Recognitions in Mexico, Brazil, and Argentina

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	139

ENVIRONMENT

CDP
Climate change 2023: B Score "Taking coordinated action on climate issues"
–
February 2024

BRAZILIAN ASSOCIATION
OF METALLURGY, MATERIALS,
AND MINING
Green Steel Award - Sustainability for the work "The Use of Biogas" (Ternium Brazil)
–
November 2023

CONFEDERACIÓN DE CÁMARAS INDUSTRIALES DE LOS ESTADOS UNIDOS MEXICANOS (CONCAMIN)
Outstanding Environmental Practice, "Containment of iron oxide dust in mineral yard / Dome" (Ternium México)
–
October 2023

INNOVATION
AND SUSTAINABLE
PRODUCTS

AUTO/STEEL PARTNERSHIP
Recognition for innovation
in testing advanced steels
for the industry
–
October 2023

CLAUT 2023 AWARD
In the category of 'Supplier Development', with the project 'Ideal Transportation Supplier'
(Ternium Mexico)
–
November 2023

HUMAN RESOURCES

BEST PLACE TO
WORK LGBTQ+
Triple Certification in Equity
MX, Equity BR, and Equity AR.
Best Places to Work for the LGBTQ+ community in Mexico
–
October 2023

WORLDSTEEL
Steelie Award for Excellence
in education and training
–
October 2023

GOVERNANCE

CONCAMIN
Ethics and Values in the Industry Award (overall award, in the category of large companies)
–
October 2023

140. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

ANNEX 2 CERTIFICATIONS ISO 14001 AND ISO 45001

COUNTRY	UNIT	INSTALLATION TYPES	PROCESS TYPES	ISO 14001	ISO 45001

Mexico	Guerrero	Production Site	Integrated	•	•
	Apodaca	Production Site	Integrated	•	•
	Puebla	Production Site	Integrated	•	•
	Juventud	Production Site	Downstream	•	•
	Churubusco	Production Site	Downstream	•	•
	Monclova	Production Site	Downstream	•	•
	Universidad	Production Site	Downstream	•	•
	Pesquería	Production Site	Downstream	•	•
	Alzada	Mining	–	•	•
	Aquila	Mining	–	•	•
	Encino	Mining	–	•	•
	Palomas	Mining	–	•	•
	Tecoman	Mining	–	•	•
	Peña Colorada	Mining	–	•	•
Argentina	San Nicolás	Production Site	Integrated	•	•
	Canning	Production Site	Downstream	•	•
	Haedo	Production Site	Downstream	•	•
	Florencio Varela	Production Site	Downstream	•	•
	Ensenada	Production Site	Downstream	•	•
• Certificated • Not Certificated

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	141

COUNTRY	UNIT	INSTALLATION TYPES	PROCESS TYPES	ISO 14001	ISO 45001
Brazil	Rio de Janeiro	Production Site	Integrated	•	•
USA	Shreveport	Production Site	Downstream	•	•
Colombia	Manizales Steel	Production Site	Integrated	•	•
	Atlántico	Production Site	Downstream	•	•
Guatemala	Villa Nueva	Production Site	Downstream	•	•
• Certificated • Not Certificated

ISO 50001:2018 CERTIFIED PROCESSES

FACILITY SECTOR	MEXICO			ARGENTINA	BRAZIL

	GUERRERO	PUEBLA	PESQUERÍA	SAN NICOLÁS	RIO DE JANEIRO

Coke Plant	•	•	•	•	•
Reduction Processes	•	•	•	•	•
Steel Shop	•	•	•	•	•
Hot Rolling Mill	•	•	•	•	•
Downstream lines*	•	•	•	•	•
Utilities**	•	•	•	•	•
Power Plant	•	•	•	•	•
• Certificated • On Progress • Not Applicable

* Downstream lines: including, among others, Cold-Rolling Mill, Electro-Tinplating line, Hot Dip Galvanizing Line, and Color-Coating Line.
** "Utilities": this term refers to general industrial services such as the production or provision of electrical energy, gases (oxygen, compressed air, nitrogen, argon), water, steam, and wastewater treatment.

142. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

ANNEX 3 OUR COMMITMENT TO THE SUSTAINABLE DEVELOPMENT GOALS
"We reaffirm our commitment to the UN Global Compact Initiative and to continue integrating its principles into the company’s strategy, culture and day-to-day operations." Máximo Vedoya, Chief Executive Officer.

GOAL	TARGET	SOME SPECIFIC ACTIONS	PAGE

		Supporting nearby communities’ access to basic services in times of adversity while reducing vulnerable individuals’ exposure to economic, political and social crises
	1.4	Contribution to TECHO’s housing project in Argentina addressing poverty in settlements (609 houses, 139 tons of steel)
		Promoting our people’s health and well-being by means of preventive initiatives and concrete actions
	3.1	Campaigns against breast cancer and provision of breast reconstruction surgery service in Hospital Clínica NOVA
	3.5	Online training on prevention and treatment of substance abuse for operators in Argentina
	3.8	Efforts to achieve greater medical coverage: operation of Hospital Clínica Nova in Monterrey and Clínica Aquila in the mining region of Michoacán with IMSS; influenza and COVID vaccination campaigns among our employees	84
	3.d	Preventive campaigns about recurrent diseases; post-pandemic effects and cases survey, treatment and follow-up
		Directing a significant portion of Ternium’s community investments towards education, as a catalyst for equal opportunities and individual and social progress
	4.1, 4.5, 4.c	$16.7 million invested in educational programs in the communities where the company operates in 2023	84
	4.1, 4.3, 4.4, 4.a	Recurring educational programs: Roberto Rocca Technical School in Pesquería, Mexico, and construction of a new technical school in Santa Cruz, Brazil; Roberto Rocca Technical Gene and Volunteering Program, improving technical public schools in Mexico, Argentina, and Brazil	84
	4.6	Roberto Rocca After School Initiative, to increase math and Spanish proficiency levels in children. Introduction in 2023 of Roberto Rocca After School Initiative for high school students in Mexico	84
	4.b	Roberto Rocca Scholarships: 973 high school students, 435 undergraduate students, and 5 PhD scholarships granted in 2023	84
	4.c	Strong emphasis in providing continuous learning opportunities for teachers	84
		Valuing the diversity of its employees and contributing to the empowerment of women
	5.1, 5.2	Inclusive work environment framework: commitment to WEPs, Diversity and Work Environment and Free of Harassment Policy and Human Rights Policy, establishment of an anonymous reporting line: Compliance Line, continuity of Diversity+ Program and Lean In Circles, implementation of the Flexible Program and paid leave for recent parents and caregivers	66
	5.5	Progress in increasing women’s representation in managerial positions and in the BoD	66

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	143

GOAL	TARGET	SOME SPECIFIC ACTIONS	PAGE

		Ensuring the efficient use of this key natural resource by developing a site-specific strategy according to its availability and supporting nearby communities during water shortage
	6.1	Response to a water shortage in Nuevo León, Mexico: wells transferred for public use, water donated for domestic use in communities surrounding our main facilities in 2022 and 2023	36
	6.3	Improvements in water treatment facilities at all our sites	36
	6.4	Efficient design of water-use circuit: 100% closed circuit in Colombia and replacement of groundwater by sewage water in Mexico, achieving a low water intensity rate per ton of crude steel at our Mexican facilities	36
	6.6	Active involvement in: reforestation activities in areas affected by fire, projects to study and improve land and marine biodiversity, local flora and fauna protection in the locations where we operate	36-84
		Enhancing operational energy efficiency and increasing renewable energy utilization
	7.2	Renewable energy projects: upcoming wind farm project to replace purchased electricity in Argentina, smaller on-site projects of solar energy, replacement of natural gas with biomethane in our Brazil facility	20
	7.2, 7.3	Advancing Ternium's Energy Efficiency Program. Progress in the process of certifying the main plants under ISO 50001	20
		Promoting sustainable economic growth and productive employment
	8.1	Sustained economic growth: adjusted EBITDA of $2.7 billion in 2023; over 34,400 employees considering Usiminas	143
	8.2	Economic productivity achievements through strategic initiatives: state-of-the-art hot rolling mill and R&D center in Pesquería, downstream and upstream project announcements in Pesquería, increased participation in Usiminas' control group, technology development and employee skill enhancement	100
	8.3, 8.a	Empowered SMEs within the industry's value chain via the ProPymes Program	100
	8.4	Decoupling economic growth from environmental degradation: 99.5% material efficiency rate in steel operations, 28% of steel scrap per ton of crude steel, increased co-product utilization, waste water reuse	36
	8.6	Boosting students' interest in pursuing industrial careers via ETRR, Technical Gene and After School Program	84
	8.8	Promoting a safe working environment: Occupational H&S Policy, H&S Management System, use of technology for the detection of unsafe actions, and tools to reject unsafe tasks	50
		Building resilient infrastructure and fostering innovation
	9.3	Financial assistance through the ProPymes program: promotion of investments to improve productivity and increase the installed capacity of SMEs for more than 20 years	100
	9.4	Infrastructure upgrades: downstream project in Pesquería: hot-dip galvanizing line, cold rolling mill, push-pull pickling line, new logistics center in San Nicolás facility in Argentina, projects for environmental improvements. Investment of $16.7 million in 2023 to boost technical education and school infrastructure	84-100
	9.5, 9.b	Investment of $19 million in R&D	100
		Reducing inequalities based on education, health and integration projects
	10.2	Social inclusion initiatives: educational programs covering the entire school cycle; health services: Hospital Comunitario at Clínica Nova and Clínica Aquila in Mexico	84
	10.3	Equal opportunity workplace through: disability inclusion program in Argentina, Opportunities Committee, Lean In Circles, usage of bias-free recruitment technology, maternity mentoring, updated parent leave, Compliance Line	66
	10.b	Encouragement to SMEs to grow through ProPymes programs, with direct financial assistance and as a link with banks	100

144. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

GOAL	TARGET	SOME SPECIFIC ACTIONS	PAGE

		Promoting resilient and sustainable cities and human settlements, envisioning steel as a vital component of the circular economy
	11.1	Project for renovating plant peripheries in Nuevo León (with Placemaking Foundation and Green Agreement for Monterrey)	36
	11.4	Protection and promotion of the cultural heritage of Ternium´s communities: Nuevo León Photo Library, Ternium´s Latin American Film Festival and musical events	84
	11.6	Implementation of measures to reduce the negative environmental impact in water and air, and improvements in waste management.	36
		Taking a proactive approach to sustainable consumption and production
	12.2	Circular economy: sale of co-products to other industries, recycling of all steel scrap from production processes and scrap purchased from third parties, sale of granulated slag generated in the blast furnaces to the cement industry, cleaning of recovered gases from coke, and blast furnace batteries used to generate energy	36
	12.4	Management of waste in accordance with the regulations of the countries where Ternium operates	36
	12.6	Integration of ESG info in its Sustainability Report and encouragement of its value chain to take appropriate actions	100
		Taking action towards climate change and its impacts
	13.1	Identification and assessment of risks related to climate change and development of action plans by the Critical Risks Committee	20
	13.2	Integration of climate change measures into its strategy: quarterly BoD surveillance, scenario analysis and project evaluations, associated plans for 20% emission intensity reduction by 2030 compared to 2018 baseline	20
	13.3	Improved employee awareness on environmental topics through Ternium University	20
	13.a	Investment in climate change related projects of $19.7 million in 2023	20
	13.b	Promotion of environmental discussion in the value chain supported by ProPymes Environment program	100
		Conserving and sustainably using water, preserving the surrounding flora and fauna
	14.1	Water treatment plant improvement projects	36
	14.2	Ongoing study in Sepetiba Bay in Brazil focused on the dolphin boto cinza to monitor their health and behavior	36
		Leading efforts and resources to protect and preserve biodiversity
	15.1, 15.2, 15.5	Initiatives for conservation and restoration of ecosystems: donation of funds and trees to reforest areas of Chipinque Ecological Park and mining areas, as well as of steel products to support the recovery of the Iberá wetlands in Argentina	36-100
		Promoting accountable and inclusive actions to long-term sustainability
	16.5	Wide dissemination and implementation of its business conduct policy and program among employees	118
	16.7	Recognition as one of the best places to work for the LGBTQ+ community in Mexico for the third consecutive year	66
		Strengthening the global partnership for sustainable development
	17.1	Active engagement in Chambers and Associations (worlsteel, Alacero, Canacero)
	17.6, 17.16, 17.17	Establishing partnerships with other institutions: Education: Roberto Rocca educational programs. Value Chain: ProPymes. Climate Change: MoU with Vale and alliances with Tenova for the development of carbon capture equipment and hydrogen-based burners. Health: partnering with Humanitas to share medical expertise	84-100
	17.19	Reporting of economic, financial, environmental, social and governance indicators following international frameworks: GRI, SASB, TCFD and reporting on specific issues, such as climate change (CDP) and sustainability topics (Ecovadis)	16

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	145

ANNEX 4 ECONOMIC & FINANCIAL PERFORMANCE
2023 was a great year for Ternium, as it advanced various initiatives to strengthen its position in Latin America.

Net sales totaled $17.6 billion, marking a 7% increase compared to 2022 figures, primarily driven by higher steel shipments: 14.2 million tons compared to 11.9 million in 2022.

Steel shipments in Mexico increased by 22% to a new all-time high of 8.4 million tons, fueled by nearshoring activities and infrastructure investment. The company also expanded its market share in the country, supported by its new state-of-the-art hot rolling mill in Pesquería. In Brazil, steel shipments reached 2.0 million tons, largely due to the consolidation of Usiminas starting in July 2023. However, this increase in shipments in Mexico and Brazil was partially offset by lower steel shipments in the Southern Region, affected by government-imposed restrictions on importing production inputs in Argentina, and Other Markets.

Adjusted EBITDA was $2.7 billion, impacted by non-cash effects related to the increased participation in

Usiminas. The Adjusted EBITDA margin remained at
historical levels (16%).

Net cash provided by operating activities was $2.5 billion, with free cash flow of $1.0 billion after capital expenditures of $1.5 billion. Capital expenditures in 2023 increased primarily due to the development of Ternium's growth projects in Pesquería and the consolidation of Usiminas, including the ramp-up of its main blast furnace in Ipatinga. Additionally, progress was made on constructing a new wind farm for Ternium in Argentina and on several projects aimed at improving environmental conditions and safety at its facilities.

As of the end of December 2023, Ternium achieved a net cash position of $1.9 billion, positioning itself strongly to address its growth investment program.

The dividend proposal for the 2023 period was $649 million, representing a 22% increase compared to the dividend for the 2022 period and approximately a 9% dividend yield.

	$1.3 BILLION In Employees' Wages and Benefits	$1.5 BILLION In Capex	$732 MILLION In Taxes	$13.4 BILLION In Suppliers
$18 BILLION In Economic Value Generated (2023)	$19.2 MILLION In Community Investments	$695 MILLION In Capital Providers	$19 MILLION In Research & Development

146. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

	2023	2022	2021	2020	2019

STEEL SALES VOLUME (THOUSAND TONS)
Brazil	2,014	723	1,160	861	1,360
Mexico	8,355	6,843	6,534	5,913	6,305
Southern Region	2,271	2,362	2,503	1,924	1,938
Other Markets	1,573	1,968	3,028	3,523	4,268
Total	14,213	11,896	13,225	12,221	13,871

IRON ORE SALES VOLUME (THOUSAND TONS)
Intercompany	4,048	3,457	3,809	3,289	3,576
Third-parties	4,128	N/A	N/A	507	N/A

ECONOMIC AND FINANCIAL INDICATORS ($ MILLION)
Net sales	17,610	16,414	16,091	8,735	10,193
Operating income	2,198	2,700	5,271	1,080	865
Adjusted EBITDA	2,740	3,415	5,863	1,525	1,526
Profit for the year attributable to:
Owners of the Parent	676	1,768	3,825	779	564
Non-controlling interest	310	325	542	89	66
Profit for the year	986	2,093	4,367	868	630

Capital expenditures	1,461	581	524	560	1,052
Free cash flow	1,040	2,172	2,154	1,201	595

BALANCE SHEET ($ MILLION)
Total assets	24,179	17,492	17,098	12,856	12,936
Total liabilities	7,367	3,723	4,863	4,413	5,221
Borrowings	2,146	1,032	1,479	1,723	2,189
Net (cash) debt	(1,886)	(2,597)	(1,155)	372	1,453
Capital and reserves attributable to the owners of the parent	12,419	11,846	10,535	7,286	6,612
Non-controlling interest	4,393	1,922	1,700	1,157	1,103

STOCK DATA ($)
Basic earnings per ADS	8.59	9.00	19.49	3.97	2.87
Approved dividend per ADS	3.30	2.70	2.60	2.10	—

Alternative performance measures
Non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. Non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

Adjusted EBITDA: equals net income of $986 million adjusted to exclude income tax expense of $334 million, equity in earnings of non-consolidated companies of $105 million, net financial results of $123 million, reversal of Usiminas post-retirement liabilities of $109 million, contingency reversal due to dismissal of public civil action against Usiminas of $63 million, non-cash effects related to the increase in the participation in Usiminas of $1,106 million and, in the fourth quarter of 2023, the impairment of Ternium's investment in Las Encinas mining assets of $42 million.

Free cash flow: Free cash flow equals net cash provided by operating activities of $2.5 billion less capital expenditures of $1.5 billion in 2023.

Net (cash) debt: equals borrowings of $2.1 billion less the consolidated position of cash and cash equivalents and other investments of $4.0 billion in 2023.

Direct Economic Value Generated: equals net sales plus interest income, proceeds from the sale of property, plant & equipment, other operating income, equity in earnings of associated companies and inflation adjustment results, less other financial losses. “Employees” equals labor costs. “Taxes” equals current income tax expense plus cost of sales and SG&A taxes, less the effect of changes in tax law. “Suppliers” equals cost of sales plus SG&A, less labor costs, depreciation of property, plant and equipment, amortization of intangible assets, allowance for obsolescence, cost of sales and SG&A taxes, R&D expenditures and community investments. “Capital Providers” equals dividends paid in cash to company’s shareholders and non-controlling interest, plus interest expense.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	147

ANNEX 5 GRI CONTENT INDEX
In this section, Ternium presents the economic, environmental, and social topics that have been prioritized for inclusion in our Sustainability Report. These topics are reported in reference to the Global Reporting Initiative's (GRI) Standard.

Statement of use	Ternium has reported the information cited in this GRI content index for the period January 1st 2023 to December 31st 2023 with reference to the GRI Standards.
GRI 1 used	GRI 1: Foundation 2021

TOPIC	DISCLOSURE	DISCLOSURE TITLE	LOCATION

GRI 2: General Disclosures 2021
The organization and its reporting practices	2-1	Organizational details	120
	2-2	Entities included in the organization’s sustainability reporting	20-F 2023 F-14
	2-3	Reporting period, frequency and contact point	Year 2023, annual 144
	2-4	Restatements of information Except for the specific indicators mentioned, the information has not undergone any restatements.	154
	2-5
External assurance
The data referred to GHG emissions under the worldsteel methodology and GHG Protocol has been verified by a third party. The results are available on Ternium's website at https://investors.ternium.com/English/ternium/financial-information/default.aspx

Activities and workers	2-6	Activities, value chain and other business relationships	10-102 20-F 2023 - 26
	2-7	Employees	68-158
	2-8	Workers who are not employees	158
Governance	2-9	Governance structure and composition	120 20-F 2023 - 101
	2-10	Nomination and selection of the highest governance body	20-F 2023 - 101
	2-11	Chair of the highest governance body The chairman is not a senior executive in the organization	134

148. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

TOPIC	DISCLOSURE	DISCLOSURE TITLE	LOCATION

	2-12	Role of the highest governance body in overseeing the management of impacts	120 20-F 2023 - 101
	2-13	Delegation of responsibility for managing impacts	120 20-F 2023 - 101
	2-14	Role of the highest governance body in sustainability reporting Ternium's Sustainability Report is approved by the company's CEO
	2-15	Conflicts of interest	120 20-F 2023 - 107
	2-16	Communication of critical concerns	20-F 2023 - 107
	2-17	Collective knowledge of the highest governance body	20-F 2023 - 101
	2-19	Remuneration policies	20-F 2023 - 106
	2-20	Process to determine remuneration	20-F 2023 - 106
Strategy, Policies and Practices	2-22	Statement on sustainable development strategy	10
	2-23	Policy commitments Ternium's policies are available at: www.ternium.com/en/company/policies	51-67
	2-24	Embedding policy commitments	10
	2-26	Mechanisms for seeking advice and raising concerns A confidential channel to report possible irregularities is available at: www.ternium.com/en/compliance-line	120
	2-28	Membership associations	20-F 2023 - 101
Stakeholder engagement	2-29	Approach to stakeholder engagement	10-147
	2-30	Collective bargaining agreements	158

Topic Standards
Economic	GRI 201-1	Direct economic value generated and distributed	145
	GRI 202-2	Proportion of senior management hired from the local community	68-160
	GRI 203-1	Infrastructure investments and services supported	86-162
Ethic and integrity	GRI 205-2	Communication and training about anti-corruption policies and procedures	120-163
Environmental	GRI 301-2	Recycled input materials used	22-38-157
	GRI 302-3	Energy intensity	22-154
	GRI 303-1	Interactions with water as a shared resource	38-156
	GRI 303-2	Management of water discharge-related impacts	38-156
	GRI 303-3	Water withdrawal	38-156
	GRI 303-5	Water consumption	38-156
	GRI 305-1	Direct (Scope 1) GHG emissions	22-155

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	149

TOPIC	DISCLOSURE	DISCLOSURE TITLE	LOCATION

	GRI 305-2	Energy indirect (Scope 2) GHG emissions	22-155
	GRI 305-3	Other indirect (Scope 3) GHG emissions	22-155
	GRI 305-4	GHG emissions intensity	22-155
	GRI 305-7	Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	22-155-156
	GRI 306-3	Waste generated	38-157
	GRI 306-4	Waste diverted from disposal	38-157
	GRI 306-5	Waste directed to disposal	38-157
Social	GRI 401-1	New employee hires and employee turnover	161
	GRI 403-1	Occupational health and safety management system	52-162
	GRI 403-2	Hazard identification, risk assessment, and incident investigation	52-162
	GRI 403-4	Worker participation, consultation, and communication on occupational health and safety	52-162
	GRI 403-5	Worker training on occupational health and safety	52-162
	GRI 403-6	Promotion of worker health	52-86-162
	GRI 403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	52-162
	GRI 403-8	Workers covered by an occupational health and safety management system	52-162
	GRI 403-9	Work-related injuries	52-162
	GRI 404-1	Average hours of training per year per employee	68-160
	GRI 404-2	Programs for upgrading employee skills and transition assistance programs	68
	GRI 404-3	Percentage of employees receiving regular performance and career development reviews	68-161
	GRI 405-1	Diversity of governance bodies and employees	68-158
	GRI 413-1	Operations with local community engagement, impact assessments, and development programs	86-162-163

150. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

ANNEX 5 SASB IRON & STEEL PRODUCERS CONTENT INDEX

TOPIC	CODE	ACCOUNTING METRIC	UNIT	2023 VALUES

Greenhouse Gas Emissions	EM-IS-110a.1	Gross global Scope 1 emissions.	million tons CO2e	17.8	(1)
		Percentage covered under emissions-limiting regulations	%	40%	(1)
	EM-IS-110a.2	Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets	Please refer to the chapter titled "Addressing Climate Change"

Air Emissions	EM-IS-120a.1	(1) CO		N/A
		(2) NOx (excluding N2O)	Thousand metric tons (t)	8.6	(2)
		(3) SOx	Thousand metric tons (t)	13.3	(2)
		(4) particulate matter (PM10)	Thousand metric tons (t)	3.2	(2)
		(5) manganese (MnO)		N/A
		(6) lead (Pb)		N/A
		(7) volatile organic compounds (VOCs)		N/A
		(8) polycyclic aromatic hydrocarbons (PAHs)		N/A
Energy Management	EM-IS-130a.1	1) Total energy consumed	Terajoules (TJ)	235,542	(3)
		(2) percentage grid electricity		15%	(4)
		(3) percentage renewable		2%	(5)
	EM-IS-130a.2	(1) Total fuel consumed	Terajoules (TJ)	190,695	(6)
		(2) percentage coal		70%	(6)
		(3) percentage natural gas		30%	(6)
		(4) percentage renewable		0.18%	(6)
Water Management	EM-IS-140a.1	(1) Total fresh water withdrawn	million m3	775.2	(7)
		(2) percentage recycled		N/A	(8)
		(3) percentage withdrawn in regions with High or Extremely High Baseline Water Stress	%	2%	(9)
		(3) percentage consumed in regions with High or Extremely High Baseline Water Stress	%	29%	(10)

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	151

TOPIC	CODE	ACCOUNTING METRIC	UNIT	2023 VALUES

Waste Management	EM-IS-150a.1	Amount of waste generated	Thousand tons	138.6	(11)
		Percentage hazardous	%	41%
		Percentage recycled	%	18%	(12)
Workforce Health & Safety	EM-IS-320a.1	(1) Total recordable incident rate (TRIR) for full-time employees	# X 1,000,000/ hours worked	1.98	(13)
		(2) fatality rate for full-time employees	# X 1,000,000/ hours worked	0	(14)
		(3) near miss frequency rate (NMFR) for full-time employees	# X 1,000,000/ hours worked	0.22	(15)
		(1) Total recordable incident rate (TRIR) for contract employees	# X 1,000,000/ hours worked	2.89	(13)
		(2) fatality rate for contract employees	# X 1,000,000/ hours worked	0.02	(14)
		(3) near miss frequency rate (NMFR) for contract employees	# X 1,000,000/ hours worked	0.37	(15)
Supply Chain Management	EM-IS-430a.1	Discussion of the process for managing iron ore and/or coking coal sourcing risks arising from environmental and social issues	Please refer to 2023 Ternium's 20F sections: Risk Factors; Raw Materials, Slabs, Energy and Other Inputs

ACTIVITY METRIC	CODE	ACCOUNTING METRIC	UNIT	VALUES

Raw steel production	EM-IS-000.A	Percentage from:
		(1) basic oxygen furnace processes	%	63%
		(2) electric arc furnace processes	%	37%
	EM-IS-000.B	Total iron ore production	million tons	3.4	(16)
	EM-IS-000.C	Total coking coal production		N/A	(17)

152. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

NOTES

The information presented herein does not include Usiminas operations.

Environmental information does not include mining activity.

1. The information corresponds to the company's gross absolute emissions in the steel business. It excludes service centers, distribution centers, and offices. The methodology used is the GHG Protocol. It includes the following GHGs: CO2, CH4, N2O, HFCs, PFCs, and SF6. The company's gross absolute emissions for the mining business were 81.5 thousand tons.

2. Includes steelmaking sites and power plants. Other downstream steel sites and mining operations are excluded.

3. The energy data is limited to steelmaking facilities and is based on worldsteel's methodology. The energy factors used for calculation are on the lower end of the range. Energy consumption includes energy from all sources, including energy purchased from sources external to the entity and energy produced by the entity itself (self-generated) less energy sold to third-parties (electricity in Argentina and Brazil).

4. Calculated as purchased grid electricity consumption divided by total energy consumption. Conversion factor energy equivalent from worldsteel methodology 9.8 Gj/Mwh.

5. Calculated as renewable energy consumption divided by total energy consumption. Renewable energy only considers direct PPAs, renewable energy certificates and biofuels. The proportion of renewable energy from the national grid is not considered. Conversion factor energy equivalent from worldsteel methodology 9.8 Gj/Mwh.

6. The energy data presented herein is limited to steelmaking facilities and based on worldsteel's methodology. The energy factors used for calculation are on the lower end of the range.

7. This figure considers water intake for the steel business and power plants from freshwater sources: surface, underground, and third-party (potable) sources. Fresh water after treatment of sewage water is not considered. Fresh water is defined as water with less than 1,000 parts per million of dissolved solids. The total water intake, including water from sewage, was 785 million m³.

8. Most of Ternium's water intake returns to the source (94%) mainly due to the configuration of power plants in Argentina and Brazil. However, some steelmaking and finishing facilities have closed or almost closed circuits.

9. The information considers water intake for the steel business and power plants regardless of the quality (fresh or non-fresh) of the water intake.

10. Ternium's water consumption, meaning the difference between water intake (785 million m³) and water discharge, was 51 million m3. Of those 51 million m3, 29% was consumed in areas of High or Extremely High Baseline Water Stress.

11. The information corresponds to the company's steel business. Total waste considering also mining activities equals 139.8 thousand tons.

12. This figure includes both hazardous and non-hazardous waste, with recycling as the final destination.

13. Total Frequency Rate (TFR) is the number of first aid accidents, accidents with and without lost days, and non-industrial accidents, per million, divided by hours worked. It does not include commuting accidents.
TFR = [(First Aid Accidents + Accidents with and without Lost Days + Non-Industrial Accidents) * 1,000,000] / Hours Worked.

14. Total Frequency Rate (TFR) is the number of first aid accidents, accidents with and without lost days, and non-industrial accidents, per million, divided by hours worked. It does not include commuting accidents.
TFR = [(First Aid Accidents + Accidents with and without Lost Days + Non-Industrial Accidents) * 1,000,000] / Hours Worked.

15. Near miss frequency rate (NMFR) is calculated as the number of High-Risk Incidents per million, divided by hours worked.

16. The information is for the 2023 saleable production. Saleable production consists of a mix of direct shipped ore, concentrate, pellet feed, and pellet products with an iron content of approximately 65% to 66%. Reported figures include Peña Colorada’s operation at Ternium’s 50% ownership interest. Run-of-mine production was 8.3 million tons.

17. Coking coal and other metallurgical coals are externally supplied.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	153

ANNEX 5 TCFD CONTENT INDEX

DISCLOSURE		PAGES

Governance	a) Describe the board’s oversight of climate-related risks and opportunities.	22-120
	b) Describe management’s role in assessing and managing climate-related risks and opportunities.	22-120 20-F 2023, F-45
Strategy	a) Describe the climate-related risks and opportunities the organization has identified over the short, medium and long term.	22
	b) Describe the impact of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning.	22 20-F 2023, F-45
	c) Describe the resilience of the organization’s strategy, taking into consideration different climate-related scenarios, including a 2˚C or lower scenario.	22
Risk Management	a) Describe the organization’s processes for identifying and assessing climate-related risks.	22-120
	b) Describe the organization’s processes for managing climate-related risks.	22-120
	c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization’s overall risk management.	22-120
Metrics and Targets	a) Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.	22-154
	b) Disclose Scope 1, 2 and, if appropriate, Scope 3 GHG emissions, and the related risks.	22-154
	c) Describe targets used by the organization to manage climate-related risks and opportunities and performance against targets.	22

154. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

ANNEX 6 ESG HISTORICAL DATA
In this section, Ternium has compiled historical data and additional information related to the selected environmental and social topics for its 2023 Sustainability Report. The operational information contained in this report is based on Ternium’s operational data and does not include Usiminas unless it is specified.

The financial information is based on Ternium's consolidated financial statements, which were prepared according to IFRS and IFRIC interpretations as issued by the IASB and adopted by the European Union and presented in U.S. dollars ($) and metric tons. Historical data related to the selected economic topics has been compiled in the Annex 4: Economic & Financial Performance.

		2021	2022	2023

ENVIRONMENTAL DATA
Environmental and Energy Management Systems
% of employees and contractors working at ISO 14001 certified facilities		97%	98%	96%
% of crude steel produced in ISO 14001 certificated facilities		100%	100%	100%
% of crude steel produced in ISO 50001 certificated facilities		63%	84%	86%
% of mining sites certified with ISO 14001		100%	100%	80%	(1)
Investment in environmental and decarbonization projects	$ million	79.8	108.9	117.8

Energy and CO2 Emissions GRI 302.3 / 305.1 / 305.2 / 305.3 / 305.4 / 305.7 - SABS EM-IS-110a.1 / EM-IS-120a.1 / EM-IS-130a.1 / EM-IS-130a.2					(2)
Total energy consumed	TJ	254,472	236,242	235,542	(3)
Energy intensity	GJ/ton crude steel	23.9	22.7	22.9
Electricity consumed	MWh	5,798,240	5,776,668	5,750,974	(4)
% of grid electricity		62%	61%	62%
% of renewable		N/A	N/A	9%
Total fuel consumed	TJ	204,565	195,316	190,695	(5)

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	155

		2021	2022	2023

ENVIRONMENTAL DATA
Coal		64%	71%	70%
Natural gas		26%	29%	30%
Renewable		0.1%	0.1%	0.2%
Others		10.0%	0.3%	0.4%
Direct emissions - scope 1	CO2 million tons	17.2	16.6	16.6	(6)
Indirect emissions related to electricity - scope 2	CO2 million tons	1.2	1.2	1.1	(7)
Indirect emissions related to raw materials - scope 3	CO2 million tons	0.8	0.8	0.8	(8)
CO2 Emissions - scopes 1,2 & 3	CO2 million tons	19.2	18.7	18.5	(9)
Direct emission intensity- scope 1	CO2 ton /ton crude steel	1.62	1.60	1.61
Emission intensity - scopes 1 & 2(*)	CO2 ton /ton crude steel	1.73	1.72	1.72
Emission intensity - scopes 1, 2 & 3	CO2 ton /ton crude steel	1.80	1.80	1.80
CO2 Capture and usage	CO2 thousand tons	221	261	280
(*) Ternium's current target corresponds to CO2 emission intensity scopes 1 & 2 using worldsteel methodology

GHG Emissions (GHG Methodology)					(10)
Gross global Scope 1 emissions	CO2eq million tons	18.0	17.5	17.9
Percentage covered under emissions-limiting regulations	%			40%
Gross location-based energy indirect (Scope 2) GHG emissions	CO2eq million tons	2.0	2.1	2.1
Gross market-based energy indirect (Scope 2) GHG emissions	CO2eq million tons	1.8	1.8	1.8
Gross other indirect (Scope 3) GHG emissions	CO2eq million tons	7.4	6.4	11.6
C1. Purchased goods and services	CO2eq million tons	7.0	5.9	7.8
C3. Fuel- and energy-related activities not included in scope 1 or scope 2	CO2eq million tons	N/A	N/A	3.4
C4. Upstream transportation and distribution	CO2eq million tons	0.2	0.2	0.2	(11)
C7. Employee commuting	CO2eq million tons	0.0	0.0	0.0	(11)
C9. Downstream transportation and distribution	CO2eq million tons	0.2	0.2	0.2	(11)

Other Air Emissions GRI 305.7					(12)
Dust emissions - Particulate matter	thousand tons	2.3	2.5	3.0
Oxides of nitrogen (NOx)	thousand tons	12.8	8.2	6.1

156. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

		2021	2022	2023

ENVIRONMENTAL DATA
Sulfur Oxides (SOx)	thousand tons	13.1	11.3	11.9
Dust emissions - Particulate matter	Kg/ton crude steel	0.22	0.24	0.29
Oxides of nitrogen (NOx)	Kg/ton crude steel	1.21	0.79	0.60
Sulfur Oxides (SOx)	Kg/ton crude steel	1.24	1.09	1.16

Water Management GRI 303.3 / 303.5 – SABS EM-IS-140a.1					(13)
Total water intake	million m3	766.7	798.1	785.0	(14)
Total water consumed	million m3	50.2	50.9	51.0	(15)
Water intake (excluding power plants)	million m3	157.0	159.7	154.8	(16)
% surface water		88%	88%	87%
% groundwater		6%	6%	6%
% third-party water		6%	6%	7%
% of water intake in regions with high or extremely high baseline water stress		11%	11%	12%	(17)
Water consumed (excluding power plants)	million m3	44.1	46.4	47.5
% of water consumed in locations with high or extremely high baseline water stress		27%	28%	31%	(18)
Steelmaking sites water intake (excluding power plants)	million m3	149.6	151.1	145.5
Steelmaking sites water intake intensity (excluding power plants)	m3/ ton crude steel	14.1	14.5	14.2
Steelmaking sites water consumed (excluding power plants)	million m3	39.3	40.8	41.1

Water Management at Mexican Facilities					(19)
Water intake	million m3	17.3	18.2	18.4
groundwater		54%	51%	46%
third-party water		46%	49%	54%	(20)
Fresh water	million m3	11.8	12.3	11.9	(21)
Other water	million m3	5.4	5.8	6.5
Internal treated and recycled water	million m3	1.6	1.1	2.4
Water intensity for steelmaking sites (intake and reused)	m3/ ton crude steel	3.2	3.3	3.3	(22)

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	157

		2021	2022	2023

ENVIRONMENTAL DATA
Materials and waste GRI 306.3 / 306.4 / 306.5 – SABS EM-IS-150a.1					(23)
Material Efficiency		99.2%	99.4%	99.5%
Steel scrap used in the production process	million tons	3.1	2.8	2.9
Recycled input materials used (steel scrap/new steel)		29%	27%	28%
Reused materials and co-products sold to third parties	million tons	4.8	5.1	5.5
Blast Furnace slag to cement industry	million tons	1.9	1.9	2.0
Mix Rock® & other mixes to cement industry	thousand tons	128.4	137.1	110.8	(24)
Waste	thousand tons	174.7	102.5	94.6	(25)
Waste directed to disposal	thousand tons	129.9	91.5	73.3
Non-hazardous waste	thousand tons	115.3	81.2	57.7
Landfill	thousand tons	115.3	81.2	57.7
Hazardous waste	thousand tons	14.7	10.3	15.7
Incineration	thousand tons	0.0	0.1	0.2
Landfill	thousand tons	14.6	10.2	15.5
Waste diverted from disposal	thousand tons	44.8	11.0	21.2
Non-hazardous waste	thousand tons	38.2	5.8	12.9
Recycling	thousand tons	37.5	5.0	12.0
Preparation for reuse	thousand tons	0.7	0.8	1.0
Hazardous waste	thousand tons	6.6	5.2	8.3
Recycling	thousand tons	6.6	5.1	8.2
Preparation for reuse	thousand tons	0.0	0.1	0.1
Mining information					(26)
Mining tailings	million tons	6.1	6.3	6.5
Accumulated mining tailings	million tons	91.7	98.0	104.5

158. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

		2021	2022	2023

SOCIAL DATA
Headcount GRI 2-30 / 2-7 / 2-8 / 202.2 / 401.1 / 404.3 /405.1					(27)
Management	# of People	1,329	1,401	1,575
Salaried	# of People	2,344	2,461	2,620
Hourly	# of People	14,927	15,183	15,321
Supervisors	# of People	1,542	1,465	1,497
Total employees (full-time)	# of People	20,142	20,510	21,013
Female	# of People	1,547	1,686	1,819
Male	# of People	18,595	18,824	19,194
Full-time employees covered by collective bargaining agreements	%	74%	73%	73%
Trainees (part-time)	# of People	438	560	655
External employees (contractors and externals from headcount)	# of People	15,929	14,454	18,834

Diversity of governance bodies and employees GRI 405.1
Management by gender, age and nationality
Female		15%	15%	16%
Male		85%	85%	84%

≤ 29 years old		3%	3%	4%
30 - 49 years old		70%	66%	65%
≥ 50 years old		27%	31%	31%

Argentine		32%	31%	30%
Brazilian		12%	12%	11%
Colombian		4%	4%	4%
Mexican		45%	46%	47%
Other Nationality		7%	7%	8%

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	159

	2021	2022	2023

SOCIAL DATA
Salaried by gender, age and nationality
Female	39%	39%	39%
Male	61%	61%	61%

≤ 29 years old	24%	27%	30%
30 - 49 years old	62%	56%	55%
≥ 50 years old	15%	17%	15%

Argentine	16%	16%	15%
Brazilian	19%	18%	17%
Colombian	8%	8%	7%
Mexican	50%	52%	54%
Other Nationality	7%	6%	7%

Hourly by gender, age and nationality
Female	3%	3%	3%
Male	97%	97%	97%

≤ 29 years old	21%	20%	18%
30 - 49 years old	62%	62%	63%
≥ 50 years old	17%	18%	18%

Argentine	28%	28%	26%
Brazilian	20%	19%	19%
Colombian	6%	6%	6%
Mexican	43%	44%	46%
Other Nationality	2%	3%	3%

Supervisors by gender, age and nationality
Female	3%	3%	3%
Male	97%	97%	97%

160. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

		2021	2022	2023

SOCIAL DATA
≤ 29 years old		5%	4%	5%
30 - 49 years old		62%	63%	61%
≥ 50 years old		33%	33%	34%

Argentine		32%	34%	34%
Brazilian		10%	11%	11%
Colombian		5%	6%	6%
Mexican		48%	45%	44%
Other Nationality		4%	4%	4%

GRI 405.1
In December 2023, the Board of Directors comprised 8 members, 6 men and 2 women, all over 50 years old. The distribution by nationality was as follows: 3 were Italian citizens, 2 were Argentine citizens, 1 was a Mexican citizen, 1 was a British & Italian citizen, and 1 was a French and Luxembourg citizen. At that time, there were 12 executive officers, 11 men and 1 woman. In terms of age distribution, two of them were in the range between 30 and 49 years old, while the rest were over 50 years old. The composition by nationality was as follows: 9 were Argentine citizens, 2 were Mexican citizens, and 1 was a German citizen.

Proportion of top management hired from the local community GRI 202.2					(28)
Country
Argentina		100%	100%	100%
Brazil		55%	58%	58%
Colombia		33%	—%	—%
Mexico		40%	43%	44%

Average hours of training per year per employee GRI 404.1					(29)
Management	Hs/per year	27	43	39
Salaried	Hs/per year	36	42	38
Hourly	Hs/per year	44	40	41
Supervisors	Hs/per year	24	34	34
Total	Hs/per year	40	40	40

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	161

		2021	2022	2023

SOCIAL DATA
Female	Hs/per year	38	43	40
Male	Hs/per year	40	40	40

Performance and career development reviews GRI 401.1 / 404.3
Management & Salaried (M&S)		93%	90%	90%
Hourly		33%	34%	33%
Supervisors		93%	92%	92%
Upward feedback (M&S)		96%	97%	95%
Employees' satisfaction rate (M&S)		76%	N/A	N/A

GRI 401.1
Employee turnover for the year 2023 was 7%. Rate according to gender: 7% female, 7% male. Rate according to age: 9% under 30 years old, 6% in the category 30-50 years old and 8% over 50 years old. Rate according to the region: 8% Argentine, 11% Brazil, 10% Colombia, 6% Mexico and 4% other countries.					(30)

Health and Safety GRI 403.5 / 403.8 / 403.9 - SASB EM-IS-320					(31)
Injuries frequency rate (IFR)	# injuries with and without lost days x 1Million/Hours worked	2.63	2.22	2.45	(32)
Employees		2.83	1.97	1.98
Contractors		2.45	2.45	2.89
Lost time injuries frequency rate (LTIFR)	# injuries with lost days x 1Million/Hours worked	0.79	0.63	0.68	(33)
Employees		0.80	0.52	0.61
Contractors		0.78	0.73	0.75
Fatalities	#	0	1	2	(34)
Employees		0	1	0
Contractors		0	0	2
Fatality frequency rate (FFR)	# fatalities x1Million/Hours worked	0.00	0.01	0.02	(35)
Employees		0.00	0.01	0.00
Contractors		0.00	0.00	0.02

162. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

		2021	2022	2023

SOCIAL DATA
Major Injury Frequency Rate (MIFR)	# major injuries x 1Million/Hours worked	0.40	0.28	0.29	(36)
Employees		0.46	0.28	0.22
Contractors		0.34	0.27	0.37
Near Miss Frequency Rate	# High Risk incidents x 1Milllion/Hours worked	8	7	9	(37)
Employees		12	10	14
Contractors		4	4	4
Safety training hours	# hours per year	260,488	340,223	345,603
Safety training hours participation	# of employees and contractors	14,745	17,934	18,668
Safety hours program walks	# of sessions	139,085	195,231	190,404
Safety hours program participation	# of employees and contractors	2,017	2,515	3,123
Ten Life-Saving Rules compliance audits	# per year	23,177	30,452	33,439
Health and Safety revisions	# per year	184,631	199,175	206,553	(38)
Positive approaches	# per year	115,950	144,298	163,708
H&S System Coverage	% of employees and contractors	100%	100%	100%	(39)
H&S System Coverage (internally audited)	% of employees and contractors	100%	100%	100%
H&S System Coverage (externally certified)	% of employees and contractors	70%	91%	93%	(40)
Investment in Health and Safety	$ million	38	74	72

Community GRI 413.1					(41)
Internship Hours	hours/per year	28,195	33,200	53,773
Community Investments	$ million	17.3	21.2	19.2
Education Investments	$ million	4.8	18.0	16.7
Technical Gene program - Teachers	# of Participants	66	100	224
Technical Gene program - Students	# of Participants	4,432	4,655	2,901
After School program participation (elementary school)	# of Students	312	307	439
After School program participation (high-school)	# of Students			550
Roberto Rocca Scholarships (high school)	# of Scholarships	804	789	973

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	163

		2021	2022	2023

SOCIAL DATA
Roberto Rocca Scholarships (undergraduate)	# of Scholarships	369	387	435
Roberto Rocca Scholarships (PhDs)	# of Scholarships	10	12	5
Volunteering Program	# of volunteers	262	1,390	1,488
Volunteering Program	hours / per year	1,256	17,998	11,026

Small and Medium-sized Enterprises Program (ProPymes) GRI 413.1					(42)
Small and medium-sized enterprises participation	# SMEs	1,823	2,043	2,169
Sponsored training courses	# attendants	4,925	5,359	6,196
Sponsored training courses	hours in class /per year	95,851	94,462	113,615
ProPymes sponsored technical schools	# of Schools	45	45	60
ProPymes sponsored industrial projects	# of Projects	399	450	519
Financial assistance - direct	$ million	0.5	1.3	0
Financial assistance - as link with banking institutions	$ million	18.8	10.3	5.7

GOVERNANCE DATA
GRI 205.2
Training sessions on Ternium's policy on business conduct	# sessions	68	62	73	(43)
Training sessions on Ternium's policy on business conduct	# participants	524	517	718	(44)
Acknowledgment and commitment to abide Ternium's Code of Conduct and Policy on Business Conduct	% eligible employees	99.5%	99.6%	98.4%
Training course on the company's Policy on Business Conduct (e-learning)	% eligible employees	99%	99.4%	99.3%
Compliance Line's substantiation rate		52%	47%	52%

NOTES

1. % of mining sites certified with ISO 14001
Mining Operations certified with the ISO 14001 scope include Aquila, Tecoman Transference station, Alzada Pelletizing Plant, Palomas mine and El Encino mine. Palomas Mine has finalized the certification process and is waiting for the certificate.

2. Energy and CO2 Emissions
The energy and emissions data are limited to Ternium's sites with steel shops and are based on worldsteel's sectorial approach methodology. Worldsteel methodology has been published as an International Standard, ISO 14404:2013 - Calculation method of CO2 emission intensity from iron and steel production. It consists of Part 1: Steel plant with blast furnace, Part 2: Steel plant with electric arc furnace (EAF), and Part 3: Steel plant with electric arc furnace (EAF) and coal-based or gas-based direct reduction iron (DRI) facility.

3. Total energy consumed
Accounts for all energy sources used, including fuels, electricity, and the energy required for feedstock production. The conversion factor from worldsteel methodology is used to convert from MWh of electricity consumed to MW. Conversion factor = 9.8 GJ/MWh.

164. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

4. Electricity consumed
Equals self-generated electricity plus electricity purchased for consumption less electricity sold.

5. Total fuel consumed
Includes fuel like natural gas, fuel oil, light oil and reducing agents like coal, coke and natural gas. The percentages of fuels from renewable sources are not significant.

6. Direct emissions - scope 1
Scope 1 was calculated using Tier 3 emissions factors based on specific site measurements performed by Ternium on the main raw materials. CO2 captured and sold to other industries is considered as emissions avoided. The percentage of gross global scope 1 CO2 emissions subject to GHG emissions regulations or programs in 2023 was 38%.

7. Indirect emissions related to electricity -
scope 2
Scope 2 emissions were estimated using location-based (Tier 2) and market-based (Tier 3) emission factors according to local electricity suppliers, and accounting for clean energy certificates, that represent a reduction of 134 ktons of CO2.

8. Indirect emissions related to raw materials - scope 3
Scope 3 emissions were calculated using Tier 1 and Tier 3 emission factors based on upstream emission factors provided by suppliers. It includes only category 1: purchases of goods and services (raw materials for crude steel production). The Blast Furnace slag sold to other industries is considered as emissions avoided.

9. CO2 Emissions - scope 1,2 & 3
Carbon dioxide (CO2) emissions are the only greenhouse gas emissions reported, given the non-significant emission levels of other greenhouse gases within Ternium's processes. CO2 emissions were 18.5 million tons with credits (sales of blast furnace slag to the cement industry and sales of captured CO2) and 19.9 million tons without credits.

10. GHG Emissions (GHG Methodology)
These figures include CO2, CH4, N2O, HFCs, PFCs, and SF6. They cover steel production, finishing, power generation, and mining.
The 2023 corporate inventory was third-party verified for all sites where Ternium has operational control. Offices and service centers are excluded due to their low significance (<1% of the company's electricity consumption).
We expect that, in the near future, worldsteel will modify the reference emissions intensity for raw materials production, such as coke, ferroalloys, and aluminum, compared to the values used to date.

11. Gross other indirect (scope 3) GHG emissions
The category C1. Purchased goods and services includes steel purchases from third parties. The categories C4. Upstream transportation and distribution, C7. Employee commuting, and C9. Downstream transportation and distribution correspond exclusively to Ternium Brazil.

12. Other Air Emissions
Air emissions indicators correspond to steel shops excluding power plants. They consider local legal requirements for monitoring and reporting emissions from all process stacks. All measurements resulted in values below the limits and guide values established by the authorities of each country. Air emission figures for 2023 include specific measurements taken at the sinter plant in Argentina, representing an improvement over previous years when estimates were used due to data limitations. If power plants were included, the 2023 figures would be as follows: PM 3.2 thousand tons, NOx 8.6 thousand tons, SOx 13.3 thousand tons.

13. Water Management
Water management figures exclude in all cases mining operations.

14. Total water intake
Total water intake comes mostly from surface water in Argentina and Brazil (98%) and is mostly classified as freshwater, meaning water with a concentration of dissolved solids equal to or below 1,000 mg/L (99%).
Total water intake intensity, meaning total water intake divided by total crude steel produced in 2023, was 76.4 million m3/ton crude steel.
Total water intake in regions with high or extremely high water stress is only 2% of total water intake.

15. Total water consumed
Consumption is defined by worldsteel as the difference between water intake and discharge. The quality of the discharged water is monitored in accordance with local regulations in each country where Ternium operates.

16. Water intake (excluding power plants)
Fresh water, meaning water with less than 1,000 mg/L of dissolved solids, represents 96% of water intake excluding power plants. This also includes sewage water that was previously treated.

17. % of water intake in regions with high or extremely high baseline water stress
It is calculated as the total water withdrawn in areas with high water stress divided by the total water withdrawn. According to WRI aqueduct tool 4.0, Mexican facilities are the only ones that fall under this category.

18. % of water consumed in locations with high or extremely high baseline water stress
It is calculated as the total water consumed (water withdrawal less water discharge) in areas with high water stress divided by the total water consumed. The 2022 figure was revised from 33% to 28% due to a reclassification of water discharge according to water stress.

19. Water management at Mexican facilities
Includes steelmaking and downstream processes. Tenigal was incorporated, starting in 2022.

20. Third-party water
Third-party water is mainly sewage water from external wastewater treatment plants or directly sourced from the city's drainage. In 2023, 53% of the Mexican facilities' water intake was sewage water.

21. Freshwater
Freshwater is water with a concentration of total dissolved solids equal to or below 1,000 mg/L.

22. Water intensity for steelmaking sites (only)
Water intensity is water intake and reused water only for steelmaking sites. Excluding reused water the 2023 figure is 2.9 m3 per ton of crude steel.

23. Materials and waste
The information about materials and waste only refers to Ternium's steelmaking facilities.

24. Mix Rock® & other mixes for the cement industry
Considering also downstream processes, this figure amounted to 140 thousand tons in 2023.

25. Waste
Total waste considering also downstream facilities and mining equals 139.7 thousand tons. The composition is the following:
-Waste directed to disposal 112.7 thousand tons: Non-hazardous waste 69.2 thousand tons and Hazardous waste 43.5 thousand tons
-Waste diverted from disposal 27.0 thousand tons: Non-hazardous waste 13.0 thousand tons and Hazardous waste 14.0 thousand tons

26. Mining tailing waste
The information regarding mining includes 50% of Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V.

27. Headcount
External employees include mostly contractors of the productive facilities.
Considering Usiminas' headcount of 13,445 people in December 2023, the total number of direct employees was 34,458.

ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	165

28. Proportion of top management hired from the local community
Employees are considered to be local when they are residing in and have the nationality of the corresponding country.
These countries are considered significant locations of operation since they are the most significant in terms of revenue.

29. Average hours of training per year per employee
Information on average hours of training was calculated considering hours of training per job category and gender, excluding on-the-job training, divided by the number of people actually trained. The training hours per job category and gender in 2023 were as follows: management, 58 thousand hours; salaried, 108 thousand hours; hourly, 642 thousand hours; supervisors, 52 thousand hours; total, 860 thousand hours; females, 77 thousand hours; males, 784 thousand hours.
The company also delivered 39 thousand hours of training to 529 external employees in 2023.
Considering on the job training the company delivered over 2.04 million hours of training to direct employees and 135 thousand hours to external employees.

30. Employees' turnover
This reflects the total turnover for Management and Salaried employees. Other employee categories are not included. For the calculation, the total number of employees that left the company in the reporting period is considered, over the average number of employees in the year.

31. Health and Safety
Total hours worked were 105 million; 101 million and 100 million for the years 2023, 2022 and 2021, respectively.

32. Injuries frequency rate (IFR)
Number of first aid accidents, accidents with and without lost days, and non-industrial accidents, per million, divided by hours worked. It does not include commuting accidents.
IFR = [(First Aid Accidents + Accidents with and without Lost Days + Non-Industrial Accidents) * 1,000,000] / Hours Worked.

33. Lost time injuries frequency rate (LTIFR)
A lost time injury (LTI) is an incident that causes an injury that prevents a person from returning to their next scheduled shift or work period. Lost time injury frequency rate (LTIFR) is the number of Lost Time Injuries per million man-hours. LTIFR includes fatalities.
LTIFR = [(Accidents with Lost Days) * 1,000,000] / Hours Worked.

34. Fatalities
Both fatalities registered were those of contractors.
In 2023, there was also a fatal accident at Usiminas. For more information, please see Usiminas' Sustainability Report 2023.

35. Fatality frequency rate (FFR)
Number of Fatal Industrial Accidents, per million, divided by man hours worked. It does not include non-industrial fatal accidents or fatal accidents in itinere.
FFR= [(Fatal Accidents) ∗ 1,000,000] / Man Hours Worked.

36. Major Injury Frequency Rate (MIFR)
Number of accidents with loss of days classified as major, per million, divided by man hours worked. Major injuries refer to: amputation, suffocation, burn, severe contusions, fracture, laceration and fatalities. It does not include first aid accidents, nor accidents without loss of days, nor non-industrial accidents, nor accidents in itinere.
Excluding fatalities: total MIFR 0.28; Employees MIFR 0.22; Contractors MIFR 0.33

37. Near Miss Frequency Rate
High risk incidents include any near miss that could have had fatal consequences or total disability, or that involved confined spaces, explosion, hot work, fall from heights, hazardous substances, and collision or rollover of vehicles, amongst others.

38. Health and Safety revisions
These revisions include: Security Verification Audits, Critical Processes or Task Audits and Secure Behavior Observations.

39. H&S System Coverage
The scope includes production plants, service centers, and distribution centers. Commercial offices with administrative tasks, recreational facilities, schools, and clinics are excluded.

40. H&S System Coverage (externally certified)
The scope includes production plants, service centers, and distribution centers. Recreational facilities, offices, schools, and clinics are excluded. The external certification was conducted on ISO 45001.

41. Community Programs
In 2023, the After School program was extended to high-school facilities. It includes students who have completed at least 70% of their attendance.
Ternium has community programs at every location where it has operations.

42. Small and medium-sized enterprises participation
In Argentina, the ProPymes program includes suppliers and customers related to the Techint Group. Of the 2,169 SMEs, 1,490 were specifically related to Ternium's business. The information about those companies is the following: # attendants to sponsored training courses 4,293 people; # hours class per year 86,809 hours, # sponsored technical schools 48; # sponsored industrial projects 361.

43. Training sessions on Ternium's policy on business conduct (on-site)
Aimed at directors, managers and employees considered as high exposure personnel according to the following principles: i) country where they perform their duties; ii) interaction with government entities; iii) contracting, supervision or control of high-risk third-parties; iv) key internal control activities, such as supplier hirings and payments.

44. Training sessions on Ternium's policy on business conduct (on-site)
During 2023, 647 employees participated in training sessions. Some of them more than once.

166. TERNIUM	SUSTAINABILITY REPORT 2023	OVERVIEW

FORWARD LOOKING STATEMENTS

This sustainability report contains “forward-looking statements”, including with respect to certain of our plans and current goals and expectations relating to Ternium’s future financial condition and performance, which are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment in Ternium’s securities.

All forward-looking statements are based on management’s present expectations of future events and are subject to a number of factors and uncertainties that cause actual results, performance or events to differ materially from those expressed or implied by those statements.

These risks include but are not limited to risks relating to the steel industry and mining activities, risks relating to countries in which we operate, risks relating to our business, including uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products, risks relating to the company’s structure and regulatory risks, as well as other factors beyond Ternium’s control.
RISK FACTORS

For a detailed description of Ternium’s main risk factors, please see the section "Risk Factors" included in the Company’s annual report for the year ended December 31, 2023.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect Ternium’s financial condition and results of operations could differ materially from those that have been estimated.

You should not place undue reliance on the forward-looking statements, which speak only as of the date of this sustainability report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of changes of circumstances or management’s estimates or opinions, new information, future events or otherwise.

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